UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

May 23, 2007

Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended March 31, 2007

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

The annual general meeting of shareholders (scheduled)	June 28, 2007	Dividend payment date (scheduled)	June 28, 2007
The annual securities report issuing date (scheduled)	June 28, 2007	Trading accounts:	Established

1. Consolidated financial data for the fiscal year ended March 31, 2007

(1) Result of Operations

	(Amounts of less than one million yen are rounded down.)
	(% represents the difference from the previous period)
	Ordinary Income		Ordinary Profit		Net Income
Fiscal year ended	million yen	%	million yen	%	million yen	%
March 31, 2007	6,094,033	41.9	1,457,080	35.2	880,997	14.3
March 31, 2006	4,293,950	63.4	1,078,061	81.7	770,719	127.7

(Reference) Former UFJ Holdings, Inc. (6 months)

FYE Sep. 30, 2005	1,113,760		355,247		411,057

	Net Income per Common Share	Diluted Net Income per Common Share	Net Income to Net Assets Attributable to MUFG Shareholders	Ordinary Profit to Total Assets	Ordinary Profit to Ordinary Income
Fiscal year ended	yen	yen	%	%	%
March 31, 2007	86,795.08	86,274.70	11.8	0.8	23.9
March 31, 2006	93,263.16	89,842.27	13.6	0.7	25.1

(Reference) Former UFJ Holdings, Inc. (6 months)

FYE Sep. 30, 2005	79,851.45	57,075.34	1,707.8	0.4	31.9

(Reference) Income from investment in affiliates (Equity method):

FYE Mar. 31, 2007	(80,621) million yen	FYE Mar. 31, 2006	15,768 million yen
Former UFJ Holdings, Inc.		FYE Sep. 30, 2005	4,474 million yen (6 months)

(2) Financial Conditions

	Total Assets	Total Net Assets(*1)	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Total Net Assets per Common Share(*1)	Risk-adjusted Capital Ratio(*2)
As of	million yen	million yen	%	yen	%
March 31, 2007	187,281,022	10,523,700	4.5	801,320.41	(preliminary) 12.58
March 31, 2006	187,046,793	7,727,837	4.1	692,792.39	12.20

Shareholders’ equity	As of Mar. 31, 2007	8,520,265 million yen	As of Mar.31, 2006	-	million yen

(*1)	Please refer to page 4 for “Total Net Assets”, “Net Assets Attributable to MUFG Shareholders to Total Assets” and “Total Net Assets per Common Share”.
(*2)	Beginning from the fiscal year ended March 31, 2007, “Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006). For the fiscal year ended March 31, 2006, the “Risk-adjusted Capital Ratio” was computed in accordance with the Notification of the Ministry of Finance No. 62, 1998.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
Fiscal year ended	million yen	million yen	million yen	million yen
March 31, 2007	(4,405,492)	1,446,600	(319,199)	2,961,153
March 31, 2006	(7,731,543)	3,847,452	(277,474)	6,238,548

(Reference) Former UFJ Holdings, Inc. (6 months)

FYE Sep. 30, 2005	200,419	573,218	(154,096)	5,499,161

2. Dividends on Common stock

	Dividends per Common Share			Total Dividends (Annual)	Dividend Payout Ratio (Consolidated)	Dividend rate for Total Net Assets (Consolidated)
	Interim	Year-end	Annual
Fiscal year ended	yen	yen	yen	million yen	%	%
March 31, 2006	3,000.00	4,000.00	7,000.00	58,604	7.5	1.0
March 31, 2007	5,000.00	6,000.00	11,000.00	111,812	12.7	1.5
March 31, 2008(*2) (Forecast)	7,000.00	7,000.00	14,000.00		18.0

(*1)	The table shown above does not include stocks other than common stocks. Please refer to page 3 for information with regard to the preferred stocks.
(*2)	Please refer to page 5 for information with regard to “Dividends per Common Share” and “Dividend Payout Ratio (consolidated)” for FYE Mar. 31, 2008.

3. Earnings forecasts for the fiscal year ending March 31, 2008 (Consolidated)

	( % represents the difference from the previous period)
	Ordinary Income		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Interim	3,300,000	16.2	700,000	5.5	350,000	(31.0)	33,900.14
Annual	6,700,000	9.9	1,500,000	2.9	800,000	(9.2)	77,596.86

1

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Material changes in scope of consolidation during the period: There are no material changes in scope of consolidation.

(2)	Changes in accounting policies during the period

	There were changes due to revision of accounting standards.

‚	There were changes due to other reasons.

(*)	Please refer to “Notes to Consolidated Balance Sheets 3, 8, 13, 15, 47, 48, 49 and 50”.

(3)	Number of Common shares outstanding

 Total outstanding at the end of the period	Mar. 31, 2007	10,861,643 shares	Mar.31, 2006	10,247,851 shares
‚ Treasury shares	Mar. 31, 2007	654,002 shares	Mar.31, 2006	506,509 shares

(*1)	Please refer to page 3 for information with regard to the Preferred stocks.
(*2)	Please refer to page 47 for the number of shares used in computing net income per common share (consolidated).

(Reference) Non-consolidated financial data for the fiscal year ended March 31, 2007

1. Non-consolidated financial data for the fiscal year ended March 31, 2007

(1) Result of Operations

	(% represents difference from previous period)
	Operating Income		Operating Profit		Ordinary Profit		Net Income
Fiscal year ended	million yen	%	million yen	%	million yen	%	million yen	%
March 31, 2007	510,809	(50.7)	501,728	(51.1)	478,035	(52.3)	473,893	(53.2)
March 31, 2006	1,036,746	363.8	1,027,028	372.9	1,002,334	379.9	1,013,448	379.9

(Reference) Former UFJ Holdings, Inc. (6 months)

FYE Sep. 30, 2005	15,657		13,157		9,219		378,402

	Net Income per Common Share	Diluted Net Income per Common Share
Fiscal year ended	yen	yen
March 31, 2007	46,415.96	46,189.46
March 31, 2006	123,144.24	118,372.75

(Reference) Former UFJ Holdings, Inc. (6 months)

FYE Sep. 30, 2005	73,162.30	52,364.36

(2) Financial Conditions

	Total Assets	Total Net Assets(*)	Net Assets Ratio(*)	Total Net Assets per Common Share(*)
Fiscal year ended	million yen	million yen	%	yen
March 31, 2007	7,494,629	6,254,125	83.4	579,243.59
March 31, 2006	7,650,898	6,112,733	79.9	527,176.88

Shareholders’ equity	As of Mar.31, 2007	6,254,125 million yen	As of Mar.31, 2006	- million yen

(*)	Please refer to page 4 for “Total Net Assets”, “Net Assets Ratio” and “Total Net Assets per Common Share”.

2. Earnings forecasts for the fiscal year ending March 31, 2008 (Non-consolidated)

	( % represents the difference from the previous period)
	Operating Income		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Interim	195,000	19.2	180,000	22.8	180,000	22.6	17,303.44
Annual	415,000	(18.8)	385,000	(19.5)	385,000	(18.8)	37,055.49

* Notes for using forecasted information etc.

1.	Please refer to page 13 with regard to the assumptions used and other related matters on the forecasted information.
2.	Please refer to page 5 with regard to the formulas for computation of “Forecasted net income per share”.
3.	The financial results for the previous fiscal year include the results of former Mitsubishi Tokyo Financial Group (from April 2005 to September 2005) and the results of Mitsubishi UFJ Financial Group (October 2005 to March 2006), due to the merger on October 1, 2005.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see “Result of Operations and Financial Condition” on page 6, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company has announced.

2

Mitsubishi UFJ Financial Group, Inc.

(Dividends of Preferred stocks)

Dividend per share and total dividends of preferred stocks are as follows:

	Dividend per Share			Total Dividends
	Interim	Year-end	Annual
	yen	yen	yen	(in million yen)
Preferred Stock First Series of Class 3
Fiscal year ended
March 31, 2006	30,000.00	30,000.00	60,000.00	6,000
March 31, 2007	30,000.00	30,000.00	60,000.00	6,000

March 31, 2008 (Forecast)	30,000.00	30,000.00	60,000.00

	Dividend per Share			Total Dividends
	Interim	Year-end	Annual
	yen	yen	yen	(in million yen)
Preferred Stock Class 8
Fiscal year ended
March 31, 2006	—	15,900.00	15,900.00	429
March 31, 2007	7,950.00	7,950.00	15,900.00	281

March 31, 2008 (Forecast)	7,950.00	7,950.00	15,900.00

	Dividend per Share			Total Dividends
	Interim	Year-end	Annual
	yen	yen	yen	(in million yen)
Preferred Stock Class 9
Fiscal year ended
March 31, 2006	—	18,600.00	18,600.00	1,482

	Dividend per Share			Total Dividends
	Interim	Year-end	Annual
	yen	yen	yen	(in million yen)
Preferred Stock Class 10
Fiscal year ended
March 31, 2006	—	19,400.00	19,400.00	2,910

	Dividend per Share			Total Dividends
	Interim	Year-end	Annual
	yen	yen	yen	(in million yen)
Preferred Stock Class 11
Fiscal year ended
March 31, 2006	—	5,300.00	5,300.00	0
March 31, 2007	2,650.00	2,650.00	5,300.00	0

March 31, 2008 (Forecast)	2,650.00	2,650.00	5,300.00

	Dividend per Share			Total Dividends
	Interim	Year-end	Annual
	yen	yen	yen	(in million yen)
Preferred Stock Class 12
Fiscal year ended
March 31, 2006	—	11,500.00	11,500.00	2,015
March 31, 2007	5,750.00	5,750.00	11,500.00	844

March 31, 2008 (Forecast)	5,750.00	5,750.00	11,500.00

(Number of Preferred stocks outstanding)

Numbers of preferred shares outstanding as of the fiscal year ends are as follows:

	March 31, 2007	March 31, 2006
	Shares	Shares
Preferred Stock First Series of Class 3	100,000	100,000
Preferred Stock Class 8	17,700	27,000
Preferred Stock Class 9	—	79,700
Preferred Stock Class 10	—	150,000
Preferred Stock Class 11	1	1
Preferred Stock Class 12	33,700	175,300

3

Mitsubishi UFJ Financial Group, Inc.

Detailed information for “1. (2) (Consolidated) Financial Conditions” on Page 1

Beginning this year, as a result of the new Japanese Company Law being effective, there was a change in the terminology and basis of computation of “Total net assets”, “Net assets attributable to MUFG shareholders to total assets” and “Total net assets per common share”. (The figures as of March 31, 2006 are presented based on the laws that were previously applied.)

“Total net assets” was renamed from “Shareholders’ equity”. The amount corresponding to conventional “Shareholders’ equity” was 8,576,694 million yen as of March 31, 2007.

“Net assets attributable to MUFG shareholders to total assets” and “Total net assets per common share” were renamed from “Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity” and “Shareholders’ equity per common share”, respectively.

These modifications do not have a significant impact on the consolidated financial statements.

Net assets attributable to MUFG shareholders to total assets (As of March 31, 2007)

Total net assets – Subscription right to shares – Minority interests	×100
Total assets

Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity

(As of March 31, 2006)

Total shareholders’ equity	×100
Total assets

Total net assets per common share (As of March 31, 2007)

Total net assets – Amounts not attributable to common shareholders*1
Outstanding shares of common stock at the end of the period*2

Shareholders’ equity per common share (As of March 31, 2006)

Total shareholders’ equity – Amount attributable to preferred shareholders and others*3
Outstanding shares of common stock at the end of the period*2

*1	Proceeds from the issuance of preferred stocks, dividends on preferred stocks, subscription right to shares, minority interests and others
*2	Excluding treasury stock
*3	Proceeds from the issuance of preferred stocks, dividends on preferred stocks and others

Detailed information for “(Reference) 1. (2) (Non-consolidated) Financial Conditions” on Page 2

Beginning this year, as a result of the new Japanese Company Law being effective, there was a change in the terminology and basis of computation of “Total net assets”, “Net assets ratio” and “Total net assets per common share”. (The figures as of March 31, 2006 are presented based on the laws that were previously applied.)

“Total net assets”, “Net assets ratio” and “Total net assets per common share” were renamed from “Shareholders’ equity”, “Shareholders’ equity as a percentage of total liabilities and shareholders’ equity” and “Shareholders’ equity per common share”, respectively.

These modifications do not have effect on the consolidated financial statements.

Net assets ratio (As of March 31, 2007)

Total net assets – Subscription right to shares	×100
Total assets

Shareholders’ equity as a percentage of total liabilities and shareholders’ equity (As of March 31, 2006)

Total shareholders’ equity	×100
Total assets

Total net assets per common share (As of March 31, 2007)

Total net assets – Amounts not attributable to common shareholders*1
Outstanding shares of common stock at the end of the period*2

Shareholders’ equity per share (As of March 31, 2006)

Total shareholders’ equity – Preferred stock and others*3
Outstanding shares of common stock at the end of the period*2

*1	Proceeds from the issuance of preferred stocks, dividends on preferred stocks and others
*2	Excluding treasury stock
*3	Proceeds from the issuance of preferred stocks, dividends on preferred stocks and others

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Mitsubishi UFJ Financial Group, Inc.

Detailed information of “2. Dividends on Common stock” on Page 1

As announced on January 31, 2007, subject to the approval of the amendments of the articles of incorporation at the annual general meeting of shareholders, MUFG will adopt a 1,000 for 1 common stock split that will be effective on September 30, 2007.

Dividends per common share after the stock split will be as follows:	Interim	7.00	yen
	Annual	14.00	yen

In addition to the stock split, MUFG will make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary by using the share exchange that will be effective on September 30, 2007.

“Dividend payout ratio (consolidated)” will be 18.5% on the assumption that the stock split and the share exchange will be effective as of April 1, 2007.

Formulas for computing “Earnings forecasts for the fiscal year ending March 31, 2008 (Consolidated)” and “Earnings forecasts for the fiscal year ending March 31, 2008 (Non-consolidated)”

Forecasted net income per common share (Consolidated)

Forecasted net income – Forecasted total dividends on preferred stocks
Outstanding shares of common stock at the end of the period*1

*1	Excluding treasury shares

As announced on January 31, 2007, subject to the approval of the amendments of the articles of incorporation at the annual general meeting of shareholders, MUFG will adopt a 1,000 for 1 common stock split that will be effective on September 30, 2007. In addition to the stock split, MUFG will make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary by using the share exchange that will be effective on September 30, 2007.

“Forecasted net income per share” as of September 30, 2007 and March 31, 2008 that are computed by using the “Forecasted average number of shares outstanding during the period (excluding the treasury shares)” as the denominator of the above formula on the assumption that the stock split and the share exchange will be effective as of April 1, 2007 are as follows:

Forecasted net income per share as of September 31, 2007	33.00	yen
Forecasted net income per share as of March 31, 2008	75.54	yen

Forecasted net income per common share (Non-consolidated)

Forecasted net income – Forecasted total dividends on preferred stocks
Outstanding shares of common stock at the end of the period*1

*1	Excluding treasury shares

As announced on January 31, 2007, subject to the approval of the amendments of the articles of incorporation at the annual general meeting of shareholders, MUFG will adopt a 1,000 for 1 common stock split that will be effective on September 30, 2007. In addition to the stock split, MUFG will make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary by using the share exchange that will be effective on September 30, 2007.

“Forecasted net income per share” as of September 30, 2007 and March 31, 2008 that are computed by using the “Forecasted average number of shares outstanding during the period (excluding the treasury shares)” as the denominator of the above formula on the assumption that the stock split and the share exchange will be effective as of April 1, 2007 are as follows:

Forecasted net income per share as of September 31, 2007	16.83	yen
Forecasted net income per share as of March 31, 2008	36.04	yen

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Mitsubishi UFJ Financial Group, Inc.

1. Result of Operations and Financial Condition

(1)	Result of operations

With respect to the economic and financial environment for the fiscal year ended March 31, 2007, overseas economies generally remained firm as seen in China’s continued strong growth led by exports, despite the slowdown of the United States economy. In Japan, while the overall momentum slightly weakened toward the fiscal year-end, exports and capital investments continued to rise along with solid corporate earnings and moderate improvement in personal consumption. Consumer prices followed a very modest upward trend.

In the financial environment, the U.S. federal funds target rate was raised to 5.25 percent, and the European Central Bank raised its key policy rate to 3.75 percent in the euro-zone. The Bank of Japan’s additional short-term rate hike in February 2007, following the termination of its zero-interest rate policy in July 2006, has led to slightly increased upward pressure on Japan’s short-term market interest rates. In the long-term interest rate market, the yield on ten-year Japanese government bonds rose temporarily before the zero-interest rate policy was lifted, but has since basically followed a downward trend with some fluctuation. In the foreign exchange market, while there were some temporary swings towards a stronger yen against the dollar from increased concerns in the market regarding the U.S. economic outlook, the yen generally weakened against the dollar reflecting factors such as interest rate gaps between the United States and Japan.

Amidst this environment, consolidated net income was ¥880.9 billion, an increase of ¥110.2 billion compared to the previous fiscal year. This increase was primarily due to the following factors.

Note:	The financial results for the previous fiscal year include the results of former Mitsubishi Tokyo Financial Group (from April 2005 to September 2005) and the results of Mitsubishi UFJ Financial Group (October 2005 to March 2006), due to the merger on October 1, 2005.

Ordinary profit by business segment was; ¥1,127.4 billion for the banking segment, ¥273.0 billion for the trust banking segment, ¥70.5 billion for the securities segment and ¥23.3 billion for the credit card segment. Ordinary profit by geographic segment was; ¥1,221.5 billion in Japan, ¥149.4 billion in North America, ¥14.9 billion in Europe and the Middle East, ¥72.6 billion in Asia and Oceania excluding Japan and ¥42.4 billion in Latin America.

The Company has the following earning forecasts for the fiscal year ending March 31, 2008.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥6,700.0 billion	¥1,500.0 billion	¥800.0 billion

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Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Forecasted net income per common share (Consolidated):	¥77,596.85
2. Forecasted net income per common share (Non-consolidated)	¥37,055.49
3. Forecasted dividends per share
Common stock:	¥14,000.00
Preferred stock First series of class 3:	¥60,000.00
Preferred stock class 8:	¥15,900.00
Preferred stock class 11:	¥5,300.00
Preferred stock class 12:	¥11,500.00

(2)	Financial condition

Total assets increased by ¥234.2 billion from March 31, 2006 to ¥187,281.0 billion at March 31, 2007, and total net assets increased by ¥697.3 billion to ¥10,523.7 billion compared to the aggregate amount of minority interest and shareholders’ equity at March 31, 2006.

With regards to major factors affecting the change in total net assets, retained earnings increased by ¥776.2 billion, while treasury stock increased by ¥227.5 billion due to the repayment of public funds etc.

With regards to assets, loans and bills discounted decreased by ¥931.1 billion from March 31, 2006 to ¥84,831.9 billion at March 31, 2007. This change in balance, on the basis of the sum of the two major subsidiary banks, mainly consisted of a decrease in domestic lending by ¥3,418.1 billion (of which housing loans decrease by ¥1,047.0 billion) from March 31, 2006, and an increase in lending mainly by overseas branches by ¥1,525.0 billion. Investment securities decreased by ¥301.3 billion, from March 31, 2006 to ¥48,207.6 billion at March 31, 2007.

For the fiscal year ended March 31, 2007, net cash used in operating activities were ¥4,405.4 billion, net cash provided by investing activities were ¥1,446.6 billion and net cash used in financing activities were ¥319.1 billion. As a result, the balance of cash and cash equivalents at March 31, 2007 was ¥2,961.1 billion.

The Company’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards was 12.58% (Preliminary basis) as of March 31, 2007.

The following table shows the Company’s consolidated risk adjusted capital ratio as of March 31, 2006, September 30, 2006 and March 31, 2007.

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Mitsubishi UFJ Financial Group, Inc.

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (Preliminary basis)
Tier I capital	7,501.6	7,682.1	8,054.8
Qualified Tier II capital	6,293.7	6,076.2	5,718.3
Qualified Tier III capital	—	—	—
Deductions from total qualifying capital	334.9	296.2	424.0
Net qualifying capital	13,460.3	13,462.0	13,349.2
Risk-adjusted assets	110,292.6	112,567.5	106,049.1
Risk-adjusted capital ratio	12.20%	11.95%	12.58%

Beginning from March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

For March 31, 2006 and September 30, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.62, 1998.

(3)	Basic policy regarding profit distribution and dividends for fiscal year 2006 and 2007

The Company considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make an effort to continuously increase dividends while sustaining the growth of its corporate value and further strengthening its corporate financial standing. From a medium term perspective, MUFG will aim to increase the dividend ratio to the consolidated net income to approximately 20%, after comprehensive consideration of the business performance and environment for strategic investment, etc.

Based on this policy, the Company, with respect to the year-end dividends for common stock for fiscal year 2006, plans to pay ¥6,000 per share. In this case, the dividends for fiscal year 2006, including the interim dividends of ¥5,000, will total ¥11,000 per share, which is an increase of ¥4,000 from the total dividends of ¥7,000 paid for the previous fiscal year. With respect to the year-end dividends for preferred stock for fiscal year 2006, the Company plans to pay,: for first series of class 3 preferred stock, the prescribed amount of ¥30,000 per share (which, together with the interim dividend, shall result in a total of ¥60,000 per share for the fiscal year); for class 8 preferred stock, the prescribed amount of ¥7,950 per share (which, together with the interim dividend, shall result in a total of ¥15,900 per share for the fiscal year); for class 11 preferred stock, the prescribed amount of ¥2,650 per share (which, together with the interim dividend, shall result in a total of ¥5,300 per share for the fiscal year); and for class 12 preferred stock, the prescribed amount of ¥5,750 per share (which, together with the interim dividend, shall result in a total of ¥11,500 per share for the fiscal year).

Based on this policy, the annual dividend forecast for common stock for fiscal year 2007 is ¥14,000 per share. The annual dividend forecast for preferred stock for fiscal year 2007 are the above-mentioned prescribed amounts respectively, for each class of preferred stock.

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Mitsubishi UFJ Financial Group, Inc.

(4) Risks relating to the business etc.

Our business and results of operations may be materially affected by a wide range of reasons, including the following factors (which may include information believed to be material to investors):

•	Risks relating to the integration of our operation (in particular, risks relating to integration of our systems);

•	Risks relating to the establishment of internal controls;

•	Impairment of our capital ratio;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Risks related to our consumer lending business;

•	Increase of problem loans and credit-related expenses;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Downgrade of our credit ratings and the negative effect on our treasury operations;

•	Failure to achieve certain business plans or operating targets;

•	Risks accompanying the expansion of our operation and the range of products and services;

•	Decline in the results of operations and financial conditions of our subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (in Asian, Latin American and other countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of our pension obligations;

•	Events that obligate us to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Potential claims or sanctions regarding unfair or inappropriate practices etc. from regulatory authorities and customers;

•	Disruption or impairment of our business or operations due to external circumstances or events (such as the destruction or impairment of our business sites and terrorist attacks);

•	Risks relating to our capabilities to protect confidential information;

•	Risks relating to transaction with counterparties in countries designated as state sponsors of terrorism;

•	Increase in competitive pressures;

•	Risks inherent in the holding company structure; and

•	Possible negative effects related to owning our shares.

For a detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see our most recent publicly announced information including the latest Annual Report.

9

Mitsubishi UFJ Financial Group, Inc.

2. Information on Mitsubishi UFJ Financial Group (MUFG)

MUFG comprises the holding company, 253 subsidiaries (of which 253 are consolidated), as well as 50 affiliates (of which 48 are equity-method accounted affiliates, and 2 are non-equity-method accounted affiliates). The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card business, leasing business and other businesses. The following is a chart representing the overall organization of MUFG and its main related companies according to business type:

(As of March 31, 2007)

Mitsubishi UFJ Financial Group, Inc.

○ Consolidated subsidiary ◇ Equity-method accounted affiliate

Business	Region	Company
Banking business	Domestic	○ The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		○ The Senshu Bank, Ltd.
		◇ The Chukyo Bank, Ltd.
		◇ The Gifu Bank, Ltd.
	Overseas	○ UnionBanCal Corporation
Trust banking business	Domestic	○ Mitsubishi UFJ Trust and Banking Corporation
		○ The Master Trust Bank of Japan, Ltd.
	Overseas	○ Mitsubishi UFJ Trust & Banking Corporation(U.S.A.)
		○ Bank of Tokyo-Mitsubishi UFJ(Luxembourg) S.A. *1
Securities business	Domestic	○ Mitsubishi UFJ Securities Co., Ltd.
		◇ kabu.com Securities Co., Ltd.
		◇ Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.
	Overseas	○ Mitsubishi UFJ Securities International plc
		○ Mitsubishi UFJ Securities (USA), Inc.
		○ Mitsubishi UFJ Trust International Limited
		○ Mitsubishi UFJ Securities (HK) Holdings, Limited
Credit card business	Domestic	○ UFJ NICOS Co.,Ltd. *2
		○ DC Card Co., Ltd. *2
Leasing business	Domestic	◇ Diamond Lease Co., Ltd. *3
		◇ UFJ Central Leasing Co., Ltd. *3
		◇ BOT Lease Co., Ltd.
	Overseas	○ BTMU Capital Corporation
		○ BTMU Leasing & Finance, Inc.
		○ PT U Finance Indonesia
		○ PT UFJ-BRI Finance
Other businesses	Domestic	○ Mitsubishi UFJ Factors Limited
		○ MU Frontier Servicer Co.,Ltd.
		○ Mitsubishi UFJ Capital Co., Ltd.
		○ KOKUSAI Asset Management Co., Ltd.
		○ Mitsubishi UFJ Asset Management Co., Ltd.
		○ MU Investments Co.,Ltd.
		○ Mitsubishi UFJ Real Estate Services Co., Ltd.
		◇ ACOM CO., Ltd.
		◇ Mobit Co., Ltd.
		◇ Diamond Computer Service Co., Ltd. *4

*1.	As of April 2, 2007, Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. changed its name to Mitsubishi UFJ Global Custody S.A.
*2.	UFJ NICOS Co., Ltd. has merged with DC Card Co., Ltd, with a merger date of April 1, 2007, and changed its name to Mitsubishi UFJ NICOS Co., Ltd.
*3.	Diamond Lease Company Limited has merged with UFJ Central Leasing Co., Ltd. with a merger date of April 1, 2007, and changed its name to Mitsubishi UFJ Lease & Finance Company Limited.
*4.	As of April 1, 2007, Diamond Computer Service Co., Ltd. changed its name to Mitsubishi Research Institute DCS Co., Ltd.

10

Mitsubishi UFJ Financial Group, Inc.

The business segments of MUFG and its main related companies in the above chart are as follows:

Banking	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. / The Senshu Bank, Ltd. / The Chukyo Bank, Ltd. /
The Gifu Bank, Ltd. / kabu.com Securities Co., Ltd. / Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. /
Diamond Lease Co., Ltd. / UFJ Central Leasing Co., Ltd. / BOT Lease Co., Ltd. / Mitsubishi UFJ Factors Limited /
MU Frontier Servicer Co., Ltd. / KOKUSAI Asset Management Co., Ltd. / Mitsubishi UFJ Asset Management Co., Ltd. / Mobit Co., Ltd. /
UnionBanCal Corporation / Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. / PT U Finance Indonesia

Trust banking	:	Mitsubishi UFJ Trust and Banking Corporation / The Master Trust Bank of Japan, Ltd. /
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) / Mitsubishi UFJ Trust International Limited

Securities	:	Mitsubishi UFJ Securities Co., Ltd. / Mitsubishi UFJ Securities International plc / Mitsubishi UFJ Securities (USA), Inc. /
Mitsubishi UFJ Securities (HK) Holdings, Limited

Credit card	:	UFJ NICOS Co.,Ltd. / DC Card Co., Ltd.

Other	:	Mitsubishi UFJ Capital Co., Ltd. / MU Investments Co., Ltd. / Mitsubishi UFJ Real Estate Services Co., Ltd. / ACOM CO., Ltd. / Diamond Computer Service Co., Ltd. /
BTMU Capital Corporation / BTMU Leasing & Finance, Inc. / PT UFJ-BRI Finance

In order to meet the diverse financial needs of its customers, MUFG has created a unified organizational structure that transcends business boundaries in order to provide financial products to its customers as an integrated group. Based on collaboration between each group company, MUFG pursues its operations under an integrated business group system based on three customer-facing integrated business groups within the holding company—Retail, Corporate and Trust Assets.

11

Mitsubishi UFJ Financial Group, Inc.

3. Management Policy

(1)	Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group management philosophy are set forth below. The Group’s holding company, commercial banks, trust banks and securities companies have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Management target

MUFG has reviewed and formulated its Medium-term Business Plan (FY 2007 version) in February 2007. MUFG has set specific financial targets (FY 2009) as shown below, and will aim to achieve these targets.

	FY 2006 Results	FY 2009 Targets
Consolidated net operating profit*1	1,636.6 billion yen	Approx. 2,500 billion yen
Consolidated expense ratio	55.7%	Around 45%
Consolidated net income	880.9 billion yen	Approx. 1,100 billion yen
Consolidated ROE*2	14.97%	Approx. 15%

12

Mitsubishi UFJ Financial Group, Inc.

Macro-economic assumptions underlying the above figures:

	FY 2007	FY 2008	FY 2009
Unsecured call rate (period average)	0.6%	1.0%	1.0%
10 year Japanese Government Bond Yield (period average)	2.1%	2.5%	2.5%
Dollar/Yen (value at end of period)	¥115	¥115	¥115
Real GDP growth rate (annual rate)	1.8%	2.3%	1.6%

*1	Consolidated net business profits before consolidation adjustments such as elimination of internal transactions (management accounting basis, before amortization of goodwill)
*2

Net income – Annual dividends on nonconvertible preferred stocks	×100
{(Total shareholders’ equity at the beginning of the period – Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period – Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

(3)	Medium- and long-term management strategy

MUFG is a fully-fledged comprehensive financial group comprising commercial banks, trust banks, and securities companies, as well as credit card companies, consumer finance companies, investment trust companies, leasing companies and a U.S. bank (Union Bank of California). The Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability, and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•

MUFG will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•

MUFG aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•

MUFG aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

13

Mitsubishi UFJ Financial Group, Inc.

(4)	Key issues

MUFG aims to be a comprehensive financial group that is strongly supported by its customers and by society at large, while from the perspective of enhancing shareholder value we also aspire to be one of the world’s top five financial institutions by market capitalization. In pursuit of these objectives MUFG formulated its Medium-term Business Plan (FY 2007 version) in February 2007.

In this plan MUFG has set FY 2009 financial targets for consolidated net operating profit of approximately ¥2.5 trillion, consolidated net income of approximately ¥1.1 trillion, and consolidated ROE of approximately 15% in FY2009. MUFG will pursue the following four key strategies.

(Growth strategy)

MUFG aims to increase profits in its three core businesses (Retail, Corporate, and Trust Assets), with a particular focus on Retail, and build an optimal business portfolio for sustainable growth by strengthening risk/return management. In FY 2009 we aim for the Retail business to contribute over 30% of total net operating profit, and in overseas business we aim to expand business by pursuing an investment and alliance strategy, significantly strengthen profits, and from the perspective of improved risk/return management we intend to conduct a thorough review of our business model and resource allocation.

In support of our growth strategy we will aim to raise MUFG’s corporate value by pursuing a balanced capital policy comprising three elements: the utilization of capital to maintain growth and enhance profitability; the strengthening of equity capital; and enhancing shareholder returns.

For equity capital, at the end of FY 2009 we are targeting a Tier 1 ratio of 8% (at the end of FY 2006 7.59%) and an equity capital ratio of 12% (at the end of FY 2006 12.58%). In regard to returns to shareholders we will strive to increase dividends in a sustainable manner, while over the medium term, we will work to raise the dividend payout ratio to around 20% of consolidated net income (FY 2006 planned payout ratio is 12.7%).

Moreover, subject to approval by the General Meeting of Shareholders of amendments to our Articles of Incorporation, we plan to reduce the minimum stock investment unit with respect to MUFG’s common shares through a stock split and the adoption of a unit share system.

(Strengthening compliance)

We take very seriously our receipt of administrative orders in Japan and the United States, and we will strengthen and improve the entire Group’s business administration and internal control frameworks, and legal and other compliance, and seek to rapidly restore trust in the Group.

MUFG is already steadily implementing measures to strengthen business administration at each Group company and, specifically, we have appointed an independent Chief Compliance Officer (CCO) in the holding company and established a Group CCO Committee, chaired by the holding company CCO and comprising the Chief Compliance Officers of each Group company.

Improving our compliance is our top priority issue and we are fully committed to this task.

(Completion of full-scale systems integration and steady realization of benefits of integration)

Considering the potentially large effects of the full-scale integration of the systems of Group banks on our service to customers and on the financial system, and in full recognition of the Group’s social responsibilities we are taking the greatest care to achieve safe and secure integration.

The project to achieve full integration is progressing according to plan and by FY 2008 we plan to steadily shift to operations under the new system. Through transferring to the new system we aim to enhance services and steadily realize cost synergies.

14

Mitsubishi UFJ Financial Group, Inc.

(Maintaining and strengthening MUFG brand)

Through the provision of the highest quality services MUFG will seek to enhance customer satisfaction while also pursuing management with a clear emphasis on its corporate social responsibilities.

As part of our initiative to improve customer satisfaction, in FY 2006 we made certain bank transfers commission free, introduced measures to reduce waiting times at branches, and made our facilities easier to use for senior customers. Regarding CSR activities, we continued to actively pursue efforts to contribute to society through our core financial business, for example by implementing environment-related financing and providing SRI funds, while we were also active in providing childcare facilities and inviting children to experience new things through the MUFG Experience Workshop. Looking ahead, based on our slogan ‘No. 1 in service, No. 1 in reliability, No. 1 in global coverage’ we aim to build the MUFG brand as one that is broadly supported and appreciated by society.

15

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Assets:
Cash and due from banks	8,760,240	12,347,561	(3,587,320)
Call loans and bills bought	1,897,554	2,467,717	(570,163)
Receivables under resale agreements	4,173,178	1,077,911	3,095,266
Receivables under securities borrowing transactions	6,700,434	5,425,527	1,274,906
Commercial paper and other debt purchased	4,241,859	2,675,007	1,566,852
Trading assets	9,577,974	10,070,779	(492,805)
Money held in trust	368,972	410,545	(41,573)
Investment securities	48,207,623	48,508,977	(301,353)
Allowance for losses on investment securities	(26,150)	(26,663)	512
Loans and bills discounted	84,831,949	85,763,106	(931,157)
Foreign exchanges	1,353,848	1,267,808	86,040
Other assets	4,714,204	6,517,435	(1,803,231)
Tangible fixed assets	1,697,105	—	1,697,105
Intangible fixed assets	741,705	—	741,705
Premises and equipment	—	1,517,892	(1,517,892)
Deferred tax assets	259,144	705,140	(445,995)
Goodwill	—	145,250	(145,250)
Customers’ liabilities for acceptances and guarantees	10,966,811	9,533,542	1,433,269
Allowance for loan losses	(1,185,432)	(1,360,745)	175,313

Total assets	187,281,022	187,046,793	234,228

Liabilities:
Deposits	118,708,663	118,988,093	(279,429)
Negotiable certificates of deposit	7,083,233	6,586,425	496,807
Call money and bills sold	2,546,243	9,428,846	(6,882,603)
Payables under repurchase agreements	8,214,875	4,885,491	3,329,383
Payables under securities lending transactions	5,135,235	4,339,568	795,667
Commercial paper	607,902	309,384	298,518
Trading liabilities	4,299,018	4,361,905	(62,887)
Borrowed money	4,810,735	2,974,031	1,836,703
Foreign exchanges	1,001,763	1,312,568	(310,805)
Short-term corporate bonds	326,000	490,700	(164,700)
Bonds and notes	6,505,572	6,634,559	(128,986)
Bonds with warrants	49,656	49,165	491
Due to trust accounts	1,542,448	2,429,068	(886,620)
Other liabilities	4,326,742	4,469,097	(142,355)
Reserve for employees’ bonuses	53,427	50,857	2,570
Reserve for bonuses for directors and corporate auditors	363	—	363
Reserve for employees’ retirement benefits	66,524	82,239	(15,715)
Reserve for contingent losses	116,249	—	116,249
Reserves under special laws	2,316	2,058	257
Deferred tax liabilities	187,755	81,963	105,791
Deferred tax liabilities for land revaluation	205,782	210,875	(5,093)
Acceptances and guarantees	10,966,811	9,533,542	1,433,269

Total liabilities	176,757,322	177,220,444	(463,122)

Net assets:
Capital stock	1,383,052	—	1,383,052
Capital surplus	1,916,300	—	1,916,300
Retained earnings	4,102,199	—	4,102,199
Treasury stock	(1,001,470)	—	(1,001,470)
Total shareholders’ equity	6,400,081	—	6,400,081
Net unrealized gains (losses) on other securities, net of taxes	2,054,813	—	2,054,813
Net deferred gains (losses) on hedging instruments, net of taxes	(56,429)	—	(56,429)
Land revaluation excess, net of taxes	148,281	—	148,281
Foreign currency translation adjustments	(26,483)	—	(26,483)
Total valuation and translation adjustments	2,120,183	—	2,120,183
Subscription rights to shares	0	—	0
Minority interests	2,003,434	—	2,003,434

Total net assets	10,523,700	—	10,523,700

Total liabilities and net assets	187,281,022	—	187,281,022

Minority interests	—	2,098,512	(2,098,512)

Shareholders’ equity:
Capital stock	—	1,383,052	(1,383,052)
Capital surplus	—	1,915,855	(1,915,855)
Retained earnings	—	3,325,980	(3,325,980)
Land revaluation excess, net of taxes	—	149,534	(149,534)
Net unrealized gains (losses) on securities available for sale, net of taxes	—	1,769,525	(1,769,525)
Foreign currency translation adjustments	—	(42,168)	42,168
Treasury stock	—	(773,941)	773,941

Total shareholders’ equity	—	7,727,837	(7,727,837)

Total liabilities, minority interests and shareholders’ equity	—	187,046,793	(187,046,793)

16

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Ordinary income:
Interest income:	3,514,976	2,365,923	1,149,052
(Interest on loans and bills discounted)	2,123,825	1,411,124	712,700
(Interest and dividends on securities)	778,295	598,194	180,101
Trust fees	152,945	122,898	30,047
Fees and commissions	1,330,617	1,000,853	329,763
Trading profits	315,042	148,524	166,518
Other business income	331,646	391,226	(59,579)
Other ordinary income	448,805	264,524	184,281

Total ordinary income	6,094,033	4,293,950	1,800,083

Ordinary expenses:
Interest expenses:	1,613,422	884,422	728,999
(Interest on deposits)	732,883	414,861	318,022
Fees and commissions	171,993	117,058	54,934
Trading losses	—	1,113	(1,113)
Other business expenses	136,050	170,456	(34,405)
General and administrative expenses	2,111,754	1,663,458	448,295
Other ordinary expenses	603,732	379,380	224,352

Total ordinary expenses	4,636,953	3,215,888	1,421,064

Ordinary profit	1,457,080	1,078,061	379,018

Extraordinary gains	132,123	451,571	(319,447)
Extraordinary losses	80,473	28,535	51,937

Income before income taxes and others	1,508,730	1,501,097	7,633

Income taxes-current	115,091	108,982	6,108
Income taxes-deferred	413,731	525,011	(111,280)
Minority interests	98,910	96,383	2,527

Net income	880,997	770,719	110,277

17

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

	Shareholders’ equity
(in millions of yen)	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946
Changes during the period
Dividends from retained earnings			(103,150)		(103,150)
Bonuses for directors and corporate auditors			(163)		(163)
Net income for the period			880,997		880,997
Acquisition of treasury stock				(292,199)	(292,199)
Disposition of treasury stock		451		64,669	65,121
Reversal of land revaluation excess, net of taxes			1,311		1,311
Decrease in consolidated subsidiaries			(16)		(16)
Decrease in companies accounted for under the equity method			(2,003)		(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.			515		515
Others		(6)			(6)
Net changes in items other than Shareholders’ equity

Total changes during the period	—	445	776,219	(227,529)	549,135

Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081

	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2006	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349
Changes during the period
Dividends from retained earnings								(103,150)
Bonuses for directors and corporate auditors								(163)
Net income for the period								880,997
Acquisition of treasury stock								(292,199)
Disposition of treasury stock								65,121
Reversal of land revaluation excess, net of taxes								1,311
Decrease in consolidated subsidiaries								(16)
Decrease in companies accounted for under the equity method								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard								(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.								515
Others								(6)
Net changes in items other than Shareholders’ equity	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	148,214

Total changes during the period	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	697,350

Balances as of March 31, 2007	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

18

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statement of Capital Surplus and Retained Earnings

(in millions of yen)	For the fiscal year ended March 31, 2006
Balance of capital surplus at the beginning of fiscal year	955,067
Increase:	1,082,887
Gains on sales of treasury stock	5,001
Merger	1,077,885
Decrease:	(122,100)
Repurchase of preferred stock	(122,100)

Balance of capital surplus at the end of the fiscal year	1,915,855

Balance of retained earnings at the beginning of the fiscal year	1,824,292
Increase:	1,574,715
Net income	770,719
Reversal of land revaluation excess, net of taxes	646
Increase in subsidiaries and affiliates accounted for under the equity method resulting from merger	424,869
Merger	378,402
Decrease in affiliates accounted for under the equity method	76
Decrease:	(73,027)
Cash dividends	(64,222)
Bonuses to directors and corporate auditors	(47)
Changes in accounting standard in overseas subsidiaries	(8,023)
Actuarial difference based on accounting standard for retirement benefits in UK.	(734)

Balance of retained earnings at the end of the fiscal year	3,325,980

19

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Cash flows from operating activities:
Income before income taxes and others	1,508,730	1,501,097	7,633
Depreciation	318,375	158,500	159,875
Impairment losses	18,641	12,613	6,027
Amortization of goodwill	9,047	—	9,047
Amortization of negative goodwill	(3,210)	—	(3,210)
Goodwill amortization	—	13,350	(13,350)
Equity in losses (earnings) of affiliates	80,621	(15,768)	96,390
Increase (decrease) in allowance for loan losses	(127,843)	(609,947)	482,103
Increase (decrease) in allowance for losses on investment securities	(510)	5,944	(6,455)
Increase (decrease) in reserve for employees’ bonuses	1,226	10,332	(9,106)
Increase (decrease) in reserve for bonuses for directors and corporate auditors	363	—	363
Increase (decrease) in reserve for employees’ retirement benefits	(16,266)	9,410	(25,676)
Increase (decrease) in reserve for expenses related to EXPO 2005 Japan	—	(265)	265
Increase (decrease) in reserve for contingent losses	75,010	—	75,010
Interest income recognized on statements of operations	(3,514,976)	(2,365,923)	(1,149,052)
Interest expenses recognized on statements of operations	1,613,422	884,422	728,999
Losses (gains) on investment securities	(108,292)	24,800	(133,092)
Losses (gains) on money held in trust	(8,056)	1,577	(9,634)
Foreign exchange losses (gains)	(301,193)	(594,836)	293,643
Losses (gains) on sales of fixed assets	10,036	—	10,036
Losses (gains) on sales of premises and equipment	—	6,711	(6,711)
Net decrease (increase) in trading assets	573,194	(728,864)	1,302,059
Net increase (decrease) in trading liabilities	(121,042)	38,500	(159,543)
Adjustment of unsettled trading accounts	68,420	(2,548)	70,969
Net decrease (increase) in loans and bills discounted	1,047,379	1,171,067	(123,687)
Net increase (decrease) in deposits	(395,600)	(779,018)	383,418
Net increase (decrease) in negotiable certificates of deposit	494,550	788,115	(293,565)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	1,838,176	(1,106,071)	2,944,248
Net decrease (increase) in due from banks (excluding cash equivalents)	347,774	79,100	268,674
Net decrease (increase) in call loans and bills bought and others	(3,953,536)	(2,049,484)	(1,904,051)
Net decrease (increase) in receivables under securities borrowing transactions	(1,245,753)	990,252	(2,236,006)
Net increase (decrease) in call money and bills sold and others	(3,657,635)	(6,558,773)	2,901,138
Net increase (decrease) in commercial paper	297,116	(390,842)	687,959
Net increase (decrease) in payables under securities lending transactions	765,947	1,703,516	(937,568)
Net decrease (increase) in foreign exchanges (assets)	(85,974)	72,230	(158,204)
Net increase (decrease) in foreign exchanges (liabilities)	(310,822)	172,791	(483,614)
Net increase (decrease) in issuance and redemption of short-term corporate bonds	(164,700)	(618,800)	454,100
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	(428,481)	(69,434)	(359,046)
Net increase (decrease) in due to trust account	(886,620)	(702,544)	(184,076)
Interest income (cash basis)	3,412,011	2,306,151	1,105,859
Interest expenses (cash basis)	(1,551,083)	(870,972)	(680,111)
Other	132,554	(121,625)	254,179

Sub-total	(4,268,995)	(7,635,235)	3,366,239
Income taxes	(136,496)	(96,307)	(40,188)

Net cash provided by (used in) operating activities	(4,405,492)	(7,731,543)	3,326,051

Cash flows from investing activities:
Purchases of investment securities	(62,209,264)	(79,057,072)	16,847,807
Proceeds from sales of investment securities	35,571,860	46,756,075	(11,184,215)
Proceeds from redemption of investment securities	28,426,379	36,335,535	(7,909,156)
Increase in money held in trust	(46,142)	(67,367)	21,224
Decrease in money held in trust	102,357	156,859	(54,501)
Purchases of tangible fixed assets	(222,603)	—	(222,603)
Purchases of intangible fixed assets	(196,342)	—	(196,342)
Purchases of premises and equipment	—	(278,538)	278,538
Proceeds from sales of tangible fixed assets	20,880	—	20,880
Proceeds from sales of intangible fixed assets	170	—	170
Proceeds from sales of premises and equipment	—	24,475	(24,475)
Additional purchases of equity of consolidated subsidiaries	(1,733)	(17,307)	15,573
Proceeds from sales of equity of consolidated subsidiaries	1,269	—	1,269
Purchases of equity of subsidiaries that are added to consolidation	(230)	—	(230)
Proceeds from sales of equity of subsidiaries that are excluded from consolidation	—	(5,208)	5,208

Net cash provided by (used in) investing activities	1,446,600	3,847,452	(2,400,852)

Cash flows from financing activities:
Increase in subordinated borrowings	179,000	305,401	(126,401)
Decrease in subordinated borrowings	(207,500)	(282,532)	75,032
Increase in subordinated bonds and notes and bonds with warrants	582,391	563,307	19,084
Decrease in subordinated bonds and notes and bonds with warrants	(314,587)	(494,204)	179,617
Proceeds from issuance of common stock to minority shareholders	232,806	668,947	(436,141)
Purchases of common stock from minority shareholders	(120,000)	—	(120,000)
Decrease in redemption of preferred stock	(218,000)	(172,100)	(45,900)
Dividend paid by the parent	(103,150)	(64,222)	(38,928)
Dividend paid by subsidiaries to minority shareholders	(70,721)	(6,316)	(64,404)
Purchases of treasury stock	(292,181)	(775,241)	483,060
Proceeds from sales of treasury stock	67,181	4,932	62,249
Purchases of treasury stock by consolidated subsidiaries	(54,756)	(28,572)	(26,184)
Proceeds from sales of treasury stock by consolidated subsidiaries	325	3,127	(2,802)
Other	(6)	—	(6)

Net cash provided by (used in) financing activities	(319,199)	(277,474)	(41,725)

Effect of foreign exchange rate changes on cash and cash equivalents	(3,138)	85,502	(88,640)

Net increase (decrease) in cash and cash equivalents	(3,281,229)	(4,076,061)	794,832
Cash and cash equivalents at the beginning of the fiscal year	6,238,548	4,243,076	1,995,471
Increase in cash and cash equivalents due to consolidation of subsidiaries	510	—	510
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	(191)	(33,653)	33,462
Increase in cash and cash equivalents due to merger of consolidated subsidiaries	3,514	—	3,514
Increase in cash and cash equivalents due to merger	—	6,105,186	(6,105,186)

Cash and cash equivalents at the end of the fiscal year	2,961,153	6,238,548	(3,277,395)

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Mitsubishi UFJ Financial Group, Inc.

Notes to Consolidated Balance Sheets

1.	Amounts of less than one million yen are rounded down.

2.	Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of securities or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” on a trade date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

3.	Held to maturity debt securities are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated subsidiaries and affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method) and other securities where quoted market prices are not available are stated at acquisition costs or amortized costs as computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

Prior to March 31, 2006, Credit linked bonds, Synthetic CBOs and Synthetic CLOs were classified as Other securities. The Bond portion and the implied derivative portion were evaluated altogether and the unrealized gains (losses) were reflected to the consolidated statements of operations. However, beginning from this fiscal year, MUFG modified its accounting procedure in accordance with ASBJ Guidance No.12 “Guidance on Accounting for Other Compound Financial Instruments (Compound Financial Instruments Other than Those with Option to Increase Paid-in Capital)” (March 30, 2006). Starting this period, Compound financial instruments including Inflation-indexed Japanese government bonds are stated at amortized costs, with book value as of March 31, 2006 to be acquired cost, and unrealized gains (losses) net of deferred tax liabilities are included in Net assets.

This modification does not have a significant impact on the consolidated balance sheets or consolidated statements of operations.

4.	Securities which are held as trust assets in Money held in trust are accounted for under the same basis as noted above in Notes 2 and 3. Unrealized gains and losses on securities in Money held in trust, which are not held for trading purposes or held to maturity, are included directly in Net assets, net of applicable income taxes.

5.	Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

6.	Depreciation for Tangible fixed assets of MUFG and its domestic banking subsidiaries and trust banking subsidiaries is computed under the declining-balance method. The estimated useful lives are as follows:

Buildings:	15 years to 50 years

Equipment:	2 years to 20 years

Depreciation for Tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

7.	Depreciation for Intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

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Mitsubishi UFJ Financial Group, Inc.

8.	Bond issuance costs and stock issuance costs are expensed as incurred.

Discount on bonds recognized prior to March 31, 2006 was amortized using the straight-line method and the unamortized portion is deducted directly from Bonds and notes in accordance with ASBJ Guidance No.19 “Tentative Treatment for Deferred Assets” (August 11, 2006). This modification caused a ¥1,619 million decrease in Discount on bonds in Other assets and Bonds and notes. Premium on bonds in Other liabilities also decreased by ¥491 million and Bonds with warrants increased by ¥491 million.

9.	Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of MUFG’s domestic banking subsidiaries and trust banking subsidiaries are translated into yen primarily at the exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated subsidiaries and affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and Liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

10.	Allowance for loan losses of major domestic consolidated subsidiaries are provided in detail below in accordance with the internal standards for self-assessment of asset quality and internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility to become bankrupt (“potentially bankrupt borrowers”), which cash flows from collection of principal and interest cannot be reasonably estimated, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, which cash flows from collection of principal and interest can be reasonably estimated, allowances are provided as the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

For other claims, allowances are provided based on the historical loan loss experience. For claims originated in specific foreign countries, additional allowances are provided based on an assessment of the political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with internal standards for self-assessment of asset quality and the credit review department, which is independent from operating sections, subsequently audits these assessments. The allowances presented reflect these internally audited assessments.

For collateralized or guaranteed claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees which is deemed uncollectible, has been written-off. The amount of write-offs is ¥844,161 million.

Allowances for claims of consolidated subsidiaries are provided based on their historical loan loss experience or individual assessments of the possibility for collection on specific claims.

11.	Allowances for losses on investment securities are provided based on assessments of each issuers’ financial condition and other relevant factors.

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Mitsubishi UFJ Financial Group, Inc.

12.	Reserve for employees’ bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

13.	Some consolidated subsidiaries record Reserve for bonuses for directors and corporate auditors in the amount deemed accrued on the consolidated balance sheet date. Prior to March 31, 2006, Bonuses for directors and corporate auditors was recorded as a decrease in unappropriated profits. However, beginning from this fiscal year, MUFG modified its accounting procedure in accordance with ASBJ Statement No.4 “Accounting Standard for Bonuses to Directors” (November 29, 2005) that required Bonuses for directors and corporate auditors to be expensed as incurred. This change in accounting procedure caused a ¥366 million increase in General and administrative expenses and a ¥366 million decrease in Income before income taxes and others.

14.	Reserve for employees’ retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year. Prior service cost is amortized under the straight-line method primarily over 10 years within the employees’ average remaining service period when the services were provided. Net actuarial gains (losses) are amortized under the straight-line method primarily over 10 years, within the employees’ average remaining service period, commencing from the fiscal year following when the services were provided.

15.	Reserve for contingent losses, which is provided for possible losses from contingent events related to derivatives and other transactions, is calculated by estimation of the impact of these contingent events.

Reserve for contingent losses is recorded for possible future loss for the termination fees that will be incurred from the cancellation of the system development outsourcing agreements of former UFJ Bank Limited since the computer systems of the former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited are being integrated. The reserve as of March 31, 2007 is ¥40,530 million.

Reserve for contingent losses includes the reserves that were included in Allowance for loan losses and Other liabilities. The amount that was included in the Allowance for loan losses is ¥25,746 million and the amount that was included in Other liabilities is ¥14,937 million.

16.	Finance leases of domestic consolidated subsidiaries that do not involve transfer of ownership to lessees are accounted for as operating leases.

17.	With respect to hedge accounting for interest rate risks arising from financial assets and liabilities of MUFG’s domestic banking subsidiaries and trust banking subsidiaries, MUFG has principally adopted portfolio hedges or individual hedges as prescribed in Industry Audit Committee Report No.24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry”, issued by the Japanese Institute of Certified Public Accountants (“JICPA”) on February 13, 2002 and Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments”, issued by the JICPA on January 31, 2000. MUFG applies the deferred hedge accounting method.

With respect to hedging activities to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, MUFG’s domestic banking subsidiaries and trust banking subsidiaries assess the effectiveness of such hedging activities by classifying hedged items and hedging instruments, such as interest rate swap transactions, by their maturities in accordance with Industry Audit Committee Report No.24.

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Mitsubishi UFJ Financial Group, Inc.

With respect to hedging activities to offset fluctuations in fair value of fixed rate bonds, MUFG’s domestic banking subsidiaries and trust banking subsidiaries classify hedged items and designate hedging instruments, such as interest rate swap transactions. Since material terms related to hedged items and hedging instruments are substantially identical and such hedging activities are deemed highly effective, the assessment of the effectiveness is based on the similarity of the terms.

With respect to hedging activities to fix the cash flows related to floating rate deposits and loans, MUFG’s domestic banking subsidiaries and trust banking subsidiaries classify hedged items by interest rate indices and tenors and designate hedging instruments, such as interest rate swap transactions, in accordance with Industry Audit Committee Report No.24. Since material terms related to hedged items and hedging instruments are substantially identical and such hedging activities are deemed highly effective, the assessment of the effectiveness is based on the similarity of the terms. The effectiveness of hedging activities is also assessed based on the correlation between the fluctuation of factors related to the hedged items and hedging instruments.

As of March 31, 2003, deferred hedging losses and gains are recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No.15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry”, under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting as of March 31, 2007 were ¥42,127 million (before tax effect adjustment) and ¥67,092 million (before tax effect adjustment), respectively.

18.	With respect to hedging activities for risks arising from volatility in foreign exchange rates associated with monetary assets and liabilities denominated in foreign currencies, MUFG’s domestic banking subsidiaries and trust banking subsidiary have applied the deferred hedge accounting method by classifying hedged items by currencies and designating currency swap transactions and forward exchange contracts (fund swap transactions) as hedging instruments in accordance with JIPCA Industry Audit Committee Report No.25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry”.

In addition to the activities described above, MUFG’s domestic banking subsidiaries and trust banking subsidiaries have applied the deferred hedge accounting method for hedging risks arising from the volatility in foreign exchange rates associated with investment in subsidiaries denominated in foreign currencies and have applied the fair value hedge accounting method to foreign securities (other than bonds) with foreign currency denominated liabilities and forward exchange contracts as hedging instruments.

19.	Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of operations and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed and meet certain criteria, which include a framework, policies and procedures resulting in transactions equivalent to external third party operations, which are treated as hedge transactions in accordance with JICPA Industry Audit Committee Reports No.24 and No.25.

20.	National and Local Consumption Taxes are excluded from transaction amounts. Non-deductible portions of Consumption Taxes on the purchases of Tangible fixed assets are expensed when incurred.

21.	Reserve for contingent liabilities from futures transactions: ¥31 million

This reserve is maintained in accordance with Article 81 of the Financial Futures Transactions Law.

Reserve for contingent liabilities from securities transactions: ¥2,284 million

This reserve is maintained in accordance with Article 51 of the Securities and Exchange Law.

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Mitsubishi UFJ Financial Group, Inc.

22.	Investment in affiliates (not including investments in consolidated subsidiaries): ¥227,186 million.

23.	Accumulated depreciation on Tangible fixed assets: ¥1,386,158 million.

24.	Deferred gains on Tangible fixed assets deducted for tax purposes: ¥92,986 million.

25.	In addition to the Tangible fixed assets that are presented in the consolidated balance sheets, MUFG uses certain computers under financing lease contracts without transfer of ownership of the leased assets. These assets are not included in the consolidated balance sheets.

1. Acquisition cost equivalents
Tangible fixed assets	¥198,924 million
Intangible fixed assets	¥149,776 million
Fixed assets total	¥348,700 million

2. Accumulated depreciation equivalents
Tangible fixed assets	¥101,142 million
Intangible fixed assets	¥63,195 million
Fixed assets total	¥164,338 million

3. Net book value equivalents as of March 31, 2007
Tangible fixed assets	¥97,782 million
Intangible fixed assets	¥86,580 million
Fixed assets total	¥184,362 million

(Note)

The net book value equivalents include the interest expenses since the percentage of the future minimum lease payments to the balance of Tangible fixed assets as of March 31, 2007 is immaterial. However, for main items in the Intangible fixed assets, interest expenses equivalents that are reasonably estimated are deducted from the net book value equivalents.

4. Future minimum lease payments as of March 31, 2007
Due within one year	¥52,808 million
Due after one year	¥134,001 million
Future minimum lease payments total	¥186,809 million

(Note)

Future minimum lease payments include the interest expenses since the percentage of the future minimum lease payments to the balance of Tangible fixed assets as of March 31, 2007 is immaterial. However, for main items in the Intangible fixed assets, interest expenses equivalents that are reasonably estimated are deducted from the net book value equivalents.

5. Lease expense, depreciation equivalents and interest expense equivalents
Lease expense	¥59,626 million
Depreciation equivalents	¥58,462 million
Interest expense equivalents	¥1,419 million

6.	Method used to calculate the depreciation equivalents

The depreciation equivalents is calculated using the straight-line method over the lease term of the respective assets under the assumption that there is no residual value at the end of the lease period.

7.	Method used to calculate the interest expense equivalents

The interest expense equivalents is calculated as the difference between the total minimum lease payments and the acquisition costs of the leased assets and is allocated to each leasing period using the effective interest method.

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Mitsubishi UFJ Financial Group, Inc.

26.	Loans to bankrupt borrowers: ¥40,924 million.

Non-accrual delinquent loans: ¥822,160 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt of the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

27.	Loans past due for 3 months or more: ¥19,691 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual delinquent loans.

28.	Restructured loans: ¥648,054 million.

Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

29.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,530,830 million.

The amounts provided in Notes 26 to 29 represent gross amounts before the deduction of allowances for loan losses.

30.	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥1,173,639 million.

31.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥1,257 million
Trading assets:	¥644,175 million
Investment securities:	¥1,710,696 million
Loans and bills discounted:	¥793,539 million
Other assets:	¥2,553 million
Tangible fixed assets:	¥745 million
Intangible fixed assets:	¥283 million

Liabilities related to pledged assets are as follows:

Deposits:	¥247,879 million
Call money and bills sold:	¥968,300 million
Borrowed money:	¥1,586,442 million
Bonds and notes:	¥20,051 million
Other liabilities:	¥65 million
Acceptances and guarantees:	¥1,257 million

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Mitsubishi UFJ Financial Group, Inc.

In addition to the items listed above, Cash and due from banks of ¥241,635 million, Commercial paper and other debt purchased of ¥11,911 million, Trading assets of ¥81,511 million, Investment securities of ¥4,911,174 million, Loans and bills discounted of ¥5,593,551 million and Other assets of ¥81,340 million have been pledged as collateral for cash settlements and other transactions or for margin accounts of futures and other transactions.

Trading assets of ¥3,836,634 million and Investment securities of ¥5,987,298 million have been sold under repurchase agreements or loaned under secured lending transactions. There are corresponding Payables under repurchase agreements of ¥4,719,519 million and Payables under securities lending transactions of ¥4,899,746 million.

Bills rediscounted are accounted for as financial transactions in accordance with Industry Audit Committee Report No.24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted by MUFG’s domestic banking subsidiaries and trust banking subsidiaries is ¥18,193 million.

32.	In accordance with the “Law concerning Revaluation of Land”, (the “Law”), (March 31, 1998), land used for business operations of domestic subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess, which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess, net of taxes” in Net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic banking subsidiaries	March 31, 1998
Domestic trust banking subsidiary	March 31, 2002 and March 31, 1998
Other domestic subsidiaries	December 31, 2001

The method of revaluation is as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No.119 March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to Landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) “appraisal by certified real estate appraisers” stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

Certain MUFG’s affiliated companies have revalued their land used for business operations as of March 31, 2002.

33.	Borrowed money includes Subordinated borrowings of ¥1,252,800 million.

34.	Bonds and notes include Subordinated bonds of ¥3,285,464 million.

35.	The principal amounts of the trust banking subsidiaries designated money trusts and loan trusts, for which repayment of the principal to the customers is guaranteed, are ¥1,594,472 million and ¥378,556 million, respectively.

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Mitsubishi UFJ Financial Group, Inc.

36.	Guarantees are provided on certain privately placed bonds in Investment securities in accordance with Paragraph 3 of Article 2 of the Securities Exchange Law. The amount of the guarantees is ¥3,516,970 million.

37.	Net assets per common share is ¥801,320.41.

“Implementation Guidance on Accounting Standard for Earnings per Share” by ASBJ (September 25, 2002) was revised on January 31, 2006. MUFG has applied this revision and calculates Net assets per common share considering the amount of gains and losses from deferred hedges, beginning from this fiscal year. This revision does not have a significant impact on Net assets per common share.

38.	Marketable securities other than trading securities are subject to write-downs when the market value of these securities has declined considerably and it is not probable that the market value will recover to the acquisition cost. Any differences between fair value and acquisition cost are recognized as losses for the period. “Considerable decline in market value” is determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers: Market value is lower than acquisition cost.

Issuers requiring close monitoring: Market value has declined 30% or more from acquisition cost.

Other issuers: Market value has declined 50% or more, from acquisition cost.

Bankrupt issuers: Issuers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings.

Substantially bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially in a similar condition.

Potentially bankrupt issuers: Issuers that are not legally bankrupt but deemed to have high possibility to become bankrupt.

Issuers requiring close monitoring: Issuers that are financially weak and under close monitoring by MUFG.

39.	Market value and net unrealized gains and losses of securities are explained below. In addition to Investment securities, securities below include trading securities, securities related to trading transactions and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 39 to 42.

Trading securities

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of operation during this period
Trading securities	8,534,402	31,890

Debt securities being held to maturity with market values

	(in millions of yen)
	Amount on consolidated balance sheet	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic bonds	2,972,899	2,973,163	264	7,825	7,561
Government bonds	2,707,097	2,705,087	(2,010)	5,506	7,516
Municipal bonds	78,121	79,189	1,067	1,070	3
Corporate bonds	187,680	188,887	1,206	1,248	41
Other securities	282,941	283,634	692	1,259	566
Foreign bonds	35,845	36,538	693	1,259	566
Other	247,096	247,095	(0)	—	0

Total	3,255,841	3,256,798	957	9,085	8,128

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Mitsubishi UFJ Financial Group, Inc.

Other securities with quoted market values

	(in millions of yen)
	Acquisition cost	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic equity securities	4,440,300	7,661,609	3,221,309	3,322,569	101,260
Domestic bonds	22,132,341	22,061,951	(70,390)	17,401	87,792
Government bonds	20,276,028	20,210,220	(65,807)	12,539	78,347
Municipal bonds	231,721	231,683	(38)	893	932
Corporate bonds	1,624,591	1,620,047	(4,544)	3,968	8,512
Other securities	12,834,514	13,067,827	233,312	353,322	120,010
Foreign equity securities	85,293	201,967	116,673	118,574	1,900
Foreign bonds	8,057,763	8,009,637	(48,125)	22,515	70,641
Other	4,691,458	4,856,222	164,763	212,232	47,468

Total	39,407,156	42,791,388	3,384,231	3,693,293	309,062

Net unrealized gains on marketable securities available for sale shown above includes gains of ¥ 2 million which are related to the securities with embedded derivatives and are recorded in current earnings. The amount recorded in Net assets is ¥ 3,384,229 million.

¥ 2,054,280 million of “Net unrealized gains on other securities” is composed of the following items:

Net unrealized gains recorded in Net assets:	¥3,384,229 million
Unrealized gains on securities of investment LPSs:	¥28,244 million
(-) Corresponding deferred tax liabilities:	¥(1,363,676) million
(-) Corresponding minority interests	¥(1,416) million

MUFG’s share of net unrealized gains on other securities held by affiliates accounted for under the equity method:	¥6,899 million

40.	Other securities sold during the fiscal year is as follows:

(in millions of yen)

Amount sold	Gains on sales	Losses on sales
35,293,542	252,343	104,266

41.	Major components of securities not stated at market values and the amounts recorded in the consolidated balance sheets are as follows:

(in millions of yen)
Amount on consolidated balance sheet
Debt securities being held to maturity
Foreign bonds	24,223
Other securities
Domestic equity securities	524,424
Domestic corporate bonds	3,799,134
Foreign equity securities	73,860
Foreign bonds	136,827

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Mitsubishi UFJ Financial Group, Inc.

42.	The redemption schedule of bonds classified as other securities with maturities and securities being held to maturity is as follows:

	(in millions of yen)
	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
Domestic bonds	10,596,001	12,664,261	3,125,002	2,455,035
Government bonds	9,895,337	8,755,617	2,145,338	2,121,023
Municipal bonds	37,778	209,271	66,686	4,054
Corporate bonds	662,885	3,699,372	912,976	329,958
Other securities	1,187,129	3,299,392	2,536,220	4,733,674
Foreign bonds	884,004	2,994,537	1,423,215	2,159,932
Other	303,124	304,854	1,113,004	2,573,742

Total	11,783,130	15,963,653	5,661,222	7,188,710

43. Details of Money held in trust is as follows:

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of operation during this period
Money held in trust for trading purpose	140,139	1,584

	(in millions of yen)
	Acquisition cost	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Money held in trust not for trading purposes or not being held to maturity	227,934	228,832	898	921	23

¥ 533 million, which is Net unrealized gains shown above, net of ¥ 364 million of deferred tax liabilities, is stated as Net unrealized gains on other securities.

44.	Unsecured securities loaned for which borrowers have rights to sell or pledge, which amounted to ¥ 819 million, are included in Investment securities.

For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥ 4,786,418 million is pledged, ¥ 663,855 million is loaned and ¥ 11,162,561 million is held by MUFG at the consolidated balance sheet date.

45.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥ 68,564,920 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG and its consolidated subsidiaries to turn down the borrower’s request for disbursement or decrease contracted limits with cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG and its consolidated subsidiaries may request the borrowers to pledge real properties and/or securities as collateral upon signing of the contract and will perform periodic monitoring of the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contract and/or initiate the request for additional collateral and/or guarantees.

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Mitsubishi UFJ Financial Group, Inc.

46.	The funded status and amounts recognized in the consolidated balance sheet were as follows:

(in millions of yen)
Projected benefit obligation	(1,892,249)
Fair value of plan assets	2,679,773

Projected benefit obligation in excess of plan assets	787,524
Unrecognized net actuarial loss	(349,608)
Unrecognized prior service cost	(68,197)

Net amount recognized in the Consolidated Balance Sheets	369,719
Prepaid pension costs	436,243
Reserve for employees’ retirement benefits	(66,524)

47.	Prior to March 31, 2006, Trust fees of domestic trust banking subsidiaries were recognized as revenue upon the termination of each trust contract. However, beginning from this fiscal year, MUFG modified its accounting procedure to improve the periodic accounting and information disclosures. Starting this period, trust fees are recognized on the accrual basis except for trust fees which are not computed based on the computation period of trust fees stated in the trust agreements or based on the balance of entrusted assets. This modification became available because of the upgrade of the trust banking subsidiary’s information system which made it possible to calculate fees based on the computation period of trust fees under the trust agreements and based on the balance of entrusted assets. This modification caused a ¥7,811 million increase in Ordinary income, Ordinary profit and Income before income taxes and others.

48.	In accordance with the newly effective ASBJ Statement No.5 “Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005) and ASBJ Guidance No.8 “Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005), the appendix forms of the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006) and applied after April 1, 2006. As a result of the revision, MUFG has made certain adjustments to its terminology.

(1)	“Shareholders’ equity” was renamed “Net assets” and divided into “Shareholders’ Equity”, “Valuation and translation adjustments”, “Subscription rights to shares” and “Minority interests”. The amount corresponding to conventional “Shareholders’ equity” was ¥ 8,576,694 million on the consolidated balance sheet date.

(2)	“Deferred hedge gains” and “Deferred hedge losses” that were included in Other assets or Other liabilities were represented on a net basis. Amounts net of corresponding tax amounts were stated as “Net deferred gains (losses) on hedging instruments” in “Valuation and translation adjustments” of “Net assets”. The amount corresponding to conventional “Net deferred hedge gains (losses), gross basis” in Other assets or Other liabilities were ¥ (224,064) million.

(3)	“Unrealized gains on securities available for sale” was changed to “Net unrealized gains (losses) on other securities”.

(4)	“Subscription rights to shares” which used to be included in “Other liabilities” was reclassified to “Net assets”.

(5)	“Minority interests” was reclassified to “Net Assets”.

(6)	“Premises and equipment” was represented into “Buildings”, “Land”, “Construction in progress” and “Other tangible fixed assets”, all of which are included in “Tangible fixed assets”, “Other intangible fixed assets” which are included in “Intangible fixed assets” , and “Other assets”.

The amounts of “Fixed tangible assets”, “Fixed intangible assets” and “Other assets” in conventional “Premises and equipment” as of March 31, 2006 were ¥ 1,331, 224 million, ¥ 43,057 million and ¥ 143,610 million, respectively.

(7)	“Leased assets” which was included in “Other assets” was represented either as “Other tangible fixed assets” in “Tangible fixed assets” or as “Other intangible fixed assets” in “Intangible fixed assets”. “Software” which was included in “Other assets” was represented as “Software” in “Other intangible fixed assets”. The amount s of “Leased assets” and “Software” in “Other assets” as of March 31, 2006 were ¥ 402,406 million and ¥ 387,578 million, respectively.

(8)	“Consolidated goodwill” which was separately disclosed as an asset was included in “Intangible fixed assets” or “Other liabilities” as “Goodwill”. Prior to March 31, 2006, amortization of “Consolidated goodwill” which was recorded as an assets and was recorded as a liability were included in “Other ordinary expense” under Ordinary expense or in “Other ordinary income” under Ordinary income on a net basis. However, beginning from this fiscal year , amortization of “Goodwill” which is recorded as “Intangible fixed assets” is included in “General and administrative expenses” under Ordinary expense and amortization of “Goodwill” which is recorded as liability is included in “Other ordinary income” under Ordinary income in the consolidated statements of operations. The amount s of amortization of “Goodwill”, gross basis, for the previous fiscal year were ¥ 14,821 million (cost) and ¥1,471 million (profit), respectively. Amortization of “Goodwill” which is included to “Operating expense” is ¥ 9,047 million and amortization of negative goodwill which is included “Other ordinary income” is ¥ 3,210 million for this fiscal year.

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Mitsubishi UFJ Financial Group, Inc.

49.	MUFG applied the newly effective ASBJ Practical Solution No.20 “Practical Solution on Investors’ Accounting for Investment Partnerships” (September 8, 2006). The application of the Practical Solution does not have a significant impact on the consolidated balance sheets.

50.	MUFG applied the newly effective FSA Business Accounting Council “Comment on Accounting Standard for Business Combinations” (October 31, 2003), ASBJ Statement No.7 “Accounting Standard for Business Divestitures” (December 27, 2005) and ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Business Divestitures” (December 27, 2005).

51.	UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. as of April 1, 2007 under the merger agreement that was approved by the board of directors on December 20, 2006. As both UFJ NICOS Co., Ltd. and DC Card Co., Ltd. are subsidiaries of MUFG, the merger is treated as one between companies under common control of the parent company in accordance with the “Accounting Standard for Business Combinations”.

1. The summary of the merger is as follows:

(1)	Company names and their main businesses

(1)	Merging company

UFJ NICOS Co., Ltd.

Credit card business

(2)	Merged company

DC Card Co., Ltd.

Credit cared business

(2)	Date of the merger

April 1, 2007

(3)	Legal form of the merger

UFJ NICOS Co., Ltd. is the surviving company and DC Card Co., Ltd. is the dissolved company.

(4)	Name of the merged company

Mitsubishi UFJ NICOS Co., Ltd.

(5)	Purpose of the merger

The purpose of the merger of the core credit card companies in MUFG is to establish the leading credit card company in Japan that will be able to offer cutting-edge solutions and to provide a stable business base and solid profitability in the credit card industry.

2. The accounting principal applied

MUFG complies with the accounting treatment between companies under common control of the parent company in accordance with the article 3-4 of the “Accounting Standard for Business Combinations”.

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Mitsubishi UFJ Financial Group, Inc.

52.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of MUFG, resolved to acquire shares of kabu.com Securities Co., Ltd. by a public tender offer at the meeting of its board of directors on March 5, 2007. The tender offer commenced on March 20, 2007 and was completed on April 18, 2007. As a result of the tender offer, the ownership ratio of common shares by the MUFG and its subsidiaries increased to 40.36%.

It is planned that, after the general meeting of shareholders of kabu.com Securities scheduled in June 2007, kabu.com Securities will become a consolidated subsidiary of MUFG through the appointment of directors, executive officers or employees of MUFG or its subsidiaries, or those who were formerly in these positions. MUFG will be able to influence the financial and business policies of kabu.com Securities as directors of kabu.com Securities as these people will constitute a majority of the board of directors of kabu.com Securities.

The summary of the tender offer is as follows:

(1)	Purpose of the tender offer

MUFG positions kabu.com Securities as a core operation to provide the comprehensive internet financial services within the group. The purpose of the tender offer is:

(1)	to strengthen synergies between the businesses of the Bank of Tokyo-Mitsubishi UFJ and kabu.com Securities by providing high value added services conducted through the internet in the retail financial area.

(2)	to make kabu.com Securities a consolidated subsidiary of MUFG.

(2)	Name of the company, business and size

(1)	Name of the company

kabu.com Securities Co., Ltd.

(2)	Business

Securities business

(3)	Size

Capital as of March 31, 2007:	¥7,195 million
Total Assets as of March 31, 2007:	¥363,771 million
Number of employees as of March 31, 2007:	81

(3)	Acquisition date of the shares

April 19, 2007

(4)	Number of shares to purchase, purchase price and holding ratio of the voting rights

(1)	Number of shares to purchase

94,000 shares

(2)	Purchase price

¥ 22,653 million

(3)	Holding ratio of the voting rights after the tender offer

40.36%

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Mitsubishi UFJ Financial Group, Inc.

53.	Subject to the approval of the amendments of the articles of incorporation at the annual general meeting of shareholders that is scheduled to be held on June 28, 2007, MUFG will adopt a stock split and unit share system that will be effective on September 30, 2007. In order to expand the investment opportunity in MUFG for the individual investor, the investment unit will be reduced to one tenth of the current amount after a 1,000 for 1 common stock split and the unit share system will be 100 common shares for one unit.

54.	Subject to the approval of the annual general meeting of shareholders that is scheduled to be held on June 28, 2007 and of the relevant authority, MUFG concluded the share exchange agreement as of March 28, 2007, under which MUFG planed to make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary by using the share exchange to enhance cooperation between group companies and to conduct business as a unified group.

Under the share exchange agreement that will be effective on September 30, 2007, 1.02 shares of MUFG after the stock split mentioned in Note 53 above (0.00102 shares before the stock split) will be exchanged for one share of Mitsubishi UFJ Securities Co., Ltd.

MUFG will not issue new shares in connection with the share exchange since no shares will be exchanged for the shares of Mitsubishi UFJ Securities Co., Ltd. that are held by MUFG and MUFG will deliver common treasury shares to the shareholders of Mitsubishi UFJ Securities Co., Ltd.

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Mitsubishi UFJ Financial Group, Inc.

Notes to Consolidated Statements of Operations

1.	Amounts of less than one million yen are rounded down.

2.	Net income per common share: ¥ 86,795.07

3.	Diluted net income per common share: ¥ 86,274.70

4.	Gains and losses from Trading transactions, such as interest received, realized gains (losses) on sales and unrealized gains (losses), are presented in “Trading profits” and “Trading losses” on a trade date basis.

5.	“Other ordinary income” includes ¥169,738 million of realized gains on sales of equity securities and ¥156,856 million of leasing fees in the consolidated leasing subsidiaries.

6.	“Other ordinary expenses” includes ¥ 193,368 million of write down of loans, ¥115,118 million of leasing costs in the consolidated leasing subsidiaries, ¥80,621 million of investment losses on equity method and ¥ 38,731 million of write down of equity securities.

7.	“Extraordinary gains” includes ¥ 111,229 million of gains on loans written-off, ¥ 11,008 million of gains on sales of fixed assets, and ¥ 9,337 million of reversal of allowance for loan losses.

8.	“Extraordinary losses” includes ¥ 40,530 million of provision for contingent losses related to system integration, ¥ 21,044 million of losses on retirement of fixed assets, and ¥ 18,641 million of losses on impairment of fixed assets.

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Mitsubishi UFJ Financial Group, Inc.

Notes to Consolidated Statement of Changes in Net Assets

1.	Amounts of less than one million yen are rounded down.

2.	Detailed information for outstanding shares

	(Thousand shares)
	Number of shares as of March 31, 2006	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2007	Notes
Outstanding shares
Common stock	10,247	613	—	10,861	(1)
Preferred stock first series of class 3	100	—	—	100
Preferred stock class 8	27	—	9	17	(2)
Preferred stock class 9	79	—	79	—	(3)
Preferred stock class 10	150	—	150	—	(4)
Preferred stock class 11	0	—	—	0
Preferred stock class 12	175	—	141	33	(5)
Total	10,779	613	380	11,013
Treasury shares
Common stock	506	190	43	654	(6)
Preferred stock class 8	—	9	9	—	(7)
Preferred stock class 9	—	79	79	—	(8)
Preferred stock class 10	—	150	150	—	(9)
Preferred stock class 12	—	96	96	—	(10)
Total	506	525	378	654

(1)	Increase in the number of Common stock by 613 thousand shares was due to conversion of Preferred stock class 12 to Common stocks and due to issuance of Common stock in exchange for acquisitions of Preferred stock class 8, 9, 10 and 12.

(2)	Decrease in the number of Preferred stock class 8 by 9 thousand shares was due to retirement of the preferred stocks after acquisition.

(3)	Decrease in the number of Preferred stock class 9 by 79 thousand shares was due to retirement of the preferred stocks after acquisition.

(4)	Decrease in the number of Preferred stock class 10 by 150 thousand shares was due to retirement of the preferred stocks after acquisition.

(5)	Decrease in the number of Preferred stock class 12 by 141 thousand shares was due to conversion to Common stocks and retirement of the preferred stocks after acquisition.

(6)	Increase in the number of treasury stock, Common by 190 thousand shares was mainly due to acquisition from the market after the issuance of the common stocks in exchange for acquisition of the preferred stocks held by the Resolution and Collection Corporation (“RCC”) that resulted in repayment of the public funds by MUFG, due to acquisition of odd-lot shares and due to increase in number of shares held by affiliates. Decrease in the number of treasury shares, Common by 43 thousand shares was mainly due to disposition of the shares that were acquired from the market, referred in the previous sentence, due to disposition of odd-lot shares and due to decrease in the number of shares held by subsidiaries.

(7)	Increase in the number of treasury stock, Preferred class 8 by 9 thousand shares was due to acquisition from the RCC that resulted in repayment of the public funds by MUFG. Decrease by 9 thousand shares was due to retirement of the treasury stock.

(8)	Increase in the number of treasury stock, Preferred class 9 by 79 thousand shares was due to acquisition from the RCC that resulted in repayment of the public funds by MUFG. Decrease by 79 thousand shares was due to retirement of the treasury stock.

(9)	Increase in the number of treasury stock, Preferred class 10 by 150 thousand shares was due to acquisition from the RCC that resulted in repayment of the public funds by MUFG. Decrease by 150 thousand shares was due to retirement of the treasury stock.

(10)	Increase in the number of treasury stock, Preferred class 12 by 96 thousand shares was due to acquisition from the RCC, that resulted in repayment of the public funds by MUFG, and other shareholders. Decrease by 96 thousand shares was due to retirement of the treasury stock.

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Mitsubishi UFJ Financial Group, Inc.

3.	Subscription rights to shares information

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares to be issued				Balance as of March 31, 2007 (¥ million)
			As of March 31, 2006	Increase	Decrease	As of March 31, 2007
MUFG	Subscription rights to shares (Treasury shares)	—	— (— )	— (— )	— (— )	— (— )	— (— )

	Stock options						—

Consolidated subsidiaries (Treasury shares)							0 (— )

Total							0 (— )

4.	Detailed information for cash dividends

Dividends paid in the FYE 2007/3

Date of approval	Type of shares	Total Dividends (¥ million)	Dividend per share	Dividend record date	Effective date
General meeting of shareholders on June 29, 2006	Common stock	38,978	¥4,000	March 31, 2006	June 29, 2006
	Preferred stock first series of class 3	3,000	¥30,000	March 31, 2006	June 29, 2006
	Preferred stock class 8	429	¥15,900	March 31, 2006	June 29, 2006
	Preferred stock class 9	1,482	¥18,600	March 31, 2006	June 29, 2006
	Preferred stock class 10	2,910	¥19,400	March 31, 2006	June 29, 2006
	Preferred stock class 11	0	¥5,300	March 31, 2006	June 29, 2006
	Preferred stock class 12	2,015	¥11,500	March 31, 2006	June 29, 2006

Board of directors on November 20, 2006	Common stock	50,553	¥5,000	September 30, 2006	December 8, 2006
	Preferred stock first series of class 3	3,000	¥30,000	September 30, 2006	December 8, 2006
	Preferred stock class 8	140	¥7,950	September 30, 2006	December 8, 2006
	Preferred stock class 11	0	¥2,650	September 30, 2006	December 8, 2006
	Preferred stock class 12	650	¥5,750	September 30, 2006	December 8, 2006

Total		103,161

Included in Total dividends, ¥ 10 million are the dividends to the consolidated subsidiaries which are eliminated in the consolidated financial statements.

Dividends with record dates before March 31, 2007 and effective dates after April 1, 2007 are listed as follows.

MUFG proposes the following amount of dividends as one of the agenda items in the general meeting of shareholders’ as of June 28, 2007.

Date of proposal	Type of shares	Total Dividends (¥ million)	Source of dividends	Dividend per share	Dividend record date	Effective date
General meeting of shareholders on June 28, 2007 (scheduled)	Common stock	61,259	Retained earnings	¥6,000	March 31, 2007	June 28, 2007
	Preferred stock first series of class 3	3,000	Retained earnings	¥30,000	March 31, 2007	June 28, 2007
	Preferred stock class 8	140	Retained earnings	¥7,950	March 31, 2007	June 28, 2007
	Preferred stock class 11	0	Retained earnings	¥2,650	March 31, 2007	June 28, 2007
	Preferred stock class 12	193	Retained earnings	¥5,750	March 31, 2007	June 28, 2007

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Mitsubishi UFJ Financial Group, Inc.

5.	From the fiscal year ended March 31, 2007, MUFG provides the Statement of Change in Net Assets in accordance with ASBJ Statement No.6 “Accounting Standards for Statement of Changes in Net Assets “ (December 27, 2005) and ASBJ Guidance No.9 “Guidance on Accounting Standards for Statement of Changes in Net Assets” (December 27, 2005).

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Mitsubishi UFJ Financial Group, Inc.

Notes to Consolidated Statements of Cash flows

1.	Amounts of less than one million yen are rounded down.

2.	Cash and cash equivalents in this statement are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

3.	Cash and due from banks on the consolidated balance sheet:	¥8,760,240 million
	(-) Time deposits and negotiable certificates of deposits in other banks:	¥(5,799,087 million	)

	Cash and cash equivalents at the end of the fiscal year:	¥2,961,153 million

4.	The appendix forms of the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006) and applied after April 1, 2006. As a result of the revision, MUFG has made certain adjustments to its terminology.

(1)	“Goodwill amortization” is presented as “Amortization of goodwill” and “Amortization of negative goodwill”.

(2)	On the consolidated balance sheet, “Premises and equipment” was changed to “Tangible fixed assets”, “Intangible fixed assets” and others. As a result of this change, “Losses (gains) on sales of premises and equipment” was changed to “Losses (gains) on sales of fixed assets” and others. “Purchases of premises and equipment” was changed to “Purchases of tangible fixed assets” and “Purchases of intangible fixed assets”. “Proceeds from sales of premises and equipment” was changed to “Proceeds from sales of tangible fixed assets” and “Proceeds from sales of intangible fixed assets”.

(3)	On the consolidated balance sheet, “Leased assets” and “Software” were changed from “Other assets” to “Tangible fixed assets” and “Intangible fixed assets”. As a result of these changes, cash outflows from purchases of leased assets and software and cash inflows from sales of leased assets and software that were included in “Other” in Cash flows from operating activities were represented as “Purchases of tangible fixed assets”, “Purchases of intangible fixed assets”, “Proceeds from sales of tangible fixed assets” and “Proceeds from sales of intangible fixed assets” in Cash flows from investing activities. Together with these changes, depreciation of leased assets that was included in “Other” was represented in “Depreciation” in Cash flows from operating activities.

Cash flows from investing activities related to Leased assets and Software are as follows:

“Purchases of tangible fixed assets” includes ¥ 123,290 million of cash outflow from purchases of leased assets.

“Purchases of intangible fixed assets” includes ¥ 16,321 million of cash outflow from purchases of leased assets.

“Purchases of intangible fixed assets” includes ¥ 96,498 million of cash outflow from purchases of software.

“Proceeds from sales of tangible fixed assets” includes ¥ 12,003 million of cash inflow from sales of leased assets.

“Proceeds from sales of intangible fixed assets” includes ¥ 0 million of cash inflow from sales of leased assets.

“Proceeds from sales of intangible fixed assets” includes ¥ 13 million of cash inflow from sales of software.

“Depreciation” in Cash flows from operating activities includes ¥ 108,286 million of depreciation on leased assets.

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Mitsubishi UFJ Financial Group, Inc.

Significant accounting policies applied in the preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 253

Principal companies

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Real Estate Services Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation	UnionBanCal Corporation
Mitsubishi UFJ Securities Co., Ltd.	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
The Senshu Bank, Ltd.	Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A.
The Master Trust Bank of Japan, Ltd.	Mitsubishi UFJ Securities International plc
UFJ NICOS Co., Ltd.	Mitsubishi UFJ Securities (USA), Inc.
DC Card Co., Ltd.	Mitsubishi UFJ Trust International Limited
The Mitsubishi UFJ Factors Limited	Mitsubishi UFJ Securities (HK) Holdings, Limited
MU Frontier Servicer Co., Ltd.	BTMU Capital Corporation
Mitsubishi UFJ Capital Co., Ltd.	BTMU Leasing & Finance, Inc.
KOKUSAI Asset Management Co., Ltd.	PT U Finance Indonesia
Mitsubishi UFJ Asset Management Co., Ltd.	PT UFJ-BRI Finance
MU Investments Co., Ltd.

From the fiscal year ended March 31, 2007, ZAO Bank of Tokyo-Mitsubishi UFJ (Eurasia) and 31 other companies were newly included in the scope of the consolidated subsidiaries due to their foundation or other reasons.

From the fiscal year ended March 31, 2007, Kinki Nippon Shinpan Co., Ltd. and 26 other companies were excluded from the scope of consolidated subsidiaries as they became non-consolidated subsidiaries due to dissolution, merger or other reasons.

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. as of April 1, 2007 and changed its name to Mitsubishi UFJ NICOS Co., Ltd.

Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. changed its name to Mitsubishi UFJ Global Custody S.A.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not included in the scope of the subsidiaries while MUFG owned the majority of the votes:

I.	Nichiele Corporation

(The reason for excluding from the scope)

MUFG does not have the intent to control the subsidiary as it owns the majority of the votes of the subsidiary for the purpose of increasing its corporate value.

II.	Hygeia Co., Ltd.

(The reason for excluding from the scope)

Since the subsidiary is established as a property management company in the land trust businesses, MUFG is restricted in its control of the company by the originators and co-trustees.

III.	THCAP investment LPS

Shonan Sangakurenkei Fund investment LPS

Gunma Challenge Fund investment LPS, and 3 other companies

(The reason for excluding from the scope)

MUFG does not have the intent to control the subsidiary. Although it owns the majority of the votes through venture capital subsidiaries, MUFG participates in the management of the partnerships as a limited liability partners or investors in order to nurture the venture businesses.

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Mitsubishi UFJ Financial Group, Inc.

2. Application of the Equity Method

(1)	Number of affiliates accounted for under the equity method: 48

Principal companies

The Chukyo Bank, Ltd.	UFJ Central Leasing Co., Ltd.
The Gifu Bank, Ltd.	BOT Lease Co., Ltd.
kabu.com Securities Co.,Ltd.	ACOM CO., LTD.
Mitsubishi UFJ Merrill Lynch PB Securities Co.,Ltd.	Mobit Co.,Ltd.
Diamond Lease Co.,Ltd.	Diamond Computer Service Co.,Ltd.

From the fiscal year ended March 31, 2007, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and 9 other companies were newly accounted for under the equity method due to their foundation or other reasons.

From the fiscal year ended March 31, 2007, 4 companies discontinued to be accounted for under the equity method as they became non-affiliates due to change to subsidiaries or other reasons.

Diamond Lease Co., Ltd. merged with UFJ Central Leasing Co., Ltd. as of April 1, 2007 and changed its name to Mitsubishi UFJ Lease & Finance Company Limited.

Diamond Computer Service Co., Ltd. changed its name to Mitsubishi Research Institute DCS Co., Ltd. as of April 1, 2007.

(2)	Non-consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

MU Japan Fund PLC

Affiliates not accounted for under the equity method are excluded from the scope of the equity method since MUFG’s ownership shares in the affiliates’ net income, retained earnings or deferred gains and losses on hedging instruments do not have a material impact on the consolidated financial statements.

From the fiscal year ended March 31, 2007, MU Japan Fund PLC became an affiliate due to increased ownership as a result of a capital injection. However, MUFG does not apply the equity method to MU Japan Fund PLC due to the reasons noted above.

(3)	Entities not recognized as affiliates which MUFG owns from 20% to 50% of the voting rights:

Cswitch Corporation, and 17 other companies

(The reason for excluding from the affiliates)

Although it owns over 20% of the voting shares of the venture capital affiliates MUFG’s intent is to nurture the venture businesses, not control them.

RYOGOKU CITY CORE Co., Ltd

(The reason for excluding from the affiliates)

Since the subsidiary is established as a property management company in the land trust businesses, MUFG is restricted in its ability to control the company by the originators and co-trustees.

41

Mitsubishi UFJ Financial Group, Inc.

3. The balance sheet dates of the consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries are as follows:

May 31	:	3	subsidiaries
October 31	:	3	subsidiaries
December 31	:	137	subsidiaries
January 24	:	18	subsidiaries
January 31	:	1	subsidiary
February 28	:	2	subsidiaries
March 31	:	89	subsidiaries

(2)	2 subsidiaries with the balance sheet date on May 31 are consolidated based on their preliminary financial statements as of February 28. Subsidiaries with the balance sheet date on May 31 (1 out of 3), October 31 (1 out of 3) and December 31 (1 out of 137) are consolidated based on their preliminary financial statements as of March 31. Subsidiaries with the balance sheet date on October 31 (2 out of 3) are consolidated based on their preliminary financial statements as of January 31.

Other subsidiaries are consolidated based on the financial statements that are prepared as of their balance sheet dates.

Adjustments are made in the consolidated financial statements to reflect the significant transactions that occur between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4. Assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are stated at their fair values on the balance sheet dates of the subsidiaries.

5. Amortization of Goodwill

Goodwill on UFJ NICOS Co., Ltd. and UnionBanCal Corporation is amortized on a straight-line method over 20 years starting from the period of the consolidation. Other goodwill and its equivalents with insignificant balances are expensed as incurred.

Prior to March 31, 2006, the equivalent of goodwill on ACOM CO., LTD. was amortized over 10 years starting from the period that incurred. As of March 31, 2007, MUFG recognized the impairment losses on goodwill for the remaining balance of ¥ 24,802 million. The amount of the impairment losses are included in Other ordinary expenses.

42

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Segment Information

1. Business segment information

<For the fiscal year ended March 31, 2007>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	4,285,963	702,682	427,305	476,874	201,208	6,094,033	—	6,094,033
from internal transactions	66,664	19,275	25,476	13,283	546,173	670,872	(670,872)	—

Total ordinary income	4,352,628	721,957	452,781	490,157	747,381	6,764,906	(670,872)	6,094,033

Ordinary expenses	3,225,178	448,892	382,259	466,840	362,528	4,885,699	(248,746)	4,636,953

Ordinary profit	1,127,449	273,065	70,522	23,316	384,852	1,879,206	(422,126)	1,457,080

Assets	152,181,552	19,526,190	13,565,148	4,452,806	1,433,519	191,159,217	(3,878,195)	187,281,022

Depreciation	139,150	43,996	10,236	22,673	102,319	318,375	—	318,375

Capital expenditures	222,867	37,548	17,890	34,087	131,959	444,352	—	444,352

Notes:

1.	“Ordinary Income” and “Ordinary profit” correspond to “Net sales” and “Operating profit” on the statement of operations of companies in other than the banking industry.
2.	“Other” includes leasing.
3.	“Ordinary profit” for “Other” includes 488,899 million yen of dividends from MUFG’s domestic banking subsidiary and trust banking subsidiary.
4.	Prior to March 31, 2006, “Bonuses for directors and corporate auditors” was recorded as a decrease in unappropriated profits. However, beginning from this fiscal year, MUFG modified its accounting procedure in accordance with ASBJ Statement No.4 “Accounting Standard for Bonuses to Directors” (November 29, 2005) that required “Bonuses for directors and corporate auditors” to be expensed as incurred.

This modification caused 366 million yen decrease in “Ordinary profit” on the consolidated statements of operations, of which 125 million yen decrease was for “Banking”,

90 million yen decrease was for “Trust Banking” and 151 million yen decrease was for “Securities”.

5.	Prior to March 31, 2006, trust fees of domestic trust banking subsidiaries were recognized as revenue upon the termination of each trust contract. However, beginning from this fiscal year, MUFG modified its accounting procedure to improve the periodic accounting and information disclosures. Starting this period, trust fees are recognized on the accrual basis except for trust fees which are not computed based on the computation period of trust fees stated in the trust agreements or based on the balance of entrusted assets.

This modification became available because of the upgrade of the trust banking subsidiaries’ information system which made it possible to calculate fees based on the computation period of trust fees under the trust agreements and based on the balance of entrusted assets.

This modification caused a 7,811 million yen increase in “Ordinary profits” for “Trust Banking”.

6.	Discount on bonds recognized prior to March 31, 2006 was amortized using the straight-line method and the unamortized portion is deducted directly from Bonds and notes in accordance with ASBJ Guidance No.19 “Tentative Treatment for Deferred Assets” (August 11, 2006). This modification caused a 1,619 million yen decrease in “Assets”

for “Banking”.

7.	“Credit card” was included in “Other” in the segment information as of March 31, 2006. However, since UFJ NICOS Co., Ltd. became a consolidated subsidiary of MUFG in October 2005, beginning this fiscal year, “Credit card” is separately disclosed.

Information with regard to the “Credit card” segment for the previous fiscal year is as follows:

Ordinary income	283,836 million yen
Ordinary expenses	235,992 million yen
Ordinary profits	47,844 million yen
Assets	4,673,479 million yen

<For the fiscal year ended March 31, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	3,080,732	556,980	299,951	356,286	4,293,950	—	4,293,950
from internal transactions	113,002	41,356	32,948	1,053,383	1,240,690	(1,240,690)	—

Total ordinary income	3,193,734	598,336	332,899	1,409,670	5,534,641	(1,240,690)	4,293,950

Ordinary expenses	2,368,087	393,555	252,301	337,511	3,351,455	(135,566)	3,215,888

Ordinary profit	825,646	204,781	80,598	1,072,159	2,183,185	(1,105,124)	1,078,061

Assets	156,908,109	19,345,736	9,868,936	6,094,631	192,217,414	(5,170,620)	187,046,793

Depreciation	101,805	31,459	14,581	10,653	158,500	—	158,500

Capital expenditures	325,108	38,396	20,831	16,964	401,301	—	401,301

Notes

1.	“Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of operations of companies in other than the banking industry.
2.	“Other” includes Credit card and leasing.
3.	“Ordinary profits” for “Other” includes 1,010,251 million yen of dividends from MUFG’s domestic banking subsidiary and trust banking subsidiary.

43

Mitsubishi UFJ Financial Group, Inc.

2. Geographic segment information

<For the fiscal year ended March 31, 2007>

	(in millions of yen)
	Japan	North America	Latin America	Europe Mid. East	Asia Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	4,485,310	841,123	12,010	414,513	341,075	6,094,033	—	6,094,033
from internal transactions	135,900	80,995	147,051	79,690	87,916	531,554	(531,554)	—

Total ordinary income	4,621,210	922,118	159,061	494,204	428,992	6,625,587	(531,554)	6,094,033

Ordinary expenses	3,399,645	772,709	116,579	479,244	356,335	5,124,514	(487,561)	4,636,953

Ordinary profit	1,221,565	149,409	42,482	14,960	72,656	1,501,073	(43,993)	1,457,080

Assets	165,489,243	17,511,957	3,863,548	9,280,687	9,589,216	205,734,654	(18,453,632)	187,281,022

Notes:

1.	“Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of operations of companies in other than the banking industry.
2.	“North America” includes United States and Canada. “Latin America” primarily includes Caribbean countries and Brazil. “Europe/Middle East” primarily includes United Kingdom, Germany and Netherlands. “Asia/Oceania” primarily includes Hong Kong, Singapore and China.
3.	Prior to March 31, 2006, “Bonuses for directors and corporate auditors” was recorded as a decrease in unappropriated profits. However, beginning from this fiscal year, MUFG modified its accounting procedure in accordance with ASBJ Statement No.4 “Accounting Standard for Bonuses to Directors” (November 29, 2005) that required “Bonuses for directors” to be expensed as incurred. This modification caused 366 million yen decrease in “Ordinary profit” for “Japan”.
4.	Prior to March 31, 2006, trust fees of domestic trust banking subsidiaries were recognized as revenue upon the termination of each trust contract. However, beginning from this fiscal year, MUFG modified its accounting procedure to improve the periodic accounting and information disclosures. Starting this period, trust fees are recognized on the accrual basis except for trust fees which are not computed based on the computation period of trust fees stated in the trust agreements or based on the balance of entrusted assets.
This modification became available because of the upgrade of the trust banking subsidiaries’ information system which made it possible to calculate fees based on the computation period of trust fees under the trust agreements and based on the balance of entrusted assets.
This modification caused a 7,811 million yen increase in “Ordinary profits” for “Japan”.
5.	Discount on bonds recognized prior to March 31, 2006 was amortized using the straight-line method and the unamortized portion is deducted directly from Bonds and notes in accordance with ASBJ Guidance No.19 “Tentative Treatment for Deferred Assets” (August 11, 2006). This modification caused 819 million yen decrease in “Assets” for “Japan”and 799 million yen decrease in “Assets” for “North America”.

<For the fiscal year ended March 31, 2006>

	(in millions of yen)
	Japan	North America	Latin America	Europe Mid. East	Asia Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	3,171,028	662,632	4,126	245,280	210,881	4,293,950	—	4,293,950
from internal transactions	112,338	45,957	72,542	53,408	50,950	335,198	(335,198)	—

Total ordinary income	3,283,367	708,590	76,669	298,689	261,832	4,629,148	(335,198)	4,293,950

Ordinary expenses	2,348,698	585,684	72,838	291,286	216,340	3,514,848	(298,959)	3,215,888

Ordinary profit	934,669	122,905	3,830	7,403	45,491	1,114,300	(36,239)	1,078,061

Assets	166,312,031	17,957,661	3,799,200	9,754,707	8,234,097	206,057,697	(19,010,904)	187,046,793

Notes:

1.	“Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of operations of companies in other than the banking industry.
2.	“North America” includes United States and Canada. “Latin America” primarily includes Caribbean countries and Brazil. “Europe/Middle East” primarily includes United Kingdom, Germany and Netherlands. “Asia/Oceania” primarily includes Hong Kong, Singapore and China.

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Share of Ordinary income from overseas operations
For the fiacal year ended March 31, 2007	1,608,723	6,094,033	26.3%
For the fiacal year ended March 31, 2006	1,122,921	4,293,950	26.1%

Notes:

1.	“Ordinary income from overseas operations” corresponds to “Net sales from overseas operations” on the statement of operations of companies in other than the banking industry.
2.	“Ordinary income from overseas operations” consists of income from operations of the overseas branches of MUFG’s domestic banking subsidiaries and trust banking subsidiaries, and MUFG’s overseas subsidiaries (excluding ordinary income from internal transactions).

44

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Investment securities information

Following tables include:	Investment securities
Trading securities, securities related to trading transactions, trading commercial paper and trading short-term corporate bonds in “Trading assets”
Negotiable certificates of deposits in “Cash and due from banks”
Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Trading securities

(in millions of yen)
As of March 31, 2006
Amount on consolidated balance sheet	Net unrealized gains (losses) recognized on the fiscal year ended March 31, 2006
8,824,461	(22,097)

2. Debt securities being held to maturity with market values

	(in millions of yen)
	As of March 31, 2006
	Amount on consolidated balance sheet	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic bonds	2,376,562	2,361,806	(14,756)	2,065	16,822
Government bonds	2,253,947	2,237,316	(16,630)	121	16,752
Municipal bonds	85,625	86,821	1,196	1,249	52
Corporate bonds	36,989	37,667	677	694	16
Foreign bonds	50,726	50,946	219	1,589	1,370
Other	381,409	381,388	(20)	6	26

Total	2,808,698	2,794,141	(14,556)	3,662	18,219

3. Marketable securities available for sale

	( in millions of yen)
	As of March 31, 2006
	Acquisition cost	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic equity securities	4,485,361	7,466,163	2,980,802	2,996,101	15,298
Domestic bonds	25,621,822	25,411,680	(210,142)	7,277	217,419
Government bonds	23,210,594	23,022,213	(188,381)	4,806	193,187
Municipal bonds	246,784	245,594	(1,189)	933	2,122
Corporate bonds	2,164,443	2,143,871	(20,571)	1,538	22,109
Foreign equity securities	67,909	159,483	91,573	92,307	734
Foreign bonds	6,458,140	6,367,170	(90,969)	15,305	106,275
Other	3,077,335	3,259,309	181,973	228,734	46,760

Total	39,710,569	42,663,806	2,953,237	3,339,726	386,488

4. Securities sold during the fiscal year ended March 31, 2006 (in millions of yen)

Amount sold	Gains on sales	Losses on sales
47,000,226	236,525	161,249

5. Securities stated at acquired costs

(in millions of yen)
As of March 31, 2006 Balance sheet amount
Debt securities being held to maturity
Foreign bonds	30,765
Securities available for sale
Domestic equity securities	668,822
Domestic corporate bonds	3,445,256
Foreign equity securities	113,250
Foreign bonds	114,865

6. Maturities of bonds

	( in millions of yen)
	As of March 31, 2006
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,397,660	14,800,383	2,221,806	1,817,606
Government bonds	11,675,719	10,762,375	1,189,204	1,648,860
Municipal bonds	32,704	188,195	110,937	4,341
Corporate bonds	689,236	3,849,812	921,664	164,403
Foreign bonds	560,492	1,926,088	1,381,721	2,641,512
Other	414,192	327,219	420,875	1,128,946

Total	13,372,345	17,053,690	4,024,403	5,588,065

45

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Money held in trust

1. Money held in trust for trading purpose

(in millions of yen)
As of March 31, 2006
Amount on consolidated balance sheet	Net unrealized gains (losses) recognized for the fiscal year ended March 31,2006
181,930	1,163

2. Money held in trust not for trading purposes or not being held to maturity

(in millions of yen)
As of March 31, 2006
Acquisition cost	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
228,138	228,614	476	860	384

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on other securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of March 31, 2006
Net unrealized gains (losses)	2,970,751
Securities available for sale	2,970,275
Money held in trust not for trading purpose or not being held to maturity	476

Deferred tax liabilities	(1,203,251)

Net unrealized gains (losses), net of deferred tax liabilities	1,767,499
Minority interests	(6,693)
MUFG’s ownership share of affiliates’ unrealized gains on securities available for sale	8,718

Total	1,769,525

Notes:

1.	Net unrealized gains (losses) excludes ¥3 million of loss from financial instruments with embedded derivatives which are wholly treated as trading assets or liabilities
2.	Net unrealized gains (losses) includes ¥17,033 million of unrealized gains on securities in asset of investment LPSs.

46

Related party transactions

There are no material transactions with related parties to report for the fiscal year ended March 31, 2006.

There are no material transactions with related parties to report for the fiscal year ended March 31, 2007.

Per share information

For the fiscal year ended March 31, 2007		For the fiscal year ended March 31, 2006
Total net assets per common share	¥801,320.41	Total net assets per common share	¥692,792.38
Net income per common share	¥86,795.07	Net income per common share	¥93,263.15
Diluted net income per common share	¥86,274.70	Diluted net income per common share	¥89,842.26

(*)	Basis for computing net income per common share and Diluted net income per common share

		For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2006
Net income per common share
Net income	million yen	880,997	770,719
Amounts not attributable to common shareholders	million yen	8,376	13,408
Total bonuses to directors	million yen	—	151
Total dividends on preferred stock	million yen	8,376	13,257
Net income attributable to common shares	million yen	872,621	757,310
Average number of common shares outstanding for the fiscal year	thousand shares	10,053	8,120
Diluted net income per common share
Adjustments in net income	million yen	1,126	6,837
Total dividends on preferred stock	million yen	1,126	6,837
Common equivalent share	thousand shares	73	385
Preferred shares	thousand shares	73	385

There are no material information to report with regards to Income Taxes and Derivative transactions.

47

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Assets:
Current assets:
Cash and due from banks	42,224	38,410	3,814
Prepaid expenses	2,640	2,349	291
Accrued revenue	8,644	10,365	(1,721)
Accounts receivable	100,540	203,371	(102,831)
Other current assets	43	3	40
Total current assets	154,094	254,500	(100,406)
Fixed assets:
Tangible fixed assets	242	421	(178)
Buildings	40	150	(110)
Equipment and furniture	202	270	(68)
Intangible fixed assets	828	350	478
Trademarks	53	60	(7)
Computer software	773	287	485
Other intangible fixed assets	1	1	(0)
Investments and other fixed assets	7,339,463	7,395,625	(56,161)
Investment in subsidiaries and affiliates	7,346,602	7,399,493	(52,890)
Allowance for losses on investments	(7,138)	(7,138)	—
Other fixed assets	—	3,518	(3,518)
Allowance for doubtful accounts	—	(248)	248
Total fixed assets	7,340,534	7,396,397	(55,862)

Total assets	7,494,629	7,650,898	(156,269)

Liabilities:
Current liabilities:
Short-term borrowings	57,380	44,400	12,980
Current portion of long-term borrowings	32,400	312,400	(280,000)
Current portion of bonds and notes	100,000	—	100,000
Accounts payable	821	654	167
Accrued expenses	1,641	1,167	474
Income taxes payable	3	119	(115)
Deferred tax liabilities	3,433	4,086	(652)
Deposits received	266	277	(10)
Reserve for employees’ bonuses	211	235	(23)
Other current liabilities	0	70	(70)
Total current liabilities	196,159	363,411	(167,251)
Fixed liabilities:
Bonds	550,000	650,000	(100,000)
Long-term borrowings	—	25,000	(25,000)
Long-term borrowings from subsidiaries and affiliates	488,818	496,689	(7,870)
Deferred tax liabilities	5,524	3,063	2,461
Total fixed liabilities	1,044,343	1,174,753	(130,409)

Total liabilities	1,240,503	1,538,164	(297,661)

Net assets:
Shareholders’ equity:
Capital stock	1,383,052	—	1,383,052
Capital surplus
Capital reserve	1,383,070	—	1,383,070
Other capital surplus	2,549,056	—	2,549,056
Total capital surplus	3,932,126	—	3,932,126
Retained earnings
Voluntary reserve	150,000	—	150,000
Unappropriated retained earnings	1,789,675	—	1,789,675
Total retained earnings	1,939,675	—	1,939,675
Treasury stock	(1,000,728)	—	(1,000,728)
Total shareholders’ equity	6,254,125	—	6,254,125

Total net assets	6,254,125	—	6,254,125

Total liabilities and net assets	7,494,629	—	7,494,629

Shareholders’ equity:
Capital stock	—	1,383,052	(1,383,052)
Capital surplus
Capital reserve	—	3,577,570	(3,577,570)
Other capital surplus	—	356,167	(356,167)
Transfer from capital stock and capital reserve	—	355,762	(355,762)
Gains on sales of treasury stock	—	405	(405)
Total capital surplus	—	3,933,738	(3,933,738)
Retained earnings
Voluntary reserve	—	150,000	(150,000)
Unappropriated retained earnings	—	1,418,943	(1,418,943)
Total retained earnings	—	1,568,943	(1,568,943)
Unrealized gains on securities available for sale, net of taxes	—	135	(135)
Treasury stock	—	(773,135)	773,135

Total shareholders’ equity	—	6,112,733	(6,112,733)

Total liabilities and shareholders’ equity	—	7,650,898	(7,650,898)

48

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Operating income:
Dividends on investments in subsidiaries and affiliates	499,060	1,025,072	(526,011)
Management fees from subsidiaries and affiliates	11,749	11,674	75

Total operating income	510,809	1,036,746	(525,936)

Operating expenses:
General and administrative expenses	9,080	9,718	(637)

Total operating expenses	9,080	9,718	(637)

Operating profit	501,728	1,027,028	(525,299)

Non-operating income:
Interest on deposits	228	0	227
Interest on tax refunds	114	20	93
Commissions on odd lot shares negotiated	53	151	(98)
Reversal of reserve for employee retirement benefits	—	52	(52)
Fees for software leases	35	27	7
Other non-operating income	57	55	1

Total non-operating income	489	309	180

Non-operating expenses:
Interest on borrowings	15,797	14,322	1,475
Interest on bonds and notes	4,493	2,248	2,244
Amortization of organization costs	—	343	(343)
Amortization on bond issuance costs	1	1,833	(1,832)
Amortization on stock issuance costs	87	—	87
Expenses on sales of treasury stock	1,105	—	1,105
Expenses on issuance of preferred equity	2,613	6,130	(3,516)
Other non-operating expenses	84	123	(39)

Total non-operating expenses	24,183	25,003	(819)

Ordinary profit	478,035	1,002,334	(524,298)

Extraordinary gains:
Gains on sales of investment securities	—	4,903	(4,903)
Reversal of allowance for losses on investment securities	—	7,036	(7,036)
Reversal of allowance for doubtful accounts	248	—	248
Gains on liquidation of subsidiaries	47	—	47
Other extraordinary gains	—	267	(267)

Total extraordinary gains	295	12,206	(11,911)

Extraordinary losses:
Losses on retirement of fixed assets	31	31	0
Losses on impairment of fixed assets	1	98	(96)
Payment for settlement of the litigation	2,500	—	2,500
Expenses on head office relocation	—	67	(67)
Other extraordinary losses	0	—	0

Total extraordinary losses	2,532	196	2,336

Income before income taxes	475,798	1,014,344	(538,546)

Income taxes-current	3	29	(25)
Income taxes-deferred	1,900	867	1,033

Total income taxes	1,904	896	1,008

Net income	473,893	1,013,448	(539,554)

Unappropriated retained earnings brought forward	—	49,718	(49,718)
Unappropriated retained earnings acquired through merger	—	378,402	(378,402)
Interim cash dividends	—	22,625	(22,625)

Unappropriated retained earnings at the end of the fiscal year	—	1,418,943	(1,418,943)

49

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statement of Changes in Net Assets

(from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity							Valuation and translation adjustments	Total net assets
		Capital surplus		Retained earnings		Treasury stock	Total shareholders’ equity	Unrealized gains on securities available for sale, net of taxes
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnings
Balances as of March 31, 2006	1,383,052	3,577,570	356,167	150,000	1,418,943	(773,135)	6,112,598	135	6,112,733

Changes during the period
Dividends from retained earnings approved at the annual general meeting of shareholders in June 2006					(48,816)		(48,816)		(48,816)
Dividends from retained earnings					(54,345)		(54,345)		(54,345)
Transfer from Capital reserve to Other capital surplus		(2,194,500)	2,194,500				—		—
Net Income for the period					473,893		473,893		473,893
Acquisition of treasury stock						(292,181)	(292,181)		(292,181)
Disposition of treasury stock			(1,604)			64,588	62,984		62,984
Others			(6)				(6)		(6)
Net changes in items other than Shareholders’ equity								(135)	(135)

Total changes during the period		(2,194,500)	2,192,888		370,731	(227,593)	141,527	(135)	141,392

Balances as of March 31, 2007	1,383,052	1,383,070	2,549,056	150,000	1,789,675	(1,000,728)	6,254,125	—	6,254,125

50

Mitsubishi UFJ Financial Group, Inc.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Appropriations of Retained Earnings and Other Capital Surplus

(in millions of yen)	Fiscal year ended March 31, 2006
Appropriations of Retained Earnings
Unappropriated retained earnings at the end of the fiscal year			1,418,943
Appropriations:
Cash dividends on preferred stock-First series of Class 3	(30,000 yen per share	)	3,000
Cash dividends on preferred stock-Class 8	(15,900 yen per share	)	429
Cash dividends on preferred stock-Class 9	(18,600 yen per share	)	1,482
Cash dividends on preferred stock-Class 10	(19,400 yen per share	)	2,910
Cash dividends on preferred stock-Class 11	(5,300 yen per share	)	0
Cash dividends on preferred stock-Class 12	(11,500 yen per share	)	2,015
Cash dividends on common stock	(4,000 yen per share	)	38,978

Total			48,816

Unappropriated retained earnings to be carried forward			1,370,126

Appropriations of Other Capital Surplus
Other capital surplus at the end of the fiscal year			356,167
Other capital surplus to be carried forward			356,167

51

Mitsubishi UFJ Financial Group, Inc.

Notes to Non-Consolidated Financial Statements

Significant accounting policies

1.	Investments

Investments in subsidiaries and affiliates are stated at cost computed under the moving-average method.

2.	Depreciation and amortization

(1)	Tangible fixed assets

Depreciation for tangible fixed assets is computed under the declining-balance method. The estimated useful lives are as follows:

Buildings	5 to 15 years
Equipment and furniture	4 to 15 years

(2)	Intangible fixed assets

Amortization for intangible fixed assets is computed under the straight-line method over their estimated useful lives. Development costs for internally used software are amortized under the straight-line method over the estimated useful lives (5 years).

3.	Deferred charges

Bond issuance costs and stock issuance costs are expensed as incurred.

4.	Translation of foreign currency items

Foreign currency assets and liabilities are translated into yen equivalents at exchange rates prevailing at the balance sheet date, except for investments in subsidiaries which are translated at exchange rates prevailing at the acquisition dates. Exchange differences are recognized as gains or losses.

5. Reserves and allowances

(1)	Allowance for losses on investment securities are recorded for future possible losses on investments in securities based on assessments of the financial condition and other relevant factors of the investees.

(2)	Reserve for employees’ bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued at the balance sheet date.

6.	Consumption taxes

National and local consumption taxes are excluded from transaction amounts.

Significant changes in accounting policies

In accordance with newly effective Accounting Standards Board Statement No.5 “Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005) and Accounting Standards Board Guidance No.8 “Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet” (December 9, 2005), “Shareholders’ equity” was renamed as “Net assets”. The amount corresponding to conventional “Shareholders’ equity” was ¥ 6,254,125 million at the balance sheet date.

The Net assets section of the non-consolidated financial statements is presented in accordance with the revised Ministry of Finance Ordinance No.59 “Ordinance regarding financial Statements” (November 27, 1963).

52

Mitsubishi UFJ Financial Group, Inc.

Notes to Non-Consolidated Balance Sheets

1. Amounts of less than one million yen are rounded down.
2. Accumulated depreciation on tangible fixed assets: ¥360 million.
3. Assets pledged as collateral are as follows:
Investments in subsidiaries: ¥72,360 million
Liabilities related to pledged assets are as follows:
Current portion of long term borrowings: ¥25,000 million
4. Assets and Liabilities to/from affiliates
Assets to affiliates
Cash and due from banks, Prepaid expense, Unearned income and Others: ¥54,079 million
Liabilities from affiliates
Short-term borrowings, Current portion of long-term borrowings, Accounts payables and Accrued expense: ¥65,116 million
5. Subordinated Borrowings
Subordinated borrowings of ¥26,666 million are included in Long-term borrowings from affiliates.
6. Guarantees and items of similar nature

(1)    MUFG indemnifies the Bankers Association of Deutschland for the deposit liabilities of the branches of The Bank of Tokyo-Mitsubishi UFJ Ltd., a subsidiary of MUFG, in Germany in accordance with regulations of the Deposit Insurance Corporation of Deutschland. The amount indemnified by MUFG is ¥192,705 million.

(2)    MUFG has entered into subordinated guarantee contracts with the issuers of the preferred securities and the paying agent relating to the preferred securities of MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited.

Guaranteed Parties	Amount of guarantee
MUFG Capital Finance 1 Limited	¥271,515 million
MUFG Capital Finance 2 Limited	¥117,997 million
MUFG Capital Finance 3 Limited	¥120,000 million

Notes to Non-Consolidated Statements of Operations

1. Amounts of less than one million yen are rounded down.
2. Operating income from transactions with subsidiaries and affiliates
Dividends on investments in subsidiaries and affiliates	¥499,060 million
Management fees from subsidiaries and affiliates	¥11,749 million
3. Major non-operating income from transactions with subsidiaries and affiliates
Interest on deposits	¥228 million
4. Major non-operating expenses from transactions with subsidiaries and affiliates
Interest on borrowings	¥15,008 million
5. Major items in General and administrative expenses (all items are classified as General expenses)
Salaries and employee benefits	¥3,555 million
Outsourcing expenses	¥1,342 million
Rental expenses for land, buildings and machines	¥520 million
Legal expenses	¥440 million
System related expenses	¥281 million
Depreciation and amortization	¥263 million
Advertisement	¥123 million
Supplies expenses	¥105 million

53

Mitsubishi UFJ Financial Group, Inc.

Notes to Statement of Changes in Net Assets

1.	Amounts of less than one million yen are rounded down.

2.	Type and number of treasury shares are as follows:

	(Thousand shares)
	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Treasury shares
Preferred stock class-8	—	9	9	—
Preferred stock class-9	—	79	79	—
Preferred stock class-10	—	150	150	—
Preferred stock class-12	—	96	96	—
Common stock	503	190	42	651
Total	503	525	377	651

1.	Increase in the number of treasury shares, Preferred classes-8, 9 and 10, was due to acquisition from the Resolution and Collection Corporation (“RCC”) that resulted in repayment of the public funds by MUFG.

2.	Increase in the number of treasury stock, Preferred class-12, was due to acquisition from the RCC that resulted in repayment of the public funds by MUFG and by other shareholders.

3.	Increase in the number of treasury stocks, Common, was due to acquisition from the market after the issuance of the common stock in exchange for acquisitions of the preferred stock held by the RCC that were referred to in Notes 1 and 2 above and due to acquisition of odd-lot shares.

4.	Decrease in the number of treasury stock, Preferred classes-8, 9, 10, 11 and 12, was due to retirement of the treasury stock.

5.	Decrease in the number of treasury stock, Common, was due to disposition of the treasury stock that were acquired from the market as referred to in Note 3 above due to disposition of the odd-lot shares.

Notes related to securities

Estimated fair value of marketable investment securities of subsidiaries and affiliates

	Amount on balance sheet	Market value As of March 31, 2007	Net unrealized gains (loses)
Subsidiaries	¥ 438,557 million	¥598,399 million	¥159,841 million
Affiliates	¥ 139,662 million	¥105,959 million	¥(33,703 million)
Total	¥ 578,219 million	¥704,358 million	¥126,138 million

Certain investment securities have been reclassified as investments in affiliates due to the merger with UFJ Holdings, Inc. and the subsequent increases in share ownership. Deferred tax liabilities of ¥ 92 million and net unrealized gains of ¥ 135 million, which was attributable to this merger, were not recognized in accordance with Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments”, issued by the JICPA on January 31, 2000.

54

Mitsubishi UFJ Financial Group, Inc.

Notes related to income taxes

1.	The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Current :
Deferred tax assets:
Reserve for employees’ bonuses		¥86 million
Other		¥5 million

Total deferred tax assets		¥91 million
Deferred tax liabilities:
Dividends receivable		¥(3,517 million	)
Others		¥(7 million	)

Total deferred tax liabilities		¥(3,525 million	)
Net deferred tax assets (liabilities)		¥(3,433 million	)
Fixed :
Deferred tax assets:
Investments in subsidiaries		¥1,596,211 million
Net operating loss carryforwards		¥9,464 million
Other		¥5,957 million

Subtotal		¥1,611,634 million
Valuation allowance		¥(1,610,888 million	)

Total deferred tax assets		¥745 million
Deferred tax liabilities:
Investment securities	¥	( 6,270 million	)

Total deferred tax liabilities	¥	( 6,270 million	)
Net deferred tax assets (liabilities)	¥	( 5,524 million	)

2.	A reconciliation between the effective statutory tax rate and the actual effective tax rate is as follows:

Effective statutory tax rate	40.69%
Reconciliation:
Dividends and other permanent differences	(41.51%)
Others	1.22%

Actual Effective tax rate	0.40%

Per share information:

Net assets per common share	¥579,243.59
Net income per common share	¥46,415.96
Diluted net income per common share	¥46,189.46
(Notes) Basis for computing basic net income per common share and diluted net income per common share
Net income per common share
Net income	¥473,893 million
Total dividends on preferred stock	¥7,126 million
Net income attributable to common shares	¥466,767 million
Average number of common shares outstanding for the fiscal year	10,056,179.85 shares
Diluted net income per common share
Adjustments in net income	¥1,126 million
Common equivalent share	73,692.97 shares

55

Mitsubishi UFJ Financial Group, Inc.

Additional Information

1.	Adoption of stock split and unit share system

Subject to the approval of the amendments of the articles of incorporation at the general meeting of shareholders that is scheduled to be held on June 28, 2007, MUFG will adopt a stock split and unit share system that will be effective on September 30, 2007. In order to expand the investment opportunity in MUFG for the individual investor, the investment unit will be reduced to one tenth of the current amount after a 1,000 for 1 common stock split and the unit share system will be 100 common shares for one unit.

2.	Subject to the approval of the general meeting of shareholders that is scheduled to be held on June 28, 2007 and of the relevant authorities, MUFG concluded the share exchange agreement as of March 28, 2007, under which MUFG planned to make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary by using the share exchange to enhance cooperation between group companies and to conduct our business as a unified group. Under the share exchange agreement that will be effective on September 30, 2007, 1.02 shares of MUFG after the stock split mentioned in Note 1 above (0.00102 shares before the stock split) will be exchanged for one share of Mitsubishi UFJ Securities Co., Ltd. MUFG will not issue new shares in connection with this share exchange since no shares will be exchanged for the shares of Mitsubishi UFJ Securities that are held by MUFG and MUFG will deliver common treasury shares to the shareholders of Mitsubishi UFJ Securities Co., Ltd.

56

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Changes in Directors and Corporate Auditors have been disclosed separately on May 23, 2007.

57

Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2007

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

[Contents]

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights under Japanese GAAP for the Fiscal Ended March 31, 2007

1. Financial Statements

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Assets:
Cash and due from banks	7,290,057	10,846,488	(3,556,431)
Call loans	1,766,390	1,995,900	(229,510)
Receivables under resale agreements	223,278	193,473	29,805
Receivables under securities borrowing transactions	3,586,380	2,738,240	848,139
Bills bought	—	530,200	(530,200)
Commercial paper and other debt purchased	3,226,721	1,753,884	1,472,836
Trading assets	4,108,862	5,804,223	(1,695,361)
Money held in trust	242,996	283,155	(40,159)
Investment securities	40,705,727	42,159,651	(1,453,924)
Allowance for losses on investment securities	(132,125)	(134,331)	2,206
Loans and bills discounted	68,194,957	69,587,196	(1,392,238)
Foreign exchanges	1,395,884	1,265,985	129,899
Other assets	2,438,700	3,158,035	(719,335)
Tangible fixed assets	958,052	—	958,052
Intangible fixed assets	297,632	—	297,632
Premises and equipment	—	1,056,743	(1,056,743)
Deferred tax assets	194,999	599,840	(404,841)
Customers’ liabilities for acceptances and guarantees	6,886,433	6,180,736	705,696
Allowance for loan losses	(771,057)	(928,134)	157,077

Total assets	140,613,892	147,091,292	(6,477,399)

Liabilities:
Deposits	100,276,681	101,092,544	(815,862)
Negotiable certificates of deposit	5,516,096	5,716,110	(200,014)
Call money	1,877,290	1,769,921	107,368
Payables under repurchase agreements	3,179,360	3,821,352	(641,992)
Payables under securities lending transactions	3,273,394	1,922,450	1,350,944
Bills sold	—	6,536,500	(6,536,500)
Trading liabilities	658,722	1,101,840	(443,118)
Borrowed money	4,935,482	3,998,983	936,499
Foreign exchanges	1,012,030	1,315,382	(303,351)
Short-term corporate bonds	150,600	375,700	(225,100)
Bonds and notes	3,359,910	3,956,690	(596,779)
Other liabilities	2,158,747	2,469,563	(310,816)
Reserve for employees’ bonuses	15,951	14,218	1,733
Reserve for employees’ retirement benefits	11,348	11,153	194
Reserve for contingent losses	81,951	—	81,951
Reserves under special laws	31	31	—
Deferred tax liabilities for land revaluation	197,942	202,531	(4,588)
Acceptances and guarantees	6,886,433	6,180,736	705,696

Total liabilities	133,591,975	140,485,710	(6,893,734)

Net assets:
Capital stock	996,973	—	996,973
Capital surplus	2,767,590	—	2,767,590
Capital reserve	2,767,590	—	2,767,590
Retained earnings	1,627,703	—	1,627,703
Revenue reserve	190,044	—	190,044
Other retained earnings	1,437,658	—	1,437,658
Total shareholders’ equity	5,392,266	—	5,392,266
Net unrealized gains (losses) on other securities, net of taxes	1,435,530	—	1,435,530
Net deferred gains (losses) on hedging instruments, net of taxes	(46,187)	—	(46,187)
Land revaluation excess, net of taxes	240,307	—	240,307
Total valuation and translation adjustments	1,629,650	—	1,629,650

Total net assets	7,021,917	—	7,021,917

Total liabilities and net assets	140,613,892	—	140,613,892

Shareholders’ equity:
Capital stock	—	996,973	(996,973)
Capital surplus	—	2,767,590	(2,767,590)
Capital reserve	—	2,767,590	(2,767,590)
Retained earnings	—	1,404,884	(1,404,884)
Revenue reserve	—	190,044	(190,044)
Voluntary reserve	—	720,629	(720,629)
Unappropriated retained earnings:	—	494,209	(494,209)
Net income	—	450,799	(450,799)
Land revaluation excess, net of taxes	—	245,742	(245,742)
Net unrealized gains (losses) on securities available for sale, net of taxes	—	1,190,391	(1,190,391)

Total shareholders’ equity	—	6,605,581	(6,605,581)

Total liabilities and shareholders’ equity	—	147,091,292	(147,091,292)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Ordinary income:
Interest income:	2,466,446	1,449,881	1,016,565
(Interest on loans and bills discounted)	1,434,893	787,546	647,347
(Interest and dividends on securities)	589,836	405,407	184,429
Fees and commissions	550,592	341,553	209,039
Trading profits	140,198	101,096	39,101
Other business income	304,491	218,467	86,023
Other ordinary income	189,805	106,016	83,788

Total ordinary income	3,651,533	2,217,015	1,434,518

Ordinary expenses:
Interest expenses:	1,282,373	620,716	661,657
(Interest on deposits)	599,324	306,435	292,889
Fees and commissions	125,048	72,999	52,049
Trading losses	—	9,505	(9,505)
Other business expenses	100,525	110,157	(9,632)
General and administrative expenses	1,084,446	687,990	396,455
Other ordinary expenses	224,589	152,753	71,836

Total ordinary expenses	2,816,984	1,654,123	1,162,860

Ordinary profit	834,549	562,892	271,657

Extraordinary gains	190,255	266,005	(75,750)
Extraordinary losses	66,764	15,213	51,550

Income before income taxes and others	958,040	813,684	144,356

Income taxes-current	15,184	14,764	419
Income taxes-deferred	273,558	348,120	(74,561)

Net income	669,298	450,799	218,498

Unappropriated retained earnings brought forward	—	680,981	—
Reversal of land revaluation excess	—	2,476	—
Interim dividends	—	640,047	—
Unappropriated retained earnings	—	494,209	—

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

(in millions of yen)	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for employees’ retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings								(451,913)	(451,913)	(451,913)
Net income for the period								669,298	669,298	669,298
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess, net of taxes								5,434	5,434	5,434
Changes other than Shareholders’ equity (net)

Total changes during the period	—	—	—	—	(1)	—	—	222,819	222,818	222,818

Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	717,029	1,627,703	5,392,266

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings					(451,913)
Net income for the period					669,298
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess, net of taxes					5,434
Changes other than Shareholders’ equity (net)	245,138	(46,187)	(5,434)	193,516	193,516

Total changes during the period	245,138	(46,187)	(5,434)	193,516	416,335

Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Assets:
Cash and due from banks	888,167	798,172	89,994
Call loans	177,100	25,293	151,806
Receivables under securities borrowing transactions	150,638	233,697	(83,059)
Commercial paper and other debt purchased	95,235	151,415	(56,179)
Trading assets	237,307	314,489	(77,182)
Money held in trust	9,559	13,001	(3,442)
Investment securities	6,836,277	5,791,091	1,045,186
Allowance for losses on investment securities	(577)	(167)	(409)
Loans and bills discounted	9,890,460	10,391,395	(500,934)
Foreign exchanges	5,203	5,148	55
Other assets	650,789	680,672	(29,882)
Tangible fixed assets	108,462	—	108,462
Intangible fixed assets	60,401	—	60,401
Premises and equipment	—	171,314	(171,314)
Customers’ liabilities for acceptances and guarantees	257,412	236,807	20,605
Allowance for loan losses	(122,979)	(124,448)	1,468

Total assets	19,243,460	18,687,883	555,577

Liabilities:
Deposits	11,764,679	11,889,329	(124,650)
Negotiable certificates of deposit	1,724,653	1,224,847	499,806
Call money	292,026	67,677	224,348
Payables under repurchase agreements	250,604	33,999	216,604
Payables under securities lending transactions	202,248	484,854	(282,606)
Bills sold	—	449,400	(449,400)
Trading liabilities	32,706	55,493	(22,786)
Borrowed money	916,365	234,228	682,136
Foreign exchanges	592	699	(107)
Short-term corporate bonds	81,900	10,200	71,700
Bonds and notes	299,900	359,400	(59,500)
Due to trust accounts	1,328,469	1,761,850	(433,380)
Other liabilities	291,927	317,345	(25,418)
Reserve for employees’ bonuses	4,432	4,343	88
Reserve for bonuses for directors and corporate auditors	90	—	90
Reserve for employees’ retirement benefits	—	8,709	(8,709)
Reserve for contingent losses	9,612	—	9,612
Deferred tax liabilities	92,284	7,085	85,198
Deferred tax liabilities for land revaluation	6,150	6,401	(251)
Acceptances and guarantees	257,412	236,807	20,605

Total liabilities	17,556,056	17,152,675	403,381

Net assets:
Capital stock	324,279	—	324,279
Capital surplus:	530,334	—	530,334
Capital reserve	250,619	—	250,619
Other capital surplus	279,714	—	279,714
Retained earnings:	434,303	—	434,303
Revenue reserve	73,714	—	73,714
Other retained earnings	360,589	—	360,589
Total shareholders’ equity	1,288,916	—	1,288,916
Net unrealized gains (losses) on other securities, net of taxes	415,045	—	415,045
Net deferred gains (losses) on hedging instruments, net of taxes	(6,858)	—	(6,858)
Land revaluation excess, net of taxes	(9,699)	—	(9,699)
Total valuation and translation adjustments	398,487	—	398,487

Total net assets	1,687,403	—	1,687,403

Total liabilities and net assets	19,243,460	—	19,243,460

Shareholders’ equity:
Capital stock	—	324,279	(324,279)
Capital surplus:	—	582,419	(582,419)
Capital reserve	—	582,419	(582,419)
Retained earnings:	—	260,964	(260,964)
Revenue reserve	—	73,714	(73,714)
Voluntary reserve	—	189,206	(189,206)
Unabsorbed losses:	—	1,955	(1,955)
Net income	—	147,211	(147,211)
Land revaluation excess, net of taxes	—	(10,721)	10,721
Net unrealized gains (losses) on securities available for sale, net of taxes	—	378,266	(378,266)

Total shareholders’ equity	—	1,535,208	(1,535,208)

Total liabilities and shareholders’ equity	—	18,687,883	(18,687,883)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Ordinary income:
Trust fees	111,075	92,221	18,853
Interest income:	348,257	274,139	74,117
(Interest on loans and bills discounted)	143,732	109,555	34,176
(Interest and dividends on securities)	171,645	129,996	41,649
Fees and commissions	165,111	126,163	38,947
Trading profits	17,197	363	16,834
Other business income	28,407	51,392	(22,984)
Other ordinary income	39,031	37,260	1,771

Total ordinary income	709,081	581,540	127,540

Ordinary expenses:
Interest expenses:	123,150	94,531	28,618
(Interest on deposits)	67,282	57,721	9,560
Fees and commissions	24,087	16,372	7,714
Trading losses	172	5,558	(5,386)
Other business expenses	51,319	39,337	11,981
General and administrative expenses	204,764	184,496	20,267
Other ordinary expenses	27,228	24,662	2,565

Total ordinary expenses	430,721	364,959	65,761

Ordinary profit	278,360	216,581	61,778

Extraordinary gains	10,558	64,238	(53,680)
Extraordinary losses	4,844	20,347	(15,502)

Income before income taxes and others	284,073	260,472	23,600

Income taxes-current	631	(2,392)	3,023
Income taxes-deferred	71,800	115,653	(43,853)

Net income	211,642	147,211	64,430

Unappropriated retained earnings brought forward	—	20,600	—
Unappropriated retained earnings acquired resulting from the merger	—	21,004	—
Reversal of land revaluation excess	—	(762)	—
Interim dividends	—	190,010	—
Unabsorbed losses	—	1,955	—

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

(in millions of yen)	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662

Changes during the period	—	—		—		—
Transfer from capital reserve to other capital surplus	—	(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Reversal of reserve for losses on overseas investments	—					(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)	—							(50,000)	50,000	—	—
Dividends from surplus (*)	—	—				—			(25,429)	(25,429)	(25,429)
Dividends from surplus	—	—	(52,085)	(52,085)		—			(11,851)	(11,851)	(63,936)
Net income for the period	—	—				—			211,642	211,642	211,642
Reversal of land revaluation excess, net of taxes	—	—				—			(1,021)	(1,021)	(1,021)
Changes other than Shareholders’ equity (net)	—	—		—	—

Total changes during the period	—	(331,800)	279,714	(52,085)	—	(0)	—	(50,000)	223,339	173,338	121,253

Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916

	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments	Total net assets
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208

Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Reversal of reserve for losses on overseas investments					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Dividends from surplus					(63,936)
Net income for the period					211,642
Reversal of land revaluation excess, net of taxes					(1,021)
Changes other than Shareholders’ equity (net)	36,778	(6,858)	1,021	30,942	30,942

Total changes during the period	36,778	(6,858)	1,021	30,942	152,195

Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

2. Statements of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Statements of Trust Assets and Liabilities including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Assets:
Loans and bills discounted	318,762	350,037	(31,275)
Loans on bills	306,736	339,762	(33,026)
Loans on deeds	12,026	10,275	1,750
Securities	51,797,506	49,971,674	1,825,832
Government bonds	13,804,392	13,015,914	788,478
Municipal bonds	1,867,354	1,691,445	175,908
Short-term corporate bonds	57,978	—	57,978
Corporate bonds	9,178,301	9,078,077	100,223
Equity securities	12,794,546	12,071,562	722,984
Foreign securities	11,470,409	11,756,293	(285,883)
Other securities	2,624,523	2,358,380	266,142
Beneficiary rights to the trust	24,954,882	24,690,554	264,328
Securities held in custody accounts	1,327,575	1,129,454	198,121
Money claims	12,639,248	11,398,024	1,241,224
Other money claims	12,639,248	11,398,024	1,241,224
Tangible fixed assets	7,810,422	—	7,810,422
Premises	42,035	—	42,035
Equipment	7,768,387	—	7,768,387
Intangible fixed assets	91,057	—	91,057
Surface rights	24,791	—	24,791
Real estate lease rights	63,820	—	63,820
Other intangible fixed assets	2,445	—	2,445
Premises and equipment	—	6,363,329	(6,363,329)
Premises	—	27,294	(27,294)
Equipment	—	6,336,034	(6,336,034)
Surface rights	—	17,805	(17,805)
Land lease rights	—	52,094	(52,094)
Other claims	3,005,010	2,333,082	671,928
Call loans	1,321,679	1,396,008	(74,329)
Due from banking account	1,542,327	2,428,889	(886,562)
Cash and due from banks	1,442,039	1,054,442	387,597
Cash	367	393	(25)
Due from banks	1,441,671	1,054,048	387,622

Total assets	106,250,513	101,185,395	5,065,118

Liabilities:
Money trusts	30,086,680	29,699,587	387,093
Pension trusts	13,444,615	12,150,927	1,293,687
Property formation benefit trusts	13,978	14,583	(604)
Loan trusts	379,728	653,459	(273,731)
Investment trusts	23,220,314	22,892,430	327,884
Money entrusted other than money trusts	2,909,555	2,946,860	(37,304)
Securities trusts	1,773,451	1,560,549	212,902
Money claim trusts	13,099,740	11,783,807	1,315,932
Equipment trusts	42,461	27,027	15,433
Land and fixtures trusts	114,487	118,056	(3,569)
Land leases trusts	—	265	(265)
Composite trusts	21,165,498	19,337,839	1,827,659
Other trusts	—	0	(0)

Total liabilities	106,250,513	101,185,395	5,065,118

Mitsubishi UFJ Financial Group, Inc.

Mitusubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(2) Suppplemental Data as of March 31, 2007

Detailed information for designated money trusts and loan trusts which repayment of the principal to the customers is guaranteed, including trusts for which beneficiary interests are re-entrusted.

Money trusts			(in millions of yen	)

Assets:		Liabilities:
Loans and bills discounted	170,826	Principal	1,594,472
Securities	467,820	Allowance for bad debts	514
Other	1,039,372	Other	83,032

Total	1,678,019	Total	1,678,019

Loan trusts			(in millions of yen	)

Assets:		Liabilities:
Loans and bills discounted	—	Principal	378,556
Securities	—	Special internal reserves	2,374
Other	382,305	Other	1,375

Total	382,305	Total	382,305

(3) Comparison of major items

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Total funds	57,414,336	55,632,735	1,781,601
Deposits	11,764,679	11,889,329	(124,650)
Negotiable certificates of deposit	1,724,653	1,224,847	499,806
Money trusts	30,086,680	29,699,587	387,093
Pension trusts	13,444,615	12,150,927	1,293,687
Property formation benefit trusts	13,978	14,583	(604)
Loan trusts	379,728	653,459	(273,731)

Loans and bills discounted	10,209,222	10,741,432	(532,210)
Banking account	9,890,460	10,391,395	(500,934)
Trust account	318,762	350,037	(31,275)

Investment securities	58,633,784	55,762,765	2,871,018

Note:	Tables shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3. Financial Results

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former Mitsubishi Tokyo Financial Group, Inc. (April - September), former UFJ Holdings, Inc. (April - September) and Mitsubishi UFJ Financial Group, Inc. (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	3,726,674	3,609,991	116,683
(Gross profits before credit costs for trust accounts)	3,726,793	3,610,913	115,879
Net interest income	1,904,467	1,857,901	46,565
Trust fees	152,945	146,619	6,325
Credit costs for trust accounts (1)	(118)	(921)	803
Net fees and commissions	1,158,623	1,099,706	58,917
Net trading profits	315,042	161,576	153,466
Net other business income	195,595	344,187	(148,592)
Net gains (losses) on debt securities	(18,884)	(29,499)	10,614
General and administrative expenses	2,074,029	1,925,327	148,702
Amortization of goodwill	9,047	—	9,047
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	1,661,811	1,685,586	(23,774)
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	1,652,764	1,685,586	(32,822)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	1,652,645	1,684,664	(32,019)
Net non-recurring gains (losses)	(195,565)	(251,355)	55,790
Credit related costs (3)	(196,138)	(218,295)	22,156
Losses on loan write-offs	(193,368)	(153,740)	(39,628)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(2,770)	(64,554)	61,784
Net gains (losses) on equity securities	127,176	60,902	66,273
Gains on sales of equity securities	169,738	122,757	46,980
Losses on sales of equity securities	(3,830)	(26,146)	22,315
Losses on write down of equity securities	(38,731)	(35,708)	(3,022)
Profits (losses) from investments in affiliates	(80,621)	20,243	(100,864)
Other	(45,981)	(114,206)	68,225
Amortization of goodwill	3,210	(16,294)	19,505

Ordinary profit	1,457,080	1,433,308	23,771

Net extraordinary gains (losses)	51,650	634,252	(582,601)
Gains on loans written-off (4)	111,229	100,843	10,386
Reversal of allowance for loan losses (5)	9,337	608,957	(599,620)
Losses on impairment of fixed assets	(18,641)	(43,701)	25,060
Income before income taxes and others	1,508,730	2,067,561	(558,830)
Income taxes-current	115,091	140,994	(25,903)
Income taxes-deferred	413,731	645,399	(231,667)
Minority interests	98,910	99,390	(479)

Net income	880,997	1,181,777	(300,779)

Note:

*  Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits – Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for general allowance for loan losses – Amortization of goodwill – Inter-company transactions

(Reference)

Total credit costs (1)+(2)+(3)+(5)	(186,920)	389,740	(576,661)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(75,691)	490,584	(566,275)
Number of consolidated subsidiaries	253	248	5
Number of affiliated companies accounted for under the equity method	48	42	6

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (January - March), former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	2,428,014	2,546,763	(118,749)
(Gross profits before credit costs for trust accounts)	2,428,133	2,547,685	(119,552)
Net interest income	1,412,093	1,515,066	(102,973)
Trust fees	111,075	116,167	(5,092)
Credit costs for trust accounts (1)	(118)	(921)	803
Net fees and commissions	566,568	553,749	12,819
Net trading profits	157,224	19,184	138,039
Net other business income	181,053	342,595	(161,542)
Net gains (losses) on debt securities	(15,664)	(15,818)	153
General and administrative expenses	1,254,039	1,207,276	46,763
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	1,174,093	1,340,409	(166,315)
Provision for general allowance for loan losses (2)	(1,758)	—	(1,758)
Net business profits	1,172,216	1,339,487	(167,271)
Net non-recurring gains (losses)	(59,306)	(161,060)	101,753
Credit related costs (3)	(129,141)	(163,465)	34,323
Losses on loan write-offs	(116,606)	(114,218)	(2,387)
Provision for specific allowance for loan losses	(4,558)	—	(4,558)
Other credit related costs	(7,976)	(49,247)	41,270
Net gains (losses) on equity securities	108,474	133,319	(24,844)
Gains on sales of equity securities	153,197	186,896	(33,698)
Losses on sales of equity securities	(3,176)	(12,562)	9,385
Losses on write down of equity securities	(41,545)	(41,014)	(531)
Other	(38,639)	(130,914)	92,274

Ordinary profit	1,112,909	1,178,427	(65,517)

Net extraordinary gains (losses)	129,204	741,311	(612,107)
Gains on loans written-off (4)	102,005	88,999	13,006
Reversal of allowance for loan losses (5)	90,556	696,155	(605,598)
Losses on impairment of fixed assets	(15,190)	(20,190)	4,999
Income before income taxes and others	1,242,113	1,919,738	(677,624)
Income taxes-current	15,815	15,219	596
Income taxes-deferred	345,358	622,280	(276,922)

Net income	880,940	1,282,239	(401,299)

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(40,462)	531,768	(572,230)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	61,543	620,767	(559,224)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (January - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	2,907,417	2,864,946	42,471
Net interest income	1,719,800	1,683,594	36,206
Trust fees	24,562	21,551	3,010
Net fees and commissions	807,590	774,450	33,140
Net trading profits	144,088	37,943	106,144
Net other business income	211,375	347,406	(136,030)
Net gains (losses) on debt securities	(2,285)	(24,160)	21,875
General and administrative expenses	1,614,485	1,533,998	80,486
Amortization of goodwill	1,675	—	1,675
Net business profits before provision for general allowance for loan losses and amortization of goodwill	1,294,607	1,330,947	(36,339)
Net business profits before provision for general allowance for loan losses	1,292,931	1,330,947	(38,015)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits*	1,292,931	1,330,947	(38,015)
Net non-recurring gains (losses)	(114,453)	(187,098)	72,644
Credit related costs (2)	(200,788)	(184,902)	(15,886)
Losses on loan write-offs	(191,280)	(140,187)	(51,093)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(9,507)	(44,714)	35,207
Net gains (losses) on equity securities	108,658	56,529	52,129
Gains on sales of equity securities	138,811	107,860	30,950
Losses on sales of equity securities	(1,305)	(21,999)	20,693
Losses on write-down of equity securities	(28,846)	(29,332)	485
Profits (losses) from investments in affiliates	11,826	13,672	(1,846)
Other	(34,149)	(72,398)	38,248
Amortization of goodwill	—	(15,425)	15,425

Ordinary profit	1,178,478	1,143,848	34,629

Net extraordinary gains (losses)	52,522	599,419	(546,897)
Gains on loans written-off (3)	101,128	91,149	9,979
Reversal of allowance for loan losses (4)	12,087	528,302	(516,214)
Losses on impairment of fixed assets	(12,520)	(18,136)	5,616
Income before income taxes and others	1,231,000	1,743,268	(512,268)
Income taxes-current	65,071	103,833	(38,762)
Income taxes-deferred	348,456	465,981	(117,525)
Minority interests	72,988	64,909	8,079

Net income	744,484	1,108,544	(364,059)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits – consolidated entities’ general and administrative expenses – consolidated entities’ provision for general allowance for loan losses – Amortization of goodwill – Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(4)	(188,701)	343,400	(532,101)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(87,572)	434,549	(522,121)
Number of consolidated subsidiaries	179	174	5
Number of affiliated companies accounted for under the equity method	50	45	5

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (January - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	1,956,671	2,086,542	(129,871)
Domestic gross profits	1,364,941	1,376,391	(11,449)
Net interest income	992,490	1,063,668	(71,178)
Net fees and commissions	331,828	320,659	11,168
Net trading profits	15,058	(21,269)	36,328
Net other business income	25,563	13,332	12,230
Net gains (losses) on debt securities	2,508	(5,663)	8,172
Non-domestic gross profits	591,729	710,151	(118,421)
Net interest income	194,472	257,256	(62,783)
Net fees and commissions	93,715	93,890	(175)
Net trading profits	125,139	45,379	79,759
Net other business income	178,402	313,624	(135,222)
Net gains (losses) on debt securities	(2,859)	(13,056)	10,197
General and administrative expenses	1,056,904	998,831	58,073
Personnel expenses	352,230	340,994	11,235
Non-personnel expenses	644,896	598,923	45,973
Taxes	59,777	58,913	863
Net business profits before provision for general allowance for loan losses	899,766	1,087,711	(187,944)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits	899,766	1,087,711	(187,944)
Net non-recurring gains (losses)	(65,216)	(151,988)	86,772
Credit related costs (2)	(129,314)	(130,691)	1,377
Losses on loan write-offs	(114,843)	(101,077)	(13,765)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(14,470)	(29,613)	15,143
Net gains (losses) on equity securities	93,895	104,020	(10,124)
Gains on sales of equity securities	129,722	151,879	(22,157)
Losses on sales of equity securities	(1,256)	(10,679)	9,423
Losses on write-down of equity securities	(34,570)	(37,179)	2,609
Others	(29,797)	(125,317)	95,519

Ordinary profit	834,549	935,722	(101,172)

Net extraordinary gains (losses)	123,490	677,035	(553,544)
Gains on loans written-off (3)	92,173	79,479	12,694
Reversal of allowance for loan losses (4)	90,556	616,621	(526,064)
Losses on impairment of fixed assets	(12,291)	(18,066)	5,774
Income before income taxes	958,040	1,612,757	(654,717)
Income taxes-current	15,184	17,772	(2,588)
Income taxes-deferred	273,558	480,901	(207,343)

Net income	669,298	1,114,083	(444,785)

Total credit costs (1)+(2)+(4)	(38,757)	485,929	(524,687)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	53,416	565,409	(511,993)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	515,207	500,614	14,593
(Gross profits before credit costs for trust accounts)	515,326	501,536	13,790
Trust fees	128,383	126,305	2,077
Trust fees before credit costs for trust accounts	128,501	127,227	1,274
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	14,518	35,829	(21,311)
Other trust fees	113,983	91,397	22,586
Credit costs for trust accounts (1)	(118)	(921)	803
Net interest income	212,791	195,229	17,562
Net fees and commissions	177,516	166,836	10,679
Net trading profits (losses)	19,560	(2,771)	22,331
Net other business income (expenses)	(23,042)	15,014	(38,057)
Net gains (losses) on debt securities	(15,314)	2,902	(18,216)
General and administrative expenses	243,445	239,491	3,954
Amortization of goodwill	77	—	77
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	271,957	262,044	9,913
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses *	271,880	262,044	9,836
Provision for general allowance for loan losses (2)	(2,332)	—	(2,332)
Net business profits**	269,429	261,122	8,307
Net non-recurring gains (losses)	12,165	(8,037)	20,203
Credit related costs (3)	49	(33,519)	33,568
Losses on loan write-offs	(2,083)	(13,362)	11,278
Provision for specific allowance for loan losses	(4,360)	—	(4,360)
Other credit related costs	6,493	(20,157)	26,651
Net gains (losses) on equity securities	15,647	31,350	(15,703)
Gains on sales of equity securities	23,606	37,455	(13,849)
Losses on sales of equity securities	(1,949)	(3,193)	1,244
Losses on write down of equity securities	(6,008)	(2,910)	(3,098)
Profits (losses) from investments in affiliates	2,759	(110)	2,870
Other	(6,290)	(5,758)	(532)

Ordinary profit	281,595	253,084	28,510

Net extraordinary gains (losses)	4,334	45,409	(41,075)
Gains on loans written-off (4)	9,937	9,716	221
Reversal of allowance for loan losses (5)	—	80,669	(80,669)
Expenses for the preparation of planned management integration	—	(22,695)	22,695
Losses on impairment of fixed assets	(5,876)	(22,706)	16,829
Income before income taxes and others	285,929	298,494	(12,564)
Income taxes-current	6,505	2,660	3,845
Income taxes-deferred	70,107	128,510	(58,402)
Minority interests	1,385	2,778	(1,392)

Net income	207,931	164,545	43,385

Notes:

*	Net business profits before credit costs for trust accounts and provision for general allowance for loan losses
= Consolidated net business profits + credit costs for trust accounts + provision for general allowance for loan losses
**	Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits – consolidated entities’ general and administrative expenses – consolidated entities’ provision for general allowance for loan losses – amortization of goodwill – inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(2,401)	46,228	(48,630)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	7,536	55,945	(48,409)
Number of consolidated subsidiaries	22	24	(2)
Number of affiliated companies accounted for under the equity method	8	8	—

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	471,343	460,221	11,122
(Gross profits before credit costs for trust accounts)*	471,462	461,143	10,319
Domestic gross profits	465,916	428,060	37,855
Trust fees	111,075	116,167	(5,092)
Trust fees before credit costs for trust accounts*	111,193	117,089	(5,895)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	14,518	35,829	(21,311)
Other trust fees	96,675	81,259	15,415
Credit costs for trust accounts** (1)	(118)	(921)	803
Net interest income	200,354	166,345	34,009
Net fees and commissions	141,263	140,595	667
Net trading profits (losses)	27,541	(11,059)	38,601
Net other business income (expenses)	(14,316)	16,011	(30,328)
Net gains (losses) on debt securities	(10,276)	3,408	(13,684)
Non-domestic gross profits	5,426	32,160	(26,733)
Trust fees	0	—	0
Net interest income	24,775	27,796	(3,020)
Net fees and commissions	(238)	(1,397)	1,158
Net trading profits (losses)	(10,515)	6,134	(16,649)
Net other business income (expenses)	(8,595)	(373)	(8,221)
Net gains (losses) on debt securities	(5,038)	(506)	(4,531)
General and administrative expenses	197,134	208,444	(11,310)
Personnel expenses	62,947	73,062	(10,115)
Non-personnel expenses	125,232	125,137	95
Taxes	8,954	10,244	(1,289)
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses*	274,327	252,698	21,629
Provision for general allowance for loan losses (2)	(1,758)	—	(1,758)
Net business profits	272,449	251,776	20,673
Net non-recurring gains (losses)	5,910	(9,071)	14,981
Credit related costs (3)	172	(32,773)	32,946
Losses on loan write-offs	(1,762)	(13,140)	11,378
Provision for specific allowance for loan losses	(4,558)	—	(4,558)
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	6,493	(19,633)	26,127
Net gains (losses) on equity securities	14,579	29,298	(14,719)
Gains on sales of equity securities	23,474	35,016	(11,541)
Losses on sales of equity securities	(1,920)	(1,883)	(37)
Losses on write down of equity securities	(6,974)	(3,834)	(3,140)
Other	(8,841)	(5,596)	(3,245)

Ordinary profit	278,360	242,705	35,654

Net extraordinary gains (losses)	5,713	64,275	(58,562)
Gains on loans written-off (4)	9,831	9,519	311
Reversal of allowance for loan losses (5)	—	79,534	(79,534)
Expenses for the preparation of planned management integration	—	(22,672)	22,672
Losses on impairment of fixed assets	(2,899)	(2,124)	(775)
Income before income taxes and others	284,073	306,981	(22,907)
Income taxes-current	631	(2,553)	3,184
Income taxes-deferred	71,800	141,378	(69,578)

Net income	211,642	168,155	43,486

Notes:

*	Amounts before credit costs for loans in trusts with contracts for compensating the principal
**	Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(5)	(1,704)	45,838	(47,543)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	8,127	55,358	(47,231)

Mitsubishi UFJ Financial Group, Inc.

4. Average Interest Rate Spread

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

The amounts presented as of March 31, 2006 are weighted average of amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. ( January - March).

(All branches)	(percentage per annum)
	For the fiscal year ended March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Total average interest rate on interest-earning assets (a)	2.02	1.70	0.31
Average interest rate on Loans and bills discounted	2.07	1.79	0.27
Average interest rate on Investment securities	1.48	1.30	0.18
Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	1.88	1.35	0.53
Average interest rate on Deposits and NCD	0.64	0.39	0.24
Average interest rate on other liabilities	2.05	0.70	1.35
Total average interest rate spread (a)-(b)	0.13	0.35	(0.21)

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.15	1.13	0.01
Average interest rate on Loans and bills discounted	1.51	1.46	0.05
Average interest rate on Investment securities	0.80	0.68	0.11
Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	0.98	0.78	0.20
Average interest rate on Deposits and NCD	0.10	0.02	0.08
Average interest rate on other liabilities	0.57	0.15	0.41
Total average interest rate spread (a)-(b)	0.16	0.35	(0.18)

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

The amounts presented as of March 31, 2006 are weighted average of amounts of former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

(All branches)	(percentage per annum)
	For the fiscal year ended March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Total average interest rate on interest-earning assets (a)	2.06	1.58	0.48
Average interest rate on Loans and bills discounted	1.42	1.11	0.30
Average interest rate on Investment securities	3.00	2.21	0.79
Total average interest rate on interest-bearing liabilities (b)	0.73	0.54	0.19
Average interest rate on Deposits and NCD	0.64	0.45	0.18
Total average interest rate spread (a)-(b)	1.32	1.04	0.28

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.57	1.16	0.41
Average interest rate on Loans and bills discounted	1.24	1.00	0.23
Average interest rate on Investment securities	2.57	1.75	0.82
Total average interest rate on interest-bearing liabilities (b)	0.23	0.13	0.10
Average interest rate on Deposits and NCD	0.22	0.11	0.10
Total average interest rate spread (a)-(b)	1.34	1.02	0.31

Mitsubishi UFJ Financial Group, Inc.

5. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of March 31, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	13,651.1	9,633.4	442.8	23,727.4
Receive-floater / pay-fix	2,425.9	1,306.1	743.1	4,475.2
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	16,077.1	10,939.5	1,206.0	28,222.7

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of March 31, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	12,563.2	8,300.0	370.3	21,233.6
Receive-floater / pay-fix	2,481.3	779.0	316.2	3,576.6
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	15,044.5	9,079.1	706.6	24,830.3

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of March 31, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,237.9	3,288.3	130.0	4,656.3
Receive-floater / pay-fix	199.1	535.7	567.7	1,302.6
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,437.0	3,824.0	697.7	5,958.9

Mitsubishi UFJ Financial Group, Inc.

6. Securities

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	957	15,514	9,085	8,128	(14,556)	3,662	18,219
Other Securities	3,384,231	430,993	3,693,293	309,062	2,953,237	3,339,726	386,488
Domestic equity securities	3,221,309	240,506	3,322,569	101,260	2,980,802	2,996,101	15,298
Domestic bonds	(70,390)	139,751	17,401	87,792	(210,142)	7,277	217,419
Other	233,312	50,734	353,322	120,010	182,577	336,347	153,769
Total	3,385,188	446,507	3,702,378	317,190	2,938,680	3,343,388	404,707
Domestic equity securities	3,221,309	240,506	3,322,569	101,260	2,980,802	2,996,101	15,298
Domestic bonds	(70,126)	154,772	25,227	95,353	(224,898)	9,343	234,241
Other	234,005	51,228	354,581	120,576	182,776	337,943	155,166

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.
(*2)	“Other securities” are recorded on the consolidated balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on the consolidated balance sheets.
(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(5,841)	7,282	39	5,880	(13,123)	19	13,143
Stocks of subsidiaries and affiliates	622,572	(657,902)	623,403	830	1,280,475	1,280,475	—
Other Securities	2,383,969	395,771	2,648,173	264,204	1,988,198	2,303,375	315,177
Domestic equity securities	2,230,837	229,260	2,330,743	99,905	2,001,576	2,026,169	24,593
Domestic bonds	(76,810)	105,946	9,030	85,841	(182,757)	4,188	186,946
Other	229,942	60,563	308,399	78,456	169,378	273,017	103,638

Total	3,000,700	(254,848)	3,271,616	270,915	3,255,549	3,583,870	328,321

Domestic equity securities	2,371,965	(359,706)	2,471,871	99,905	2,731,672	2,756,265	24,593
Domestic bonds	(82,624)	113,235	9,058	91,682	(195,859)	4,208	200,068
Other	711,359	(8,377)	790,686	79,326	719,736	823,396	103,659

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.
(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.
(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
Domestic bonds	10,316,581	10,448,646	1,959,364	2,367,306	11,363,275	13,546,030	1,753,624	1,572,831
Government bonds	9,663,043	7,009,055	1,032,992	2,038,312	10,694,820	10,002,326	812,742	1,406,824
Municipal bonds	32,874	120,482	63,115	3,627	26,032	110,844	84,227	3,888
Corporate bonds	620,662	3,319,108	863,256	325,366	642,422	3,432,860	856,654	162,118
Other bonds	944,796	2,592,339	1,397,326	3,893,843	615,217	1,517,564	995,164	2,901,030
Foreign bonds	643,272	2,422,008	770,932	2,004,998	230,346	1,343,677	730,846	2,016,899
Other	301,524	170,330	626,394	1,888,844	384,871	173,887	264,318	884,131

Total	11,261,377	13,040,986	3,356,691	6,261,149	11,978,493	15,063,595	2,748,789	4,473,862

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	7,735	7,361	7,747	11	374	1,980	1,605
Other Securities	686,235	51,153	710,832	24,596	635,081	679,214	44,132
Domestic equity securities	651,812	36,618	667,935	16,122	615,194	619,579	4,385
Domestic bonds	7,555	30,304	8,072	516	(22,748)	3,912	26,661
Other	26,867	(15,769)	34,823	7,956	42,636	55,722	13,086

Total	693,971	58,515	718,579	24,608	635,456	681,194	45,738

Domestic equity securities	651,812	36,618	667,935	16,122	615,194	619,579	4,385
Domestic bonds	15,291	37,666	15,820	528	(22,374)	5,892	28,267
Other	26,867	(15,769)	34,823	7,956	42,636	55,722	13,086

(*1)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.
(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.
(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
Domestic bonds	12,791	2,112,198	1,083,758	5,018	728,425	1,157,804	388,743	154,560
Government bonds	803	1,733,663	1,037,299	—	689,205	739,673	299,193	152,309
Municipal bonds	4,883	78,448	3,569	426	6,171	67,041	26,678	452
Corporate bonds	7,104	300,086	42,889	4,592	33,048	351,090	62,871	1,798
Other	114,325	513,426	761,712	182,945	194,953	535,505	569,146	203,554
Foreign bonds	112,927	404,424	596,645	145,993	178,781	405,731	467,966	137,568
Other	1,398	109,001	165,066	36,951	16,172	129,774	101,179	65,985

Total	127,117	2,625,625	1,845,470	187,964	923,378	1,693,310	957,889	358,114

(*)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

7. Return on Equity

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

The amounts presented as of March 31, 2006 are amounts of former Mitsubishi Tokyo Financial Group, Inc. (April - September) and Mitsubishi UFJ Financial Group, Inc. (October - March).

			(	%)

	For the fiscal year ended March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	For the fiscal year ended March 31, 2006 (B)
ROE *	14.97	(1.60)	16.58

Note:	* ROE is computed as follows:

[For the fiscal year ended March 31, 2007]

Net income - Annual dividends on nonconvertible preferred stocks	x 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

[For the fiscal year ended March 31, 2006]
Net income - Annual dividends on nonconvertible preferred stocks	x 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price - Land revaluation excess, net of taxes, at the beginning of the period - Net unrealized gains (losses) on securities available for sale, net of taxes, at the beginning of the period) + (Shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price - Land revaluation excess, net of taxes, at the end of the period - Net unrealized gains (losses) on securities available for sale, net of taxes, at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1) Risk-adjusted capital ratio	12.58%	0.38%	12.20%
Tier 1 ratio	7.59%	0.79%	6.80%
(2) Tier 1 capital	8,054.8	553.1	7,501.6
(3) Qualified Tier 2 capital	5,718.3	(575.3)	6,293.7
i) The amount of unrealized gains on investment securities	1,541.7	198.5	1,343.1
ii) The amount of land revaluation excess	159.3	(2.8)	162.1
iii) Subordinated debts	3,844.3	57.6	3,786.6
(4) Qualified Tier 3 capital	—	—	—
(5) Deductions from total qualifying capital	424.0	89.0	334.9
(6) Net qualifying capital (2)+(3)+(4)-(5)	13,349.2	(111.1)	13,460.3
(7) Risk-adjusted assets	106,049.1	(4,243.5)	110,292.6

Note:	Beginning from the fiscal year ended March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
For the fiscal year ended March 31, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.62, 1998.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1) Risk-adjusted capital ratio	12.83%	0.35%	12.48%
Tier 1 ratio	7.71%	0.66%	7.05%
(2) Tier 1 capital	6,975.5	240.2	6,735.3
(3) Qualified Tier 2 capital	4,940.9	(391.8)	5,332.7
i) The amount of unrealized gains on investment securities	1,089.2	178.9	910.2
ii) The amount of land revaluation excess	197.2	(4.4)	201.6
iii) Subordinated debts	3,440.1	131.3	3,308.8
(4) Qualified Tier 3 capital	—	—	—
(5) Deductions from total qualifying capital	309.8	163.1	146.6
(6) Net qualifying capital (2)+(3)+(4)-(5)	11,606.7	(314.7)	11,921.4
(7) Risk-adjusted assets	90,457.6	(5,063.0)	95,520.6

Note:	Beginning from the fiscal year ended March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.19, 2006.
For the fiscal year ended March 31, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.55, 1993.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1) Risk-adjusted capital ratio	13.20%	0.14%	13.05%
Tier 1 ratio	8.40%	(0.40)%	8.80%
(2) Tier 1 capital	1,175.5	(15.7)	1,191.3
(3) Qualified Tier 2 capital	729.7	(145.3)	875.0
i) The amount of unrealized gains on investment securities	314.1	25.2	288.8
ii) The amount of land revaluation excess	(1.1)	0.0	(1.1)
iii) Subordinated debts	416.6	(81.3)	497.9
(4) Qualified Tier 3 capital	—	—	—
(5) Deductions from total qualifying capital	57.4	(241.9)	299.3
(6) Net qualifying capital (2)+(3)+(4)-(5)	1,847.8	80.8	1,766.9
(7) Risk-adjusted assets	13,994.7	460.8	13,533.9

note:	Beginning from the fiscal year ended March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.19, 2006.
For the fiscal year ended March 31, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.55, 1993.

Mitsubishi UFJ Financial Group, Inc.

II. Loan Portfolio and Other

1. Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	40,924	(17,480)	(11,477)	58,404	52,401
Non-accrual delinquent loans	822,160	(78,019)	135,950	900,179	686,209
Accruing loans contractually past due 3 months or more	19,691	(3,165)	(678)	22,856	20,370
Restructured loans	648,054	(351,442)	(91,223)	999,497	739,278
Total (1)	1,530,830	(450,107)	32,569	1,980,937	1,498,260
Written-off	844,161	(306,613)	(134,419)	1,150,775	978,581
Total loans and bills discounted	84,831,949	(931,157)	(839,232)	85,763,106	85,671,181

( % to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	(0.01)%	(0.01)%	0.06%	0.06%
Non-accrual delinquent loans	0.96%	(0.08)%	0.16%	1.04%	0.80%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.76%	(0.40)%	(0.09)%	1.16%	0.86%
Total	1.80%	(0.50)%	0.05%	2.30%	1.74%

(2) Allowance for Loan Losses

	(in millions of yen)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Allowance for loan losses (2)	1,185,432	(175,313)	72,180	1,360,745	1,113,252
General allowance for loan losses	805,245	(196,407)	(72,767)	1,001,652	878,013
Specific allowance for loan losses	380,116	21,104	145,044	359,012	235,071
Allowance for loans to specific foreign borrowers	71	(10)	(96)	81	167
Coverage Ratio (2) / (1)	77.43%	8.74%	3.13%	68.69%	74.30%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,444,254	(384,474)	37,020	1,828,728	1,407,233
Overseas	86,576	(65,632)	(4,450)	152,208	91,027
Asia	13,501	(2,186)	(5,784)	15,687	19,285
Indonesia	4,123	958	(1,891)	3,165	6,015
Thailand	594	(1,441)	(1,425)	2,036	2,020
Hong Kong	3,598	(1,798)	371	5,396	3,226
Other	5,185	95	(2,838)	5,090	8,024
United States of America	54,939	(10,685)	7,374	65,625	47,565
Other	18,135	(52,760)	(6,040)	70,895	24,176

Total	1,530,830	(450,107)	32,569	1,980,937	1,498,260

Classified by industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,444,254	(384,474)	37,020	1,828,728	1,407,233
Manufacturing	189,220	(6,721)	24,492	195,942	164,727
Construction	49,617	(21,065)	(16,794)	70,683	66,412
Wholesale and retail	141,428	(258,836)	(11,939)	400,265	153,368
Finance and insurance	1,968	(14,012)	540	15,980	1,428
Real estate	237,726	(227,666)	(50,917)	465,393	288,644
Services	178,192	7,097	26,082	171,094	152,109
Other industries	258,957	46,221	89,259	212,735	169,698
Consumer	387,142	90,509	(23,701)	296,633	410,844
Overseas	86,576	(65,632)	(4,450)	152,208	91,027
Financial institutions	18,944	(49,067)	(12,458)	68,011	31,402
Commercial and industrial	53,773	(25,559)	(4,114)	79,333	57,888
Other	13,858	8,995	12,122	4,863	1,736

Total	1,530,830	(450,107)	32,569	1,980,937	1,498,260

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	41,858	2,820	2,077	39,038	39,781
Non-accrual delinquent loan	599,885	(91,508)	99,201	691,394	500,684
Accruing loans contractually past due 3 months or more	16,126	(4,973)	(780)	21,099	16,906
Restructured loans	458,234	(321,468)	(77,536)	779,702	535,770
Total (1)	1,116,105	(415,129)	22,961	1,531,234	1,093,143
Written-off	549,999	(174,389)	(81,227)	724,388	631,226
Total loans and bills discounted	68,194,957	(1,392,238)	(1,343,914)	69,587,196	69,538,871

( % to total loans and bills discounted)
Loans to bankrupt borrowers	0.06%	0.00%	0.00%	0.05%	0.05%
Non-accrual delinquent loan	0.87%	(0.11)%	0.15%	0.99%	0.72%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.03%	0.02%
Restructured loans	0.67%	(0.44)%	(0.09)%	1.12%	0.77%
Total	1.63%	(0.56)%	0.06%	2.20%	1.57%

(2)	Allowance for Loan Losses

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Allowance for loan losses (2)	771,057	(157,077)	56,563	928,134	714,493
General allowance for loan losses	526,308	(156,651)	(50,511)	682,960	576,820
Specific allowance for loan losses	244,677	(415)	107,172	245,093	137,505
Allowance for loans to specific foreign borrowers	71	(10)	(96)	81	167
Coverage Ratio (2) / (1)	69.08%	8.47%	3.72%	60.61%	65.36%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,057,502	(344,734)	37,971	1,402,236	1,019,530
Overseas	58,603	(70,394)	(15,009)	128,997	73,612
Asia	12,144	(2,550)	(5,668)	14,695	17,813
Indonesia	2,967	146	(1,778)	2,820	4,745
Thailand	594	(1,441)	(1,425)	2,036	2,020
Hong Kong	3,598	(1,798)	371	5,396	3,226
Other	4,984	542	(2,836)	4,442	7,821
United States of America	32,234	(12,415)	(3,766)	44,649	36,000
Other	14,224	(55,429)	(5,574)	69,653	19,798

Total	1,116,105	(415,129)	22,961	1,531,234	1,093,143

Classified by industry	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,057,502	(344,734)	37,971	1,402,236	1,019,530
Manufacturing	150,547	(7,472)	13,330	158,020	137,216
Construction	44,412	(16,237)	(15,808)	60,650	60,221
Wholesale and retail	127,357	(243,834)	(9,305)	371,191	136,663
Finance and insurance	1,267	(14,712)	137	15,979	1,130
Real estate	221,760	(218,556)	(42,182)	440,316	263,942
Services	164,610	10,852	27,912	153,758	136,698
Other industries	189,126	52,229	76,878	136,896	112,247
Consumer	158,419	92,995	(12,990)	65,423	171,409
Overseas	58,603	(70,394)	(15,009)	128,997	73,612
Financial institutions	16,906	(45,441)	(10,085)	62,347	26,991
Commercial and industrial	41,290	(20,629)	(5,073)	61,920	46,364
Other	405	(4,324)	148	4,730	256

Total	1,116,105	(415,129)	22,961	1,531,234	1,093,143

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	4,502	(2,276)	1,976	6,779	2,525
Non-accrual delinquent loans	75,843	936	29,685	74,906	46,157
Accruing loans contractually past due 3 months or more	1,160	(466)	98	1,626	1,062
Restructured loans	85,593	(35,146)	(16,598)	120,739	102,191
Total (1)	167,099	(36,952)	15,163	204,052	151,936
Written-off	79,425	(97,816)	(56,137)	177,242	135,563
Total loans and bills discounted	9,890,460	(500,934)	(355,803)	10,391,395	10,246,264

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	(0.01)%	0.02%	0.06%	0.02%
Non-accrual delinquent loans	0.76%	0.04%	0.31%	0.72%	0.45%
Accruing loans contractually past due 3 months or more	0.01%	(0.00)%	0.00%	0.01%	0.01%
Restructured loans	0.86%	(0.29)%	(0.13)%	1.16%	0.99%
Total	1.68%	(0.27)%	0.20%	1.96%	1.48%

(2)	Allowance for Loan Losses

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Allowance for loan losses (2)	122,979	(1,468)	36,261	124,448	86,718
General allowance for loan losses	90,901	627	15,274	90,274	75,627
Specific allowance for loan losses	32,078	(2,095)	20,987	34,173	11,090
Allowance for loans to specific foreign borrowers	—	—	—	—	—

Coverage Ratio (2) / (1)	73.59%	12.60%	16.52%	60.98%	57.07%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	151,599	(39,986)	6,310	191,585	145,289
Overseas	15,500	3,033	8,852	12,466	6,647
Asia	39	(4)	(2)	43	41
Indonesia	39	(4)	(2)	43	41
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	15,263	2,856	9,036	12,407	6,227
Other	197	182	(180)	15	378

Total	167,099	(36,952)	15,163	204,052	151,936

Classified by industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	151,599	(39,986)	6,310	191,585	145,289
Manufacturing	28,445	(6,350)	3,819	34,795	24,626
Construction	3,466	(4,690)	(367)	8,157	3,834
Wholesale and retail	10,155	(14,166)	(2,169)	24,321	12,324
Finance and insurance	—	—	(288)	—	288
Real estate	5,540	(6,437)	(4,552)	11,978	10,092
Services	8,050	(4,313)	(2,579)	12,363	10,629
Other industries	64,633	(4,260)	13,496	68,894	51,137
Consumer	31,307	232	(1,049)	31,074	32,356
Overseas	15,500	3,033	8,852	12,466	6,647
Financial institutions	2,037	(3,626)	(2,372)	5,663	4,410
Commercial and industrial	1,402	(5,361)	(796)	6,764	2,199
Other	12,059	12,021	12,022	38	37

Total	167,099	(36,952)	15,163	204,052	151,936

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	50	(1)	(34)	51	85
Non-accrual delinquent loans	129	72	78	56	50
Accruing loans contractually past due 3 months or more	61	24	(35)	37	96
Restructured loans	1,082	(117)	(176)	1,199	1,258
Total	1,323	(22)	(167)	1,346	1,491

Total loans and bills discounted	170,826	(18,582)	(7,377)	189,409	178,203

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.02%	0.00%	(0.01)%	0.02%	0.04%
Non-accrual delinquent loans	0.07%	0.04%	0.04%	0.02%	0.02%
Accruing loans contractually past due 3 months or more	0.03%	0.01%	(0.01)%	0.01%	0.05%
Restructured loans	0.63%	0.00%	(0.07)%	0.63%	0.70%

Total	0.77%	0.06%	(0.06)%	0.71%	0.83%

(2) Allowance for Loan Losses

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Special internal reserves	2,374	(3,432)	(1,019)	5,806	3,393
Allowance for bad debts	514	(103)	(19)	617	534

(3) Classification of Risk-Monitored Loans

Classified by industry	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,323	(22)	(167)	1,346	1,491
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and retail	—	(9)	(4)	9	4
Finance and insurance	—	—	—	—	—
Real estate	202	(19)	(9)	222	212
Services	262	(48)	(39)	311	301
Other industries	—	(8)	(8)	8	8
Consumer	858	64	(104)	794	963

Total	1,323	(22)	(167)	1,346	1,491

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

Non performing loans had been determined among “Loans and bills discounted”, “Foreign exchanges”, “Acceptances and guarantees”, “Credit related suspense accounts”, “Accrued interest” and “Securities lent” prior to September 2006.

In accordance with the revision of the Ministerial Ordinance for the FRL, “Guaranteed private placement bonds” was included in the scope for determining non performing loans as of March 31, 2007.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined including Trust Accounts)

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	115,968	(36,385)	(9,039)	152,354	125,008
Doubtful	647,903	(101,530)	151,985	749,433	495,918
Special Attention	562,007	(362,106)	(94,899)	924,114	656,907
Non Performing Loans (1)	1,325,880	(500,022)	48,046	1,825,902	1,277,833
Normal	89,268,191	2,995,855	1,805,220	86,272,336	87,462,970

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	1,059,836	(241,026)	50,178	1,300,862	1,009,657
Allowance for loan losses	401,377	(66,449)	103,664	467,827	297,712
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	658,458	(174,576)	(53,486)	833,034	711,944
Coverage ratio (2) / (1)	79.93%	8.68%	0.92%	71.24%	79.01%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	115,968		1,647		—		114,321			100.00%
	[152,354	]	[4,432	]	[—	]	[147,921	]		[100.00	]%
Doubtful	647,903		261,335		—		285,842			84.45%
	[749,433	]	[232,601	]	[—	]	[414,151	]		[86.29	]%
Special Attention	562,007		138,394		—		258,294			70.58%
	[924,114	]	[230,793	]	[—	]	[270,962	]		[54.29	]%
Non Performing Loans (3)	1,325,880		401,377		—		658,458			79.93%
	[1,825,902	]	[467,827	]	[—	]	[833,034	]		[71.24	]%
Normal	89,268,191
	[86,272,336	]
Total (4)	90,594,071
	[88,098,238	]
Share of Non Performing Loans (3) / (4)	1.46%
	[2.07	]%

Note: The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	107,393	(21,592)	(9,688)	128,985	117,081
Doubtful	575,564	(107,498)	120,991	683,062	454,572
Special Attention	474,360	(326,441)	(78,317)	800,801	552,677
Non Performing Loans (1)	1,157,317	(455,531)	32,986	1,612,849	1,124,331

Normal	79,075,042	3,423,281	2,186,000	75,651,761	76,889,042

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	923,138	(235,653)	33,153	1,158,791	889,984
Allowance for loan losses	353,666	(59,729)	86,000	413,395	267,665
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	569,472	(175,923)	(52,846)	745,396	622,318

Coverage ratio (2) / (1)	79.76%	7.91%	0.60%	71.84%	79.15%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	107,393 [128,985	]	1,481 [3,881	]	— [—	]	105,911 [125,103	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Doubtful	575,564 [683,062	]	229,688 [205,034	]	— [—	]	256,203 [384,596	]	71.92 [68.69	% ]%	84.41 [86.32	% ]%
Special Attention	474,360 [800,801	]	122,496 [204,479	]	— [—	]	207,357 [235,696	]	45.87 [36.18	% ]%	69.53 [54.96	% ]%
Non Performing Loans (3)	1,157,317 [1,612,849	]	353,666 [413,395	]	— [—	]	569,472 [745,396	]	60.16 [47.65	% ]%	79.76 [71.84	% ]%
Normal	79,075,042 [75,651,761	]
Total (4)	80,232,360 [77,264,610	]
Share of Non Performing Loans (3) / (4)	1.44 [2.08	% ]%

Note: The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	8,343	(14,905)	622	23,248	7,720
Doubtful	72,141	6,049	31,104	66,091	41,037
Special Attention	86,753	(35,612)	(16,499)	122,366	103,253
Non Performing Loans (1)	167,238	(44,468)	15,227	211,706	152,010
Normal	10,023,645	(408,865)	(373,569)	10,432,511	10,397,215

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	135,631	(5,379)	17,119	141,010	118,511
Allowance for loan losses	47,711	(6,720)	17,664	54,431	30,047
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	87,919	1,341	(545)	86,578	88,464
Coverage ratio (2) / (1)	81.10%	14.49%	3.13%	66.60%	77.96%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	8,343		165		—		8,177		100.00%		100.00%
	[23,248	]	[551	]	[—	]	[22,697	]	[100.00	]%	[100.00	]%
Doubtful	72,141		31,647		—		29,460		74.15%		84.70%
	[66,091	]	[27,566	]	[—	]	[29,283	]	[74.89	]%	[86.01	]%
Special Attention	86,753		15,897		—		50,281		43.58%		76.28%
	[122,366	]	[26,313	]	[—	]	[34,597	]	[29.98	]%	[49.77	]%
Non Performing Loans (3)	167,238		47,711		—		87,919		60.15%		81.10%
	[211,706	]	[54,431	]	[—	]	[86,578	]	[43.50	]%	[66.60	]%
Normal	10,023,645
	[10,432,511	]
Total (4)	10,190,884
	[10,644,218	]
Share of Non Performing Loans (3) / (4)	1.64%
	[1.98	]%

Note: The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	232	112	25	120	206
Doubtful	197	(82)	(110)	279	308
Special Attention	893	(52)	(83)	945	976
Non Performing Loans (1)	1,323	(22)	(167)	1,346	1,491
Normal	169,503	(18,559)	(7,209)	188,063	176,712

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	1,066	6	(94)	1,060	1,161
Allowance for loan losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,066	6	(94)	1,060	1,161
Coverage ratio (2) / (1)	80.58%	1.81%	2.71%	78.76%	77.87%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	232 [120	]	— [—	]	— [—	]	232 [120	]		100.00 [100.00	% ]%
Doubtful	197 [279	]	— [—	]	— [—	]	178 [272	]		90.44 [97.16	% ]%
Special Attention	893		—		—		655			73.35%
	[945	]	[—	]	[—	]	[668	]		[70.62	]%
Non Performing Loans (3)	1,323 [1,346	]	— [—	]	— [—	]	1,066 [1,060	]		80.58 [78.76	% ]%
Normal	169,503 [188,063	]
Total (4)	170,826 [189,409	]
Share of Non Performing Loans (3) / (4)	0.77 [0.71	% ]%

Note:	The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

3.	Progress in Disposal of Problem Assets

Problem assets had been determined among “Loans and bills discounted”, “Foreign exchanges”, “Acceptances and guarantees”, “Credit related suspense accounts”, “Accrued interest” and “Securities lent” prior to September 2006. In accordance with the revision of the Ministerial Ordinance for the FRL, “Guaranteed private placement bonds” was included in the scope for determining problem assets as of March 31, 2007.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and MU Strategic Partner, Co., Ltd. (“MUSP”) (Combined, including Trust Accounts)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A) Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (a)	As of March 31, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	444.8	367.3	279.1	194.5	153.3	125.2	116.3	(8.9)
Doubtful	2,024.9	4,439.0	1,407.2	1,266.9	749.7	500.4	652.3	151.8

Total	2,469.8	4,806.4	1,686.4	1,461.4	903.0	625.7	768.6	142.9

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2004
Bankrupt or De facto Bankrupt	444.8	295.5	172.6	106.6	81.8	49.6	40.3	(9.3)
Doubtful	2,024.9	916.4	403.7	273.1	169.9	128.0	97.1	(30.8)

Total	2,469.8	1,211.9	576.3	379.7	251.8	177.6	137.4	(40.2)

(2) Assets newly categorized as problem assets based on the“FRL” during the first half of fiscal 2004
Bankrupt or De facto Bankrupt		71.8	35.7	20.2	13.5	8.7	6.3	(2.4)
Doubtful		3,522.6	638.8	365.6	209.1	34.6	26.4	(8.2)

Total		3,594.4	674.5	385.9	222.7	43.4	32.7	(10.6)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004
Bankrupt or De facto Bankrupt			70.8	26.4	14.0	8.8	7.0	(1.7)
Doubtful			364.7	208.4	49.1	28.2	20.8	(7.4)

Total			435.5	234.8	63.1	37.0	27.8	(9.1)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005
Bankrupt or De facto Bankrupt				41.2	22.5	19.3	13.0	(6.2)
Doubtful				419.6	170.0	101.2	78.6	(22.6)

Total				460.8	192.6	120.6	91.7	(28.9)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005
Bankrupt or De facto Bankrupt					21.2	16.3	10.2	(6.1)
Doubtful					151.4	72.1	37.4	(34.7)

Total					172.6	88.5	47.6	(40.8)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt						22.2	16.4	(5.8)
Doubtful						136.0	63.0	(73.0)

Total						158.3	79.4	(78.8)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt							22.8
Doubtful							328.7

Total							351.6

Mitsubishi UFJ Financial Group, Inc.

(B) Historical data for disposal of problem assets

(1) Assets categorized as problem assets prior to March 31,2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	49.6	40.3		(9.3)
Doubtful	128.0	97.1		(30.8)

Total	177.6	137.4		(40.2)

		(A	)	(B )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	1.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	8.1
Write-offs	3.6
Other	26.2
Collection / Repayment	22.3
Upgraded	3.8

Total	40.2	(B)

These measures shown below have been already taken to outstanding problem loans (A).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	8.6
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of small balance loans	27.2
Entrust to the Resolution and Collection Corporation	—

Total	37.2

(2) Assets newly categorized as problem assets during the first half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.7	6.3	(2.4)
Doubtful	34.6	26.4	(8.2)

Total	43.4	32.7	(10.6)

		(C)	(D)

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	1.2
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.7
Write-offs	2.5
Other	5.0
Collection / Repayment	4.0
Upgraded	0.9

Total	10.6	(D)

These measures shown below have been already taken to outstanding problem loans (C).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	2.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	3.4
Entrust to the Resolution and Collection Corporation	—

Total	6.3

(3) Assets newly categorized as problem assets during the second half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.8	7.0		(1.7)
Doubtful	28.2	20.8		(7.4)

Total	37.0	27.8		(9.1)

		(E	)	(F )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.2
Write-offs	0.5
Other	5.3
Collection / Repayment	4.6
Upgrade	0.7

Total	9.1	(F)

These measures shown below have been already taken to outstanding problem loans (E).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	2.7
Entrust to the Resolution and Collection Corporation	—

Total	7.0

(4) Assets newly categorized as problem assets during the first half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	19.3	13.0		(6.2)
Doubtful	101.2	78.6		(22.6)

Total	120.6	91.7		(28.9)

		(G	)	(H )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.1
Write-offs	2.6
Other	21.5
Collection / Repayment	17.8
Upgrade	3.6

Total	28.9	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	5.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	7.0
Entrust to the Resolution and Collection Corporation	—

Total	12.8

Mitsubishi UFJ Financial Group, Inc.

(5) Assets newly categorized as problem assets during the second half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	16.3	10.2		(6.1)
Doubtful	72.1	37.4		(34.7)

Total	88.5	47.6		(40.8)

		(I	)	(J )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	9.4
Write-offs	3.6
Other	27.3
Collection / Repayment	23.6
Upgraded	3.7

Total	40.8	(J)

These measures shown below have been already taken to outstanding problem loans (I).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	3.8
Entrust to the Resolution and Collection Corporation	—

Total	8.6

(6) Assets newly categorized as problem assets during the first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	22.2	16.4		(5.8)
Doubtful	136.0	63.0		(73.0)

Total	158.3	79.4		(78.8)

		(K	)	(L )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	1.4
Re-constructive treatment	2.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.9
Write-offs	23.9
Other	48.0
Collection / Repayment	32.4
Upgraded	15.5

Total	78.8	(L)

These measures shown below have been already taken to outstanding problem loans (K).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	11.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.5
Entrust to the Resolution and Collection Corporation	—

Total	15.6

(7) Assets newly categorized as problem assets during the second half of fiscal 2006

	(in billions of yen)
	As of March 31, 2007
Bankrupt or De facto Bankrupt	22.8
Doubtful	328.7

Total	351.6	(M)

These measures shown below have been already taken to outstanding problem loans (M).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	11.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	8.5
Entrust to the Resolution and Collection Corporation	—

Total	20.4

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., and MUSP (Combined)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A) Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (a)	As of March 31, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	365.2	306.5	229.5	162.1	129.9	117.3	107.7	(9.6)
Doubtful	1,639.7	3,901.2	1,240.6	1,106.7	683.3	459.1	579.9	120.8

Total	2,004.9	4,207.7	1,470.2	1,268.8	813.3	576.4	687.7	111.2

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2004
Bankrupt or De facto Bankrupt	365.2	237.9	139.2	86.5	69.2	45.7	38.2	(7.4)
Doubtful	1,639.7	771.9	346.3	223.3	148.5	121.1	91.4	(29.7)

Total	2,004.9	1,009.8	485.6	309.9	217.7	166.8	129.6	(37.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2004
Bankrupt or De facto Bankrupt		68.5	25.3	16.5	9.3	8.3	6.2	(2.0)
Doubtful		3,129.3	579.1	312.8	186.3	29.3	23.0	(6.3)

Total		3,197.9	604.4	329.3	195.6	37.7	29.2	(8.4)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004
Bankrupt or De facto Bankrupt			64.9	25.6	13.4	8.4	6.8	(1.5)
Doubtful			315.1	173.5	46.7	27.4	20.4	(6.9)

Total			380.0	199.1	60.2	35.8	27.3	(8.5)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005
Bankrupt or De facto Bankrupt				33.5	17.0	17.6	11.7	(5.9)
Doubtful				396.8	156.1	90.0	69.5	(20.5)

Total				430.4	173.2	107.7	81.2	(26.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005
Bankrupt or De facto Bankrupt					20.8	15.2	9.0	(6.2)
Doubtful					145.4	68.8	36.0	(32.7)

Total					166.3	84.0	45.1	(38.9)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt						22.0	13.8	(8.2)
Doubtful						122.2	54.8	(67.4)

Total						144.2	68.6	(75.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt							21.8
Doubtful							284.6

Total							306.4

Mitsubishi UFJ Financial Group, Inc.

(B) Historical data for disposal of problem assets

(1) Assets categorized as problem assets prior to March 31,2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	45.7	38.2		(7.4)
Doubtful	121.1	91.4		(29.7)

Total	166.8	129.6		(37.2)

		(A	)	(B )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	1.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	6.9
Write-offs	3.9
Other	24.2
Collection / Repayment	20.3
Upgrade	3.8

Total	37.2	(B)

These measures shown below have been already taken to outstanding problem loans (A).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	6.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	26.2
Entrust to the Resolution and Collection Corporation	—

Total	32.9

(2) Assets newly categorized as problem assets during the first half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.3	6.2		(2.0)
Doubtful	29.3	23.0		(6.3)

Total	37.7	29.2		(8.4)

		(C	)	(D )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	1.2
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.4
Write-offs	0.9
Other	4.7
Collection / Repayment	3.7
Upgrade	0.9

Total	8.4	(D)

These measures shown below have been already taken to outstanding problem loans (C).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	2.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	3.3
Entrust to the Resolution and Collection Corporation	—

Total	6.2

(3) Assets newly categorized as problem assets during the second half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.4	6.8		(1.5)
Doubtful	27.4	20.4		(6.9)

Total	35.8	27.3		(8.5)

		(E	)	(F )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.6
Write-offs	0.5
Other	5.2
Collection / Repayment	4.4
Upgrade	0.7

Total	8.5	(F)

These measures shown below have been already taken to outstanding problem loans (E).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	2.6
Entrust to the Resolution and Collection Corporation	—

Total	6.8

(4) Assets newly categorized as problem assets during the first half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	Increase / (Decrease)
Bankrupt or De facto Bankrupt	17.6	11.7	(5.9)
Doubtful	90.0	69.5	(20.5)

Total	107.7	81.2	(26.4)

		(G)	(H)

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.1
Write-offs	2.7
Other	18.9
Collection / Repayment	15.3
Upgrade	3.5

Total	26.4	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	5.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	6.0
Entrust to the Resolution and Collection Corporation	—

Total	11.5

Mitsubishi UFJ Financial Group, Inc.

(5) Assets newly categorized as problem assets during the second half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	15.2	9.0		(6.2)
Doubtful	68.8	36.0		(32.7)

Total	84.0	45.1		(38.9)

		(I	)	(J )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	9.3
Write-offs	2.2
Other	26.9
Collection / Repayment	23.2
Upgrade	3.7

Total	38.9	(J)

These measures shown below have been already taken to outstanding problem loans (I).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	2.7
Entrust to the Resolution and Collection Corporation	—
Total	7.4

(6) Assets newly categorized as problem assets during the first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	22.0	13.8		(8.2)
Doubtful	122.2	54.8		(67.4)

Total	144.2	68.6		(75.6)

		(K	)	(L )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	1.4
Re-constructive treatment	2.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.9
Write-offs	22.6
Other	46.0
Collection / Repayment	31.3
Upgrade	14.7

Total	75.6	(L)

These measures shown below have been already taken to outstanding problem loans (K).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	8.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.2
Entrust to the Resolution and Collection Corporation	—

Total	12.9

(7) Assets newly categorized as problem assets during the second half of fiscal 2006

	(in billions of yen)
	As of March 31, 2007
Bankrupt or De facto Bankrupt	21.8
Doubtful	284.6

Total	306.4	(M)

These measures shown below have been already taken to outstanding problem loans (M).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	11.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	8.4
Entrust to the Resolution and Collection Corporation	—

Total	19.4

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated, including Trust Accounts)

The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(A) Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (a)	As of March 31, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	79.6	60.8	49.6	32.3	23.3	7.9	8.5	0.6
Doubtful	385.2	537.7	166.5	160.2	66.3	41.3	72.3	30.9

Total	464.8	598.6	216.2	192.6	89.7	49.2	80.9	31.6

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2004
Bankrupt or De facto Bankrupt	79.6	57.6	33.3	20.1	12.6	3.9	2.0	(1.8)
Doubtful	385.2	144.4	57.3	49.7	21.3	6.8	5.6	(1.1)

Total	464.8	202.1	90.6	69.8	34.0	10.7	7.7	(2.9)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2004
Bankrupt or De facto Bankrupt		3.2	10.3	3.7	4.2	0.4	0.0	(0.3)
Doubtful		393.2	59.7	52.8	22.8	5.2	3.4	(1.8)

Total		396.5	70.0	56.5	27.0	5.7	3.4	(2.2)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004
Bankrupt or De facto Bankrupt			5.9	0.8	0.5	0.4	0.2	(0.2)
Doubtful			49.5	34.9	2.3	0.8	0.3	(0.4)

Total			55.4	35.7	2.9	1.2	0.5	(0.6)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005
Bankrupt or De facto Bankrupt				7.6	5.5	1.7	1.3	(0.3)
Doubtful				22.7	13.9	11.2	9.1	(2.0)

Total				30.4	19.4	12.9	10.5	(2.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005
Bankrupt or De facto Bankrupt					0.4	1.1	1.2	0.0
Doubtful					5.9	3.3	1.3	(1.9)

Total					6.3	4.4	2.5	(1.8)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt						0.2	2.6	2.3
Doubtful						13.8	8.2	(5.5)

Total						14.1	10.8	(3.2)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt							0.9
Doubtful							44.1

Total							45.1

Mitsubishi UFJ Financial Group, Inc.

(B) Historical data for disposal of problem assets

(1)	Assets categorized as problem assets prior to March 31,2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	3.9	2.0		(1.8)
Doubtful	6.8	5.6		(1.1)

Total	10.7	7.7		(2.9)

		(A	)	(B )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.2
Write-offs	(0.2)
Other	2.0
Collection / Repayment	2.0
Upgrade	0.0

Total	2.9	(B)

These measures shown below have been already taken to outstanding problem loans (A).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	1.9
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of small balance loans	1.0
Entrust to the Resolution and Collection Corporation	—

Total	4.2

(2)	Assets newly categorized as problem assets during the first half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	0.4	0.0		(0.3)
Doubtful	5.2	3.4		(1.8)

Total	5.7	3.4		(2.2)

		(C	)	(D )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.3
Write-offs	1.5
Other	0.3
Collection / Repayment	0.3
Upgrade	—

Total	2.2	(D)

These measures shown below have been already taken to outstanding problem loans (C).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.0
Entrust to the Resolution and Collection Corporation	—

Total	0.0

(3) Assets newly categorized as problem assets during the second half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	0.4	0.2		(0.2)
Doubtful	0.8	0.3		(0.4)

Total	1.2	0.5		(0.6)

		(E	)	(F )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.5
Write-offs	0.0
Other	0.1
Collection / Repayment	0.1
Upgrade	—

Total	0.6	(F)

These measures shown below have been already taken to outstanding problem loans (E).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.2

(4) Assets newly categorized as problem assets during the first half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	1.7	1.3		(0.3)
Doubtful	11.2	9.1		(2.0)

Total	12.9	10.5		(2.4)

		(G	)	(H )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	(0.1)
Other	2.5
Collection / Repayment	2.4
Upgrade	0.0

Total	2.4	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	1.0
Entrust to the Resolution and Collection Corporation	—

Total	1.3

Mitsubishi UFJ Financial Group, Inc.

(5)	Assets newly categorized as problem assets during the second half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	1.1	1.2		0.0
Doubtful	3.3	1.3		(1.9)

Total	4.4	2.5		(1.8)

		(I	)	(J )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.0
Write-offs	1.4
Other	0.4
Collection / Repayment	0.3
Upgrade	0.0

Total	1.8	(J)

These measures shown below have been already taken to outstanding problem loans (I).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	1.1
Entrust to the Resolution and Collection Corporation	—

Total	1.2

(6)	Assets newly categorized as problem assets during the first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	0.2	2.6		2.3
Doubtful	13.8	8.2		(5.5)

Total	14.1	10.8		(3.2)

		(K	)	(L )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	1.2
Other	1.9
Collection / Repayment	1.1
Upgrade	0.8

Total	3.2	(L)

These measures shown below have been already taken to outstanding problem loans (K).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	2.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.3
Entrust to the Resolution and Collection Corporation	—
Total	2.6

(7)	Assets newly categorized as problem assets during the second half of fiscal 2006

	(in billions of yen)
	As of March 31, 2007
Bankrupt or De facto Bankrupt	0.9
Doubtful	44.1

Total	45.1	(M)

These measures shown below have been already taken to outstanding problem loans (M).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.9

Mitsubishi UFJ Financial Group, Inc.

4.	Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts (Combined )

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	68,273,175	(3,449,462)	(2,467,524)	71,722,637	70,740,699
Manufacturing	7,644,091	(39,074)	(4,842)	7,683,165	7,648,933
Agriculture	23,535	2,280	(494)	21,255	24,029
Forestry	16,746	(501)	4,689	17,247	12,057
Fishery	30,588	(559)	(1,360)	31,147	31,948
Mining	49,115	(4,119)	(1,917)	53,234	51,032
Construction	1,554,978	(115,676)	(13,215)	1,670,654	1,568,193
Utilities	633,106	38,256	33,675	594,850	599,431
Communication and information services	1,818,480	(47,805)	(38,122)	1,866,285	1,856,602
Wholesale and retail	7,293,045	(528,099)	(330,028)	7,821,144	7,623,073
Finance and insurance	7,321,664	(180,249)	(916,414)	7,501,913	8,238,078
Real estate	9,223,743	(653,345)	(445,220)	9,877,088	9,668,963
Services	6,444,114	218,914	281,705	6,225,200	6,162,409
Municipal government	812,415	(73,569)	(63,551)	885,984	875,966
Other industries	25,407,541	(2,065,912)	(972,431)	27,473,453	26,379,972
Overseas offices and loans booked at offshore markets	10,131,005	1,525,013	749,862	8,605,991	9,381,143

Total	78,404,180	(1,924,448)	(1,717,662)	80,328,629	80,121,843

(2)	Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	18,328,956	(1,209,699)	(305,430)	19,538,655	18,634,387
Residential mortgage	17,190,135	(1,054,568)	(216,418)	18,244,704	17,406,554
Other	1,138,820	(155,131)	(89,012)	1,293,951	1,227,832

(3)	Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	44,077,149	(856,627)	(737,437)	44,933,776	44,814,586
% to total domestic loans	64.55%	1.91%	1.20%	62.64%	63.35%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	58,358,487	(2,878,241)	(2,082,938)	61,236,728	60,441,425
Manufacturing	6,384,756	(61,823)	(41,423)	6,446,579	6,426,179
Agriculture	22,458	2,164	(417)	20,294	22,875
Forestry	16,746	(501)	4,689	17,247	12,057
Fishery	5,150	(945)	573	6,095	4,577
Mining	46,340	(3,441)	(1,269)	49,781	47,609
Construction	1,409,731	(102,298)	(4,579)	1,512,029	1,414,310
Utilities	381,239	42,901	25,687	338,338	355,552
Communication and information services	871,251	(92,514)	(61,128)	963,765	932,379
Wholesale and retail	6,546,870	(614,889)	(338,562)	7,161,759	6,885,432
Finance and insurance	5,103,326	6,050	(924,862)	5,097,276	6,028,188
Real estate	7,564,642	(733,902)	(481,395)	8,298,544	8,046,037
Services	5,458,352	100,086	184,324	5,358,266	5,274,028
Municipal government	760,427	(73,222)	(61,627)	833,649	822,054
Other industries	23,787,199	(1,345,907)	(382,949)	25,133,106	24,170,148
Overseas offices and loans booked at offshore markets	9,836,470	1,486,002	739,024	8,350,468	9,097,446
Total	68,194,957	(1,392,238)	(1,343,914)	69,587,196	69,538,871

(2)	Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	17,163,337	(1,211,444)	(324,061)	18,374,781	17,487,398
Residential mortgage	16,051,849	(1,061,871)	(237,605)	17,113,720	16,289,454
Other	1,111,488	(149,573)	(86,456)	1,261,061	1,197,944

(3)	Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	38,911,759	(1,219,600)	(954,871)	40,131,359	39,866,630
% to total domestic loans	66.67%	1.14%	0.71%	65.53%	65.95%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

(1) Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006(B)	As of September 30, 2006(C)
Domestic offices (excluding loans booked at offshore markets)	9,595,925	(539,946)	(366,641)	10,135,872	9,962,567
Manufacturing	1,257,322	22,870	36,615	1,234,452	1,220,707
Agriculture	1,077	116	(77)	961	1,154
Forestry	—	—	—	—	—
Fishery	25,438	386	(1,933)	25,052	27,371
Mining	2,775	(678)	(648)	3,453	3,423
Construction	145,242	(13,344)	(8,621)	158,586	153,863
Utilities	249,360	(3,104)	8,759	252,464	240,601
Communication and information services	938,980	46,979	24,041	892,001	914,939
Wholesale and retail	746,154	86,838	8,558	659,316	737,596
Finance and insurance	2,206,880	(173,390)	16,759	2,380,270	2,190,121
Real estate	1,639,949	82,353	36,837	1,557,596	1,603,112
Services	982,502	121,285	97,601	861,217	884,901
Municipal government	23,430	1,766	(893)	21,664	24,323
Other industries	1,376,808	(712,022)	(583,642)	2,088,830	1,960,450
Overseas offices and loans booked at offshore markets	294,534	39,011	10,837	255,523	283,696

Total	9,890,460	(500,934)	(355,803)	10,391,395	10,246,264

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	1,072,903	9,555	22,234	1,063,348	1,050,668
Residential mortgage	1,046,760	14,773	24,622	1,031,987	1,022,137
Other	26,143	(5,217)	(2,387)	31,360	28,531

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	4,893,143	371,503	220,547	4,521,640	4,672,596
% to total domestic loans	50.99%	6.38%	4.09%	44.61%	46.90%

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1) Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	318,762	(31,275)	(17,944)	350,037	336,706
Manufacturing	2,013	(121)	(34)	2,134	2,047
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	—	—	—	—
Construction	5	(34)	(15)	39	20
Utilities	2,507	(1,541)	(771)	4,048	3,278
Communication and information services	8,249	(2,270)	(1,035)	10,519	9,284
Wholesale and retail	21	(48)	(24)	69	45
Finance and insurance	11,458	(12,909)	(8,311)	24,367	19,769
Real estate	19,152	(1,796)	(662)	20,948	19,814
Services	3,260	(2,457)	(220)	5,717	3,480
Municipal government	28,558	(2,113)	(1,031)	30,671	29,589
Other industries	243,534	(7,983)	(5,840)	251,517	249,374
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	318,762	(31,275)	(17,944)	350,037	336,706

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	92,715	(7,811)	(3,604)	100,526	96,320
Residential mortgage	91,526	(7,470)	(3,436)	98,996	94,962

Other	1,189	(340)	(168)	1,529	1,357

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	272,247	(8,530)	(3,113)	280,777	275,360
% to total domestic loans	85.40%	5.19%	3.62%	80.21%	81.78%

Mitsubishi UFJ Financial Group, Inc.

5.	Overseas Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined )

(1)	Loans to Asian countries

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Thailand	565,457	153,131	86,174	412,326	479,283
Indonesia	258,017	(21,941)	(6,454)	279,958	264,472
Malaysia	174,391	13,885	(22,338)	160,505	196,729
Philippines	59,385	(4,651)	(2,584)	64,037	61,969
South Korea	250,434	42,264	23,829	208,169	226,604
Singapore	400,395	133,539	29,040	266,856	371,355
Hong Kong	727,734	97,366	56,067	630,367	671,667
China	684,763	74,739	26,076	610,023	658,687
Taiwan	177,327	23,285	12,031	154,041	165,296
Other	201,259	84,372	57,298	116,886	143,960

Total	3,499,167	595,992	259,140	2,903,174	3,240,026

(2)	Loans to Latin American countries

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Argentina	2,090	(570)	(853)	2,661	2,944
Brazil	107,178	15,629	17,906	91,548	89,272
Mexico	95,899	12,194	(3,561)	83,705	99,461
Caribbean countries	738,087	79,368	23,309	658,719	714,778
Other	67,197	(3,285)	(3,650)	70,482	70,848

Total	1,010,454	103,337	33,149	907,117	977,305

Mitsubishi UFJ Financial Group, Inc.

6.	Loans and Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of former UFJ Bank Limited and former UFJ Trust Bank Limited.

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Deposits (ending balance)	112,041,360	(940,513)	2,485,628	112,981,873	109,555,732
Deposits (average balance)	110,056,122	(2,296,484)	(276,289)	112,352,606	110,332,412
Loans (ending balance)	78,085,418	(1,893,173)	(1,699,718)	79,978,591	79,785,136
Loans (average balance)	79,633,714	(748,602)	(78,898)	80,382,317	79,712,613

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of former UFJ Bank Limited.

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Deposits (ending balance)	100,276,681	(815,862)	2,102,407	101,092,544	98,174,273
Deposits (average balance)	98,482,144	(1,191,265)	(262,262)	99,673,410	98,744,407
Loans (ending balance)	68,194,957	(1,392,238)	(1,343,914)	69,587,196	69,538,871
Loans (average balance)	69,532,340	(9,803)	204,109	69,542,144	69,328,230

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of former UFJ Trust Bank Limited.

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Deposits (ending balance)	11,764,679	(124,650)	383,220	11,889,329	11,381,458
Deposits (average balance)	11,573,977	(1,105,218)	(14,027)	12,679,196	11,588,005
Loans (ending balance)	9,890,460	(500,934)	(355,803)	10,391,395	10,246,264
Loans (average balance)	10,101,373	(738,798)	(283,008)	10,840,172	10,384,382

Mitsubishi UFJ Financial Group, Inc.

7. Domestic Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined)

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Individuals	60,858,345	640,513	951,560	60,217,831	59,906,785
Corporations and others	40,840,251	(1,879,209)	1,530,628	42,719,460	39,309,622
Domestic deposits	101,698,596	(1,238,695)	2,482,188	102,937,292	99,216,407

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Individuals	52,661,717	610,054	774,602	52,051,663	51,887,115
Corporations and others	38,099,566	(1,629,158)	1,424,030	39,728,724	36,675,535
Domestic deposits	90,761,283	(1,019,104)	2,198,632	91,780,387	88,562,650

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Individuals	8,196,628	30,459	176,958	8,166,168	8,019,670
Corporations and others	2,740,684	(250,051)	106,597	2,990,735	2,634,086
Domestic deposits	10,937,313	(219,591)	283,556	11,156,904	10,653,757

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

8. Number of Employees

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Number of Employees	37,611	(1,309)	(1,058)	38,920	38,669

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Number of Employees	29,844	(974)	(782)	30,818	30,626

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Number of Employees	7,767	(335)	(276)	8,102	8,043

Mitsubishi UFJ Financial Group, Inc.

9. Number of Offices

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	886	6	10	880	876
Head office and Branches	742	3	2	739	740
Sub-branches and Agencies	144	3	8	141	136
Overseas	88	1	1	87	87
Branches	44	—	—	44	44
Sub-branches	25	2	2	23	23
Representative offices	19	(1)	(1)	20	20

Total	974	7	11	967	963

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	794	10	10	784	784
Head office and Branches	665	3	2	662	663
Sub-branches and Agencies	129	7	8	122	121
Overseas	81	1	1	80	80
Branches	39	—	—	39	39
Sub-branches	25	2	2	23	23
Representative offices	17	(1)	(1)	18	18

Total	875	11	11	864	864

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	92	(4)	—	96	92
Head office and Branches	77	—	—	77	77
Sub-branches and Agencies	15	(4)	—	19	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	99	(4)	—	103	99

Mitsubishi UFJ Financial Group, Inc.

10. Status of Deferred Tax Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited. The amounts prior to FY 2004 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(1) Tax Effects of the Items Comprising

Net Deferred Tax Assets

	(in billions of yen)
	Mar. 31, 2007
		vs. Mar. 31, 2006
Deferred tax assets	1,489.1	(253.8)
Allowance for loan losses	429.5	(115.4)
Write-down on investment securities	219.2	(89.6)
Net operating losses carried forwards	905.1	(201.4)
Reserve for employees’ retirement benefits	89.6	(9.5)
Unrealized losses on other securities	11.0	11.0
Other	440.1	68.2
Valuation allowance	(605.5)	82.9
Deferred tax liabilities	1,294.1	150.9
Gains on placing trust for retirement benefits	46.5	1.4
Unrealized gains on other securities	996.8	184.2
Other	250.7	(34.7)
Net deferred tax assets	194.9	(404.8)
[Consolidated]
Net deferred tax assets	166.3	(479.0)

(2) Net Business profit before Credit Costs and Taxable Income (Current fiscal year)

(in billions of yen)
FY 2006
Net business profits before credit costs	899.7
Credit related costs	38.7
Income before income taxes	958.0
Reconciliation to taxable income	(404.2)
Taxable income	553.7

(3)	Net Business Profits before Credit Costs and Taxable Income (Past five fiscal years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profit before credit costs	1,052.8	1,188.4	1,170.2	1,201.4	1,087.7
Credit related costs	2,229.0	1,097.9	1,089.3	892.4	(485.9)
Income before income taxes	(1,698.4)	(833.3)	262.5	(47.3)	1,612.7
Reconciliation to taxable income	1,654.6	(1,873.2)	289.5	(311.4)	(1,403.1)
Taxable income	(43.7)	(2,706.5)	552.0	(358.8)	209.5

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5) Collectability of Deferred Tax Assets at March 31, 2007 (Assumptions)

(in billions of yen)
Five years total (2007 to 2011)
Net business profits (based on our business plan) (*1)	7,335.6
Net business profit (basis of collectability determination) (*2)	5,697.6
Income before income taxes (basis of collectability determination)	4,633.6
Taxable income before adjustments (basis of collectability determination) (*3)	5,164.7
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,490.1
Deferred tax assets at March 31, 2007	1,489.1

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carried forwards

(Reference) Assumptions for Business Plan
	FY 2007	FY 2008	FY2009	FY2010	FY2011
S/T interest rate (Unsecured call rate)	0.56%	0.97%	1.00%	1.25%	1.50%
L/T interest rate (10 year JGB)	2.12%	2.47%	2.46%	2.65%	2.69%
Exchange rate (Yen/USD)	¥115	¥115	¥115	¥115	¥115

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2004 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Mar. 31, 2007
		vs. Mar. 31, 2006
Deferred tax assets	215.6	(68.2)
Allowance for loan losses	40.5	(10.4)
Write-down on investment securities	74.8	(40.1)
Net operating losses carried forwards	156.6	(56.7)
Other	40.9	0.9
Valuation allowance	(97.4)	38.2
Deferred tax liabilities	307.9	16.9
Unrealized gains on other securities	278.9	19.4
Other	28.9	(2.4)
Net deferred tax assets	(92.2)	(85.1)
[Consolidated]
Net deferred tax assets	(88.8)	(83.8)

(2)	Net Business profit before Credit Costs and Taxable Income (Current fiscal year)

(in billions of yen)
FY 2006
Net business profits before credit costs	274.3
Credit related costs	1.7
Income before income taxes	284.0
Reconciliation to taxable income	(141.9)
Taxable income	142.1

(3)	Net Business Profits before Credit Costs and Taxable Income (Past five fiscal years)

	(in billions of yen)
	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005
Net business profits before credit costs	276.7	280.4	274.1	271.1	252.6
Credit related costs	379.0	218.6	69.7	81.7	(45.8)
Income before income taxes	(226.8)	(289.1)	183.4	143.1	306.9
Reconciliation to taxable income	261.8	(289.9)	(199.1)	14.1	(212.0)
Taxable income	35.0	(579.0)	(15.6)	157.3	94.8

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Collectability of Deferred Tax Assets at March 31, 2007 (Assumptions)

(in billions of yen)
Five years total (2007 to 2011)
Net business profits (based on our business plan)(*1)	1,460.0
Net business profits (basis of collectability determination)(*2)	1,169.6
Income before income taxes (basis of collectability determination)	1,054.5
Taxable income before adjustments (basis of collectability determination)(*3)	852.6
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	467.4
Deferred tax assets at March 31, 2007	215.6

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plan.
(*3)	Before reversals of existing deductible temporary differences and net operating losses carried forwards

(Reference) Assumptions for Business Plan

	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011
S/T interest rate (Unsecured call rate)	0.56%	0.97%	1.00%	1.25%	1.50%
L/T interest rate (10 year JGB)	2.12%	2.47%	2.46%	2.65%	2.69%
Exchange rate (Yen/USD)	¥115	¥115	¥115	¥115	¥115

Mitsubishi UFJ Financial Group, Inc.

11. Employees’ Retirement Benefits

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1) Benefit obligation

	(in millions of yen)
		As of March 31, 2007
Projected benefit obligation	(A)	1,892,249
Fair value of plan assets	(B)	2,679,773
Prepaid pension cost	(C)	436,243
Reserve for employees’ retirement benefits	(D)	66,524
Total amount unrecognized	(A)-(B)+(C)-(D)	(417,805)
Unrecognized prior service cost		(68,197)
Unrecognized net actuarial loss		(349,608)

(2) Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2007
Net periodic cost of the employees’ retirement benefits	11,975
Service cost	47,924
Interest cost	46,712
Expected return on plan assets	(87,589)
Amortization of unrecognized prior service cost	(8,870)
Amortization of unrecognized net actuarial loss	668
Other	13,129

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Benefit obligation

	(in millions of yen)
		As of March 31, 2007
Projected benefit obligation	(A)	1,214,242
Fair value of plan assets	(B)	1,683,978
Prepaid pension cost	(C)	226,852
Reserve for employees’ retirement benefits	(D)	11,348
Total amount unrecognized	(A)-(B)+(C)-(D)	(254,232)
Unrecognized prior service cost		(42,521)
Unrecognized net actuarial loss		(211,710)

Note	: Discount rates for pension and retirement allowance are 2.3% and 1.9%, respectively.

(2) Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2007
Net periodic cost of the employees’ retirement benefits	16,531
Service cost	25,504
Interest cost	26,919
Expected return on plan assets	(40,815)
Amortization of unrecognized prior service cost	(6,184)
Amortization of unrecognized net actuarial loss	4,504
Other	6,603

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

(1) Benefit obligation

	(in millions of yen)
		As of March 31, 2007
Projected benefit obligation	(A)	391,432
Fair value of plan assets	(B)	694,106
Prepaid pension cost	(C)	162,394
Reserve for employees’ retirement benefits	(D)	—
Total amount unrecognized	(A)-(B)+(C)-(D)	(140,279)
Unrecognized prior service cost		(38,725)
Unrecognized net actuarial loss		(101,553)

Note : The discount rate for pension and retirement allowance is 2.2%.

(2) Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2007
Net periodic cost of the employees’ retirement benefits	(14,666)
Service cost	7,507
Interest cost	8,797
Expected return on plan assets	(29,837)
Amortization of unrecognized prior service cost	(2,594)
Amortization of unrecognized net actuarial loss	(3,955)
Other	5,416

Mitsubishi UFJ Financial Group, Inc.

12. Earnings Forecasts for the Fiscal Year Ending March 31, 2008

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary income	6,700.0	3,300.0	6,094.0	2,840.2
Ordinary profit	1,500.0	700.0	1,457.0	663.5
Net income	800.0	350.0	880.9	507.2

Mitsubishi UFJ Financial Group, Inc. (Non-Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Operating income	415.0	195.0	510.8	163.6
Ordinary profit	385.0	180.0	478.0	146.6
Net income	385.0	180.0	473.8	146.8

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	1,135.0	510.0	1,178.4	534.8
Net income	610.0	270.0	744.4	431.1

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Net business profits provision for general allowance for loan losses	1,025.0	455.0	899.7	426.1
Ordinary profit	885.0	395.0	834.5	358.3
Net income	530.0	235.0	669.2	422.9

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	220.0	105.0	281.5	137.6
Net income	135.0	65.0	207.9	119.3

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	240.0	110.0	274.3	122.8
Ordinary profit	210.0	95.0	278.3	127.2
Net income	125.0	60.0	211.6	112.5

59